ANNUAL REPORT

2022



SmartFinancial



16 YEARS

SmartBank, known for its progressive and innovative style of banking, opened the doors of its first branch in 2007 with the vision of building a foundation of strong leadership, forward thinking and a sincere desire to provide incomparable client service. Sixteen years later, that very foundation is stronger than ever and SmartBank is continuing to **Build Exceptional Value** for **Shareholders, Associates, Clients** and the **Communities** we serve.

LETTER TO OUR SHAREHOLDERS

2022 was an **OUTSTANDING** year for our company. We were fortunate enough to experience record revenues and record profit for our shareholders. Our continued efforts to improve every facet of the business and enhance **WOW** experiences is the mission that drives our team daily.

A tremendous **THANK YOU** goes out to each of you for your continued support in helping SmartFinancial deliver another year of terrific performance. This year, as in previous years, we all embraced an enormous amount of change, and we can't speak enough about the positive effect and results accomplished by our company.

Our performance in 2022 was remarkable with net income for the year totaling $43 million, equating to earnings per diluted share of $2.55. We experienced robust new client relationship generation with net balance loan growth of $556 million, increasing total loans at year-end to $3.2 billion and total deposits to $4.1 billion. We also increased our quarterly dividend by 17% and are proud to continue to return shareholder value and dollars.

We expanded our insurance services offering in 2022 with the purchase of Sunbelt Insurance Groups, continuing to diversify our lines of business and revenue streams. We welcome the entire Sunbelt family into our fold. Our team is enthusiastic about combining and doubling the size of our agency and rebranding the entity in the months ahead. The opportunity to enhance our services to current and future clients is a priority for our teams as we plan for the years ahead.

We have continued to recruit talented team members in all lines of business, adding professionals to the Bank, our insurance group and equipment finance subsidiary, as well as our wealth management and investments business. Every new market in our footprint has welcomed our company. Our legacy markets continue to grow market share, and we consistently outpace expectations. We can't say enough about the integrity and work ethic of our entire team. As SmartFinancial continues to scale and build density throughout our footprint, we become even stronger and more equipped to offer enhanced services for our commercial and retail clients.

We focus every day on driving shareholder value and earning per share. Our franchise is a well-disciplined organization with a solid foundation and high expectations. We accomplished this with an even greater focus on Corporate Social Responsibility in 2022. We invest in our communities through giving time, capital and energy and I know we will continue to build upon these efforts in 2023.

The future of our company looks bright! The economy in the Southeastern United States remains solid and we are operating in some of the strongest markets in the country. We can't say **THANK YOU** enough to each of our shareholders, clients and associates for the outstanding work last year.

On behalf of our entire Board of Directors, management team and our associates, thank you for your partnership and commitment to SmartFinancial and SmartBank.





BILLY CARROLL
President & CEO
SmartFinancial, Inc.

MILLER WELBORN
Chairman of the Board
SmartFinancial, Inc.

Downtown Knoxville



SmartBank®
BOARD OF DIRECTORS

MILLER WELBORN
Chairman

BILL CARROLL
Vice-Chairman

BILLY CARROLL
President & CEO

VIC BARRETT
Co-founder and Partner of
The Track Recreation Center

CATHY ACKERMANN
President and Chief Executive
Officer of Ackermann Marketing & PR

TED MILLER
Business Manager & Partner
of Dolly Parton Productions

DAVID OGLE
President and Co-founder of
Five Oaks Development Group

OTTIS PHILLIPS
Managing Partner of Phillips Properties
Partnership and Eagle Properties

JOHN PRESLEY
Principal, Presley Consulting

STEVE TUCKER
Principal in TriCo Resources and BTI Real Estate

DR. KEITH WHALEY
Founder of Whaley Family Eyecare

GEOFF WOLPERT
Owner of The Park Grill and The Peddler Steakhouse



In Memory of Ottis Phillips

It is with heavy hearts that we bid farewell to our beloved board member Ottis Phillips, who passed away recently. His unwavering commitment and dedication to our company will forever be remembered. His passion for our mission was evident in every decision he made, and his kindness and generosity impacted the lives of many. We are grateful for the time we had with Ottis and will honor his memory by continuing the important work he helped move forward. Rest in peace, dear friend. You will be deeply missed.



BILLY CARROLL
President
Chief Executive Officer



SmartBank
SENIOR LEADERSHIP

"**SMART LEADERSHIP** is exhibited when a person becomes willing to put themselves last in line for the good of the whole and doesn't personally prioritize recognition for accomplishing the task at hand. It is also demonstrated by caring more about others and less about the outcome. That's not to say that outcome isn't important, because in business it is! But the priority is the people."

- Miller Welborn
SmartBank Chairman of the Board



BEVERLY ATCHLEY
Senior Vice President
Senior Deposit Operations
& Administrative Officer



BECCA BOYD
Executive Vice President
Chief People Officer



CYNTHIA CAIN
Executive Vice President
Chief Accounting Officer



GREG DAVIS
Executive Vice President
Chief Lending Officer



KELLEY FOWLER
Senior Vice President
Director of Marketing
& Public Relations



RON GORCZYNSKI
Executive Vice President
Chief Financial Officer



MONTY HATCHER, CFP®, AAMS®
Executive Vice President, Director of
SmartBank Investment Services



RHETT JORDAN
Executive Vice President
Chief Credit Officer



TRAVIS LYTLE
Senior Vice President
Director of Community Development



GARY PETTY
Executive Vice President
Chief Risk Officer



NATE STRALL
Vice President
Director of Strategy
& Corporate Development



BRYAN STUBBLEFIELD
Senior Vice President
Retail Sales



ROBBIE WASHINGTON
Senior Vice President
CRA Officer & Director of
CRA/HMDA Reporting

SMARTBANK CULTURE

THE 2022 BILL CARROLL LEGACY BANKER AWARD

Barry Watson, former Southeast Regional President, was presented with the Bill Carroll Legacy Banker Award. This award was established in honor of Mr. Carroll and is given to those that exhibit his integrity, dedication, entrepreneurial spirit, and business acuity. Barry has been an integral part of SmartBank's leadership team since the completed Cornerstone acquisition in 2016.

"I am so honored to award the second annual Bill Carroll Legacy Banker Award to someone as deserving as Barry," said Chairman Miller Welborn. "With over 30 years in banking, we are glad to honor him. His hard work and passion are evident, and SmartBank is fortunate to have an associate who continuously strives to build exceptional value for our clients and in the communities we serve."



2022 "WOW" AWARD WINNER
LISA MARRICAL
Financial Services Representative Maryville, TN



- Creating "WOW" experiences

- Exhibiting over-the-top enthusiasm & positivity

- Delivering exceptional, professional & knowledgeable service



Each month a "WOW" Award Winner is chosen based on submissions from peers. At the end of each year, associates vote amongst the monthly winners to select the overall "WOW" Award Winner for the year. Congratulations to Lisa Marrical for being named SmartBank's 2022 "WOW" Award Winner!



MISSION

We build exceptional value for our SHAREHOLDERS by managing growth and maximizing profitability, return on investment, stock value, dividends, and liquidity.

We build exceptional value for our ASSOCIATES by fostering a more fulfilling environment that respects individual needs, establishes high expectations and recognizes achievement.

We build exceptional value for our CLIENTS by demonstrating incomparable care for their needs and increasing their financial wealth.

We build exceptional value in our COMMUNITIES by providing lasting solutions to their problems and protecting their greatest assets.

We've achieved this through the integrity and innovation of our Associates and Directors – it's THE SMARTBANK WAY.


TOP
WORK
PLACES
2022
knox news.
knox.biz

6 In 2022, SmartBank was voted a Top Workplace by Associates for the sixth year in a row.

VISION

Our vision is to build exceptional value for our brand and for our SHAREHOLDERS, ASSOCIATES, CLIENTS, and COMMUNITIES by delivering more than they think possible.




I HAVE THE
BEST JOB
EVER!

CORE VALUES

- **A**ct with Integrity
- **B**e Enthusiastic
- **C**reate Positivity
- **D**emonstrate Accountability
- **E**mbrace Change


EMBRAC
CHANG


I'm
kind of
a BIG
DEAL
around
here

CORE PURPOSE

CREATE "WOW" EXPERIENCES



16 YEARS OF SMARTBANK


Gatlinburg, TN grand opening


Pigeon Forge, TN

2007   2008   2009   2010 2011

In 2007, SmartBank opened its doors to its first branch and corporate office in Pigeon Forge, TN. Within the next year, SmartBank also opened branches in Sevierville and Gatlinburg, TN. In 2009, SmartBank expanded into Knoxville, TN with its fourth branch. The next year SmartFinancial, Inc. was formed as SmartBank's parent company. By 2011, and only five years into this journey, SmartBank was able to organically grow its assets to over $325 million.


Chattanooga, TN


FL Panhandle

2012   2013   2014   2015   2016

In 2012, SmartBank completed its first acquisition (GulfSouth Private Bank) and expanded its footprint by adding branches in the Florida Panhandle. While continuing to scale markets in Knoxville, TN and Panama City, FL, SmartBank expanded into the Chattanooga, TN area through its 2014 announcement to merge with Chattanooga-based Cornerstone Community Bank and to operate under SmartFinancial, Inc. The combined company was fully integrated in 2016. In 2015, SmartFinancial Inc. announced trading on the NASDAQ Capital Market under ticker symbol: SMBK. By 2016, SmartBank reached a tremendous milestone and became a $1 billion company.


Tuscaloosa, AL


Maryville, TN

2017   2018   2019   2020   2021   2022

In 2017, SmartBank expanded into Cleveland, TN through the acquisition of an FSG bank branch. Next, SmartBank went on to acquire Tuscaloosa, AL-based Capstone Bank, Tullahoma, TN-based Southern Community Bank and Maryville, TN-based Foothills Bank and Trust within two and a half years. The growth didn't slow there - in 2019, SmartBank was named to Fortune's annual 100 Fastest-Growing Companies List. In 2020, SmartBank continued its growth into Middle Tennessee with the acquisition of Progressive Savings Bank. 2021 was a year unlike any other. SmartBank opened new branches in Montgomery, Dothan, and Auburn, AL and added a new dynamic Wealth Management team to our Mobile, AL market. Additionally, SmartBank acquired Sevier County Bank, further scaling presence in one of its strongest markets, and also added an equipment financing division through the acquisition of Fountain Equipment Finance. In 2022, SmartBank opened full service branches in Birmingham, AL and Franklin, TN, launched SmartBank Private Banking Division, and was awarded Top Workplace designation for the sixth year in a row. Rains Insurance, a subsidiary of SmartBank, acquired Chattanooga, TN-based Sunbelt Insurance.


Franklin, TN team


Dothan, AL



2022 HIGHLIGHTS



Franklin, TN

 Nashville, TN market expansion with the opening of a full-service branch in Franklin, TN

 Regional flagship location, including a full-service branch, established in Birmingham, AL

 Significant operational consolidations including the Crossville, TN branch network and the Sevier County, TN operation centers

 Launched SmartBank Private Banking, offering high-touch, custom products and services for exclusive clientele

 Expanded insurance platform with the acquisition of Chattanooga, TN based Sunbelt Insurance and its Specialty Transportation Division

 Completed full implementation of nCino Commercial Loan Origination System establishing a scalable and efficient platform to support future growth





Above: The new Birmingham location will get a full makeover in 2023. Below: Birmingham team.



Downtown Nashville

SMARTBANK MARKETS


FENTRESS
PUTNAM
MORGAN
KNOX
CUMBERLAND
SEVIER
RUTHERFORD
BLOUNT
WILLIAMSON
COFFEE
HAMILTON
BRADLEY

SmartBank opened its first office in January 2007 in Pigeon Forge and has since expanded its footprint across several of the Southeast's strongest and most desired markets, with the company headquartered in Knoxville. Key commerce-attracting cities Chattanooga, Knoxville and Murfreesboro continue to thrive. In Chattanooga alone, Erlanger Health System, the Hamilton County Board of Education, and Blue Cross Blue Shield of Tennessee employ a combined 16,500+ TN residents. *Livability* named Franklin as #13 in its "Top 100 Best Places to Live in the US in 2022". According to SmartAsset, Murfreesboro ranks as the #3 Boomtown for growth in the US (Dec 2022). Knoxville is home to Oak Ridge National Laboratory, Denso Manufacturing, Discovery Communications, and many others.

TENNESSEE

BLOUNT COUNTY
Alcoa
Maryville

BRADLEY COUNTY
Cleveland

COFFEE COUNTY
Tullahoma

CUMBERLAND COUNTY
Crossville

FENTRESS COUNTY
Jamestown

HAMILTON COUNTY
Chattanooga (2)
East Ridge
Hixson
Ooltewah

KNOX COUNTY
Knoxville (3)

MORGAN COUNTY
Wartburg

PUTNAM COUNTY
Cookeville

RUTHERFORD COUNTY
Murfreesboro

SEVIER COUNTY
Sevierville (3)
Pigeon Forge
Gatlinburg
Seymour

WILLIAMSON COUNTY
Franklin

FLORIDA

OKALOOSA COUNTY
Destin

BAY COUNTY
Panama City

ESCAMBIA COUNTY
Pensacola

LEON COUNTY
Tallahassee (LPO)

SmartBank's expansion into the Florida Panhandle by way of its first acquisition of GulfSouth Private Bank in 2012 has proven that growth in this thriving market continues to be strong with many opportunities for continued success. SmartBank operates full services branches in Pensacola, Destin and Panama City, and a Loan Production Office in Tallahassee. Northwest Florida is home to six major military installations, all with aviation/aerospace-related missions which have huge impact on the industries, R&D and talent pool in the region. The Panhandle also includes strong tourism markets which account for one of the state's biggest economic drivers.


ESCAMBIA
OKALOOSA
LEON
BAY



MIKE HONEYCUTT
Regional President
Northeast Tennessee



ROBERT KUHN
Regional President
Alabama



ANTHONY PRICE
Regional President
Southeast Tennessee



DAVID SCOTT
Regional President
Middle Tennessee



LEE SMITH
Alabama Chairman



NATE SOMMER
Regional President
Coastal Market



JEFF WILLIAMS
Regional President
South Alabama

ALABAMA

SmartBank completed the integration of Tuscaloosa-based Capstone Bank in early 2018, adding eight branches spanning from Tuscaloosa through Southwest, AL and to the coast. In late 2018, SmartBank acquired Southern Community Bank, and added a branch in Huntsville. Alabama brings great banking opportunities with tremendous growth in several of the Southeast's most desirable markets. Huntsville's growth exceeds a population boom, with the area attracting several high-profile developments including Mazda Toyota Manufacturing, the MidCity District, Facebook's Data Center and the newly built FBI campus on Redstone Arsenal. Tuscaloosa continues to prove its economic value with the successes of Mercedes-Benz U.S. International and top employer, The University of Alabama. Fairhope, a vibrant coastal town in Baldwin County, has long been known for its lovely parks and sweeping panoramic views of Mobile Bay, but is now also the third fastest-growing city in Alabama (2022 American Community Survey, Census Bureau).

BALDWIN COUNTY
Fairhope

CLARKE COUNTY
Jackson
Thomasville

HOUSTON COUNTY
Dothan

JEFFERSON COUNTY
Birmingham

LEE COUNTY
Auburn

MADISON COUNTY
Huntsville

MOBILE COUNTY
Mobile

MONTGOMERY COUNTY
Montgomery

TUSCALOOSA COUNTY
Tuscaloosa (2)
Northport

WASHINGTON COUNTY
Chatom
McIntosh



CORPORATE SOCIAL RESPONSIBILITY









$150K IN LMI PHILANTHROPIC DONATIONS

SmartBank's philanthropic efforts, through hundreds of contributions and sponsorships each year, help propel our local and state economies and transform communities. Of the bank's generous support, approximately $150,000 was donated to organizations, agencies and causes that benefit low-to-moderate income (LMI) individuals, families, and geographies in the areas of health, education, financial literacy, economic development, and job training.

4,100+ VOLUNTEER HOURS

SmartBank Associates logged over 4100 volunteer hours in 2022, serving local charitable organizations and area schools, including approximately 800 hours devoted to CRA-qualifying service.

$214K PARK PARTNERS DONATIONS

SmartBank is committed to building exceptional value in our communities by providing lasting solutions to their problems and by protecting their greatest assets. Since 2009, SmartBank has donated over $214,000 to organizations who support local National Parks.

$265M SMALL BUSINESS FARM LENDING

Small business and farm lending remained robust in 2022. Approximately 1100 loans totaling $265 million were originated in the Bank's assessment areas.

$100M LMI LOANS

Community development lending surpassed $100 million and includes loans that financed multi-family affordable housing for LMI individuals, loans that target or promote small and emerging businesses in an LMI geography, and other loans that support or finance activity or services in an LMI geography or targeted to LMI individuals.

$11.5M INVESTMENT BONDS

During 2022, the Bank purchased approximately $11.5 million of investment bonds to facilitate the renovation of low-income multi-family housing units. The $11.5 million was comprised of five bonds issued in south Alabama and the panhandle of Florida.

FINANCIAL HIGHLIGHTS

$4.6BN Total assets consisting of net loans of $3.2 billion, and deposits of $4.1 billion

$556MM Year-over-year net balance loan growth

41 Full-service branches with new 2022 locations in Franklin, TN and Birmingham, AL

590+ Total associates with over 40 individuals added in 2022

$43MM Net income representing a 24% year-over-year increase

$2.55 Diluted earnings per share representing a 15% year-over-year increase

0.10% Nonperforming assets to total assets – another outstanding year of credit quality

2022 FINANCIAL SUMMARY

SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION   The following selected historical consolidated financial data as of and for the years ended December 31, 2022 and 2021 is derived from the audited consolidated financial statements of the company. (Amounts are in thousands, except ratios, per share data.)

| | YEARS ENDED DECEMBER 31, | |
	2022	2021
SUMMARY OF OPERATIONS		
Total interest income	$158,834	$125,232
Total interest expense	21,333	11,838
Net interest income	137,501	113,394
Provision for loan losses	4,018	1,633
Net interest income after provision for loan losses	133,483	111,761
Non-interest income	27,715	23,949
Non-interest expense	106,290	91,391
Income before income taxes	54,908	44,319
Income tax expense	11,886	9,529
Consolidated net income	$ 43,022	$ 34,790
SHARE AND PER COMMON SHARE DATA:		
Basic earnings per share	$ 2.57	$ 2.23
Diluted earnings per share	2.55	2.22
Common equity per common share outstanding	25.59	25.56
Tangible book value per share	19.09	19.26
Dividends per common share	0.28	0.24
Actual common shares outstanding	16,901	16,803
Weighted average common shares outstanding	16,740	15,573
Diluted weighted average common shares outstanding	16,871	15,699



SmartFinancial

	YEARS ENDED DECEMBER 31,	
	2022	**2021**
BALANCE SHEET DATA:		
Average total assets	$ 4,688,124	$ 3,839,110
Average gross loans, net of deferred loan fees	2,948,511	2,540,577
Average interest-earning assets	4,315,098	3,521,653
Average deposits	4,155,555	3,304,907
Average interest-bearing deposits	3,035,000	2,463,161
Average interest-bearing liabilities	3,109,956	2,586,487
Average total shareholders' equity	423,252	387,688
SELECTED FINANCIAL RATIOS:		
Return on average assets	0.92%	0.91%
Return on average equity	10.16%	8.97%
Average equity to average total assets	9.03%	10.10%
Efficiency ratio	64.33%	66.54%
Net interest margin[1]	3.20%	3.24%
Net interest spread[2]	3.01%	3.12%
CAPITAL RATIOS:[3]		
Total Capital (to Risk-Weighted Assets)	11.44%	12.29%
Tier 1 Capital (to Risk-Weighted Assets)	10.82%	11.66%
Common Equity Tier 1 Capital		
(to Risk-Weighted Assets)	10.82%	11.66%
Tier 1 Capital (to Average Assets)	8.90%	8.23%
ASSET QUALITY RATIOS:		
Net charge-offs to average loans	--%	0.02%
Allowance to period end loans	0.72%	0.72%
Allowance for loan losses to non-performing loans	790.98%	607.03%
Non-performing assets to total assets	0.10%	0.11%
OTHER DATA:		
Branches	41	40
Loan production offices	1	3
Operation centers	-	1
Total associates	596	551

TABLE ASSUMPTIONS
[1] Net interest margin is the result of net interest income calculated on a tax-equivalent basis divided by average interest earning assets for the period.
[2] Net interest spread is calculated as the yields realized on interest-bearing assets less the rates paid on interest-bearing liabilities.
[3] For SmartBank.

INVESTOR RELATIONS

SMARTFINANCIAL, INC. ANNUAL SHAREHOLDERS' MEETING
Thursday, May 25, 2023 at 2:30 pm
SmartBank - Bearden
5401 Kingston Pike, #600
Knoxville, TN 37919
Meeting contact:
Frank Hughes (frank.hughes@smartbank.com)

ELECTRONIC VOTING
To vote electronically, please go to www.smartfinancialinc.com.
You may also download a copy of the 2022 SmartFinancial, Inc. Annual Report.

INVESTOR RELATIONS CONTACT
Ron Gorczynski
EVP, Chief Financial Officer
5401 Kingston Pike, Suite 600
Knoxville, TN 37919
865.437.5724
ron.gorczynski@smartbank.com

STOCK TRANSFER AGENT INFO
American Stock Transfer & Trust Company, LLC
6201 15th Avenue | Brooklyn, NY 11219
800.937.5449

MARKET MAKERS
Raymond James & Associates	Keefe, Bruyette & Woods, Inc.
JP Morgan	Merrill Lynch
Morgan Stanley	Citigroup Global Markets
Wells Fargo	UBS Investment Bank
Goldman Sachs	

ANALYST COVERAGE
Keefe, Bruyette & Woods, Inc.	Piper Sandler Companies
Raymond James& Associates	DA Davidson & Co.
Hovde Group	Janney Montgomery Scott LLC
Stephens Inc.	

SMARTFINANCIAL, INC.
5401 Kingston Pike, #600
Knoxville, TN 37919
866.290.2554

STOCK SYMBOL
Nasdaq Capital Market:

SMBK

 

Forward-Looking Statements

This annual report may contain statements that are based on management's current estimates or expectations of future events or future results, and that may be deemed to constitute forward-looking statements as defined under the Private Securities Litigation Reform Act of 1995. These statements, including statements regarding the effects of the COVID-19 pandemic and related variants on SmartFinancial Inc.'s ("SmartFinancial") business and financial results and conditions, are not historical in nature and can generally be identified by such words as "expect," "anticipate," "intend," "plan," "believe," "seek," "may," "estimate," and similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors that may cause the actual results of SmartFinancial to differ materially from future results expressed or implied by such forward-looking statements. Such risks, uncertainties, and other factors include, among others, (1) the risk of litigation and reputational risk associated with historic acquisition activity; (2) the risk that cost savings and revenue synergies from recently completed acquisitions may not be realized or may take longer than anticipated to realize; (3) disruption from recently completed acquisitions with customer, supplier, employee, or other business relationships; (4) our ability to successfully integrate the businesses acquired as part of previous acquisitions with the business of SmartBank; (5) changes in management's plans for the future; (6) prevailing, or changes in, economic or political conditions, particularly in our market areas, including the effects of declines in the real estate market, high unemployment rates, inflationary pressures, elevated interest rates and slowdowns in economic growth, as well as the financial stress on borrowers as a result of the foregoing; (7) credit risk associated with our lending activities; (8) changes in loan demand, real estate values, or competition; (9) developments in our mortgage banking business, including loan modifications, general demand, and the effects of judicial or regulatory requirements or guidance; (10) changes in accounting principles, policies, or guidelines; (11) changes in applicable laws, rules, or regulations; (12) adverse results from current or future litigation, regulatory examinations or other legal and/or regulatory actions, including as a result of SmartFinancial's participation in and execution of government programs related to the COVID-19 pandemic and related variants; (13) the continued impact of the COVID-19 pandemic and related variants on SmartFinancial's assets, business, cash flows, financial condition, liquidity, prospects and results of operations; (14) significant turbulence or a disruption in the capital or financial markets and the effect of a fall in stock market prices on our investment securities; (15) the effects of war or other conflicts including the impacts related to or resulting from Russia's military action in Ukraine; and (16) other general competitive, economic, political, and market factors, including those affecting our business, operations, pricing, products, or services. These and other factors that could cause results to differ materially from those described in the forward-looking statements can be found in SmartFinancial's most recent annual report on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, in each case filed with or furnished to the Securities and Exchange Commission (the "SEC") and available on the SEC's website (www.sec.gov). Undue reliance should not be placed on forward-looking statements. SmartFinancial disclaims any obligation to update or revise any forward-looking statements contained in this release, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.

Non-GAAP Financial Measures

We report our results in accordance with United States generally accepted accounting principles ("GAAP"). However, management believes that certain non-GAAP performance measures used in managing the business may provide meaningful information about underlying trends in its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, our reported results prepared in accordance with GAAP.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2022

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For transition period from _____ to _____

Commission File Number: 001-37661



(Exact name of registrant as specified in its charter)

Tennessee	**62-1173944**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5401 Kingston Pike, Suite 600	
Knoxville, Tennessee	**37919**
(Address of principal executive offices)	**(Zip Code)**

(865) 437-5700
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of Exchange on which Registered
Common Stock, par value $1.00 per share	SMBK	The Nasdaq Stock Market

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $1.00 Par Value

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the of the Securities Act.
Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.
Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer", "accelerated filer", "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐   Accelerated filer ☒   Non-accelerated filer ☐   Smaller reporting company ☐
Emerging Growth Company ☐

If emerging growth company, indicate by check market if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

As of June 30, 2022, the aggregate market value of the registrant's voting and non-voting common stock held by non-affiliates was approximately $400.7 million. As of March 08, 2023, there were 16,996,288 shares outstanding of the registrant's common stock, $1.00 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for the Annual Meeting of Shareholders to be held on May 25, 2023, are incorporated by reference in Part III of this Form 10-K.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS

SmartFinancial, Inc. ("SmartFinancial" or the "Company") may, from time to time, make written or oral statements, including statements contained in this report and information incorporated by reference herein (including, without limitation, certain statements in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7), that constitute forward-looking statements within the meaning of Section 27A of the Securities Act, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements are based on assumptions and estimates and are not guarantees of future performance. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words (and their derivatives), such as "may," "will," "could," "project," "believe," "anticipate," "expect," "estimate," "continue," "potential," "plan," "forecast," and the like, the negatives of such expressions, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of a current condition. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, financial condition, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to:

- the impact of current and future economic and market conditions generally (including seasonality) and in the financial services industry, nationally and within our primary market areas (particularly Tennessee), including the effects of inflationary pressures, changes in interest rates, slowdowns in economic growth, and the potential for high unemployment rates, as well as the financial stress on borrowers and changes to customer and client behavior (including the velocity of loan repayment) and credit risk as a result of the foregoing;
- the risks of changes in interest rates on the level and composition of deposits (as well as the cost of, and competition for, deposits), loan demand, liquidity and the values of loan collateral, securities and market fluctuations, and interest rate sensitive assets and liabilities;
- the possibility that our asset quality would decline or that we experience greater loan losses than anticipated;
- the impact of liquidity needs on our results of operations and financial condition;
- competition from financial institutions and other financial service providers;
- the impact of negative developments in the financial industry and U.S. and global capital and credit markets;
- the impact of recently enacted and future legislation and regulation on our business;
- weakness in the real estate market, including the secondary residential mortgage market, which can affect, among other things, the value of collateral securing mortgage loans, mortgage loan originations and delinquencies, profits on sales of mortgage loans, and the value of mortgage servicing rights;
- risks associated with our growth strategy, including a failure to implement our growth plans or an inability to manage our growth effectively;
- claims and litigation arising from our business activities and from the companies we acquire, which may relate to contractual issues, environmental laws, fiduciary responsibility, and other matters;
- the risks of mergers, acquisitions and divestitures, including our ability to continue to identify acquisition targets, successfully acquire and integrate desirable financial institutions and realize expected revenues and revenue synergies;
- cyber attacks, computer viruses or other malware that may breach the security of our websites or other systems we operate or rely upon for services to obtain unauthorized access to confidential information, destroy data, disable or degrade service, or sabotage our systems and negatively impact our operations and our reputation in the market, including as a result of increased remote working;
- results of examinations by our primary regulators, the Tennessee Department of Financial Institutions (the "TDFI"), the Board of Governors of the Federal Reserve System (the "Federal Reserve"), and other regulatory authorities, including the possibility that any such regulatory authority may, among other things, require us to increase our allowance for credit losses, write-down assets, require us to reimburse customers, change the way we do business, or limit or eliminate certain other banking activities;
- government intervention in the U.S. financial system and the effects of and changes in trade and monetary and fiscal policies and laws, including the interest rate policies of the Federal Reserve as well as legislative, tax and regulatory changes that impact the money supply and inflation and the possibility that the U.S. could default on its debt obligations;

- our inability to pay dividends at current levels, or at all, because of inadequate future earnings, regulatory restrictions or limitations, and changes in the composition of qualifying regulatory capital and minimum capital requirements;
- the relatively greater credit risk of commercial real estate loans and construction and land development loans in our loan portfolio;
- our ability to maintain expenses in line with current projections;
- unanticipated credit deterioration in our loan portfolio or higher than expected loan losses within one or more segments of our loan portfolio;
- unexpected significant declines in the loan portfolio due to the lack of economic expansion, increased competition, large prepayments, changes in regulatory lending guidance or other factors;
- unanticipated loan delinquencies, loss of collateral, decreased service revenues, and other potential negative effects on our business caused by severe weather, natural disasters, acts of war or terrorism and other external events;
- changes in expected income tax expense or tax rates, including changes resulting from revisions in tax laws, regulations and case law;
- our ability to retain the services of key personnel;
- uncertainty related to the transition away from the London Inter-bank Offered Rate ("LIBOR");
- the ongoing impact of the COVID-19 pandemic;
- potential increases in the provision for loan losses resulting from the implementation of ASU 2016-13 Current Expected Credit Loss ("CECL");
- political instability, acts of God, or of war or terrorism, natural disasters, including in the Company's footprint, health emergencies, epidemics or pandemics, or other catastrophic events that may affect general economic conditions;
- risks related to environmental, social and governance ("ESG") strategies and initiatives, the scope and pace of which could alter our reputation and shareholder, associate, customer and third-party affiliations; and
- the impact of Tennessee's anti-takeover statutes and certain of our charter provisions on potential acquisitions of us.

For a more detailed discussion of some of the risk factors, see the section entitled "Risk Factors" below. We do not intend to update any factors, except as required by Securities and Exchange Commission ("SEC') rules, or to publicly announce revisions to any of our forward-looking statements. Any forward-looking statement speaks only as of the date that such statement was made. You should consider any forward looking statements in light of this explanation, and we caution you about relying on forward-looking statements.

PART I

ITEM 1. BUSINESS

OVERVIEW

SmartFinancial, Inc. ("SmartFinancial" or the "Company") was incorporated on September 19, 1983, under the laws of the State of Tennessee. SmartFinancial is a bank holding company registered under the Bank Holding Company Act of 1956, as amended.

The Company makes our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act available free of charge on our website at **www.smartbank.com** as soon as reasonably practicable after we electronically file such material with the SEC. These reports are also available without charge on the SEC's website at **www.sec.gov**.

The primary activity of SmartFinancial is the ownership and operation of SmartBank (the "Bank"). As a bank holding company, SmartFinancial intends to facilitate SmartBank's ability to provide financial services to its customers. The holding company structure also provides flexibility for expansion through the possible acquisition of other financial institutions and the provision of additional banking-related services, as well as certain non-banking services, which a traditional commercial bank may not provide under present laws.

SmartBank

SmartBank is a Tennessee-chartered commercial bank established in 2007 with its principal office in Pigeon Forge, Tennessee. The principal business of the Bank consists of attracting deposits from the general public and investing those funds, together with funds generated from operations and from principal and interest payments on loans, primarily in commercial loans, commercial and residential real estate loans, leases, consumer loans and residential and commercial construction loans. Funds not invested in the loan and lease portfolio are invested by the Bank primarily in obligations of the U.S. Government, U.S. Government agencies, and various states and their political subdivisions. In addition to deposits, sources of funds for the Bank's loans and leases and other investments include amortization and prepayment of loans and leases, sales of loans and leases or participations in loans, sales of its investment securities and borrowings from other financial institutions. The principal sources of income for the Bank are interest and fees collected on loans and leases, fees collected on deposit accounts and interest and dividends collected on other investments. The principal expenses of the Bank are interest paid on deposits, employee compensation and benefits, office expenses and other overhead expenses. As of March 1, 2023, SmartBank has 41 full-service bank branches and one loan production office in select markets in East and Middle Tennessee, Alabama and the Florida Panhandle.

Merger and Acquisition Strategy

Our strategic plan involves growing a high performing community bank through organic loan and lease and deposit growth, as well as disciplined merger and acquisition activity. We are continually evaluating business combination and purchase opportunities and may conduct due diligence activities in connection with these opportunities. As a result, business combination or purchase discussions and, in some cases, negotiations, may take place, and transactions involving cash, debt or equity securities could be expected. Any future business combinations or purchases or series of business combinations or purchases that we might undertake may be material in terms of assets acquired, liabilities assumed, or equity issued.

Sunbelt

On September 1, 2022, Rains Agency Inc. ("Rains Agency"), an indirect wholly-owned subsidiary of SmartFinancial, Inc., entered into a Purchase Agreement with the sole member of Sunbelt Group, LLC ("Sunbelt"), a Tennessee limited liability company. Sunbelt, with an office in Chattanooga, Tennessee and formed in 1984, was an independent, full-service insurance agency providing personal and commercial property and casualty insurance as well as life and health. In addition, Sunbelt has a dedicated transportation insurance department that focuses their attention solely on the insurance

needs of the transportation industry. The purchase of Sunbelt was consummated September 1, 2022, with an aggregate purchase price payable by Rains Agency of $6,500,000, of which $5,200,000 was paid in cash at the closing of the Acquisition, and the remainder of which will be payable in equal cash installments on September 1, 2023, and September 1, 2024 (the "***Deferred Payments***"). The Deferred Payments are subject to acceleration in certain circumstances involving a change in control of Rains Agency and are subject to set-off for any indemnification or other obligations of the Sellers to Rains Agency under the terms of the Purchase Agreement. In connection with the acquisition, Rains Agency acquired $349 thousand of assets and assumed $364 thousand of liabilities from Sunbelt. The assets and liabilities of Sunbelt, as of the effective date of the merger, were recorded at their respective estimated fair values and combined with those of the Company. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill, which was approximately $4.6 million.

Fountain Acquisition

On May 2, 2021, the Company entered into a Purchase Agreement with members of Fountain Leasing, LLC ("Fountain"), a Tennessee limited liability company. Fountain, headquartered in Knoxville, Tennessee and founded in 2006, offered construction equipment financing to small and medium sized businesses throughout the Southeast, and maintained offices in Atlanta, Charlotte, Memphis, and Nashville. The purchase was consummated May 3, 2021, with Fountain Leasing, LLC, members receiving $14 million in cash at closing, and the Company repaid approximately $46 million of Fountain Leasing, LLC indebtedness. Following the closing of the acquisition, on May 4, 2021, the Company changed the name of Fountain Leasing, LLC to Fountain Equipment Finance, LLC. The assets and liabilities of Fountain, as of the effective date of the merger, were recorded at their respective estimated fair values and combined with those of the Company. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill, which was approximately $2.4 million. As a result of the merger, the Company assets increased approximately $54 million, and liabilities increased approximately $683 thousand.

Sevier County Bancshares Merger

On April 13, 2021, the Company along with the Bank entered into an agreement and plan of merger (the "Merger Agreement") with Sevier County Bancshares, Inc., a Tennessee corporation ("SCB"). The merger was consummated September 1, 2021, with SCB stockholders receiving, either (i) $10.17 in cash (the "Per Share Cash Consideration"), or (ii) 0.4116 shares of Company common stock, par value $1.00 (the "Per Share Stock Consideration"). Pursuant to the terms of the Merger Agreement, (i) each SCB shareholder holding 20,000 shares or more of SCB common stock received the Per Share stock Consideration and (ii) each SCB shareholder holding fewer than 20,000 shares of SCB common stock could elect to receive either the Per Share Stock Consideration or the Per Share Cash Consideration. After the merger, original stockholders of SmartFinancial owned approximately 90% of the outstanding common stock of the combined entity on a fully diluted basis while the previous SCB stockholders owned approximately 10%. The assets and liabilities of SCB, as of the effective date of the merger, were recorded at their respective estimated fair values and combined with those of the Company. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets with the remaining excess allocated to goodwill, which was approximately $17.2 million. As a result of the merger, the Company assets increased approximately $485 million, and liabilities increased approximately $443 million.

Progressive Merger

On October 29, 2019, the Company along with the Bank entered into an agreement and plan of merger with Progressive Financial Group, Inc. ("PFG"), a Tennessee corporation. The merger was consummated on March 1, 2020, with PFG stockholders receiving stock of the Company. After the merger, original stockholders of SmartFinancial owned approximately 92% of the outstanding common stock of the combined entity on a fully diluted basis while the previous PFG stockholders owned approximately 8%. The assets and liabilities of PFG, as of the effective date of the merger, were recorded at their respective estimated fair values and combined with those of the Company. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities was allocated to identifiable intangible assets

with the remaining excess allocated to goodwill, which was approximately $8.8 million. As a result of the merger, the Company assets increased approximately $301 million, and liabilities increased approximately $272 million.

Banking Services

Lending Activities

General: The Company maintains a diversified loan portfolio by providing a broad range of commercial and retail lending services to business entities and individuals. We provide commercial business loans, commercial and residential real estate construction and mortgage loans, agriculture loans, leases, consumer loans, revolving lines of credit and letters of credit. The Company also originates one to four family residential mortgage loans and generally enters into a commitment to sell these loans in the secondary market.

At December 31, 2022, our net loan and lease portfolio totaled approximately $3.2 billion, representing approximately 70.0% of our total assets. For additional discussion of our loan portfolio, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Loan and Lease Portfolio Composition."

Commercial Real Estate: Commercial real estate loans include owner-occupied commercial real estate loans and loans secured by income-producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Consumer Real Estate: Consumer real estate loans include real estate loans secured by first liens, second liens, or open end real estate loans, such as home equity lines. These are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Construction and Land Development: Loans for real estate construction and development are repaid through cash flow related to the operations, sale, or refinance of the underlying property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial and Industrial: The commercial and industrial loan portfolio segment includes commercial and financial loans and leases. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers' business operations.

Leases: The lease portfolio segment includes leases to small and mid-size companies for equipment financing leases. These leases are secured by a secured interest in the equipment being leased.

Consumer and Other: The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and educational loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

Credit Risk Management

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan and lease portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy,

procedures exist that elevate the approval requirements as credits become larger and more complex. All loans and leases are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer real estate and consumer and other portfolio segments, the risk management process focuses on managing customers who become delinquent in their payments. For the other portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios, including a third party review of the largest credits on an annual basis or more frequently, as needed. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur periodically to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan and lease portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by Director, Management and Loan Committees.

Investment Activities

Our investment policy is designed to provide income from funds not needed to meet loan demand in a manner consistent with appropriate liquidity and risk management objectives. Under this policy, our Company may invest in federal, state and municipal obligations, corporate obligations, public housing authority bonds and securities issued by Government-Sponsored Enterprises ("GSEs"). Investments in our portfolio must satisfy certain quality criteria. Our Company's investments must be "investment-grade" as determined by a nationally recognized investment rating service. Investment securities where the Company has determined a certain level of credit risk are periodically reviewed to determine the financial condition of the issuer and to support the Company's decision to continue holding the security. Traditionally, the Company has purchased and held investment securities with very high levels of credit quality, favoring investments backed by direct or indirect guarantees of the U.S. government.

While our investment policy permits our Company to trade securities to improve the quality of yields or marketability or to realign the composition of the portfolio, the Bank historically has not done so to any significant extent.

Our investment committee implements the investment policy and portfolio strategies and monitors the portfolio. Reports on all purchases, sales, net profits or losses and market appreciation or depreciation of the bond portfolio are reviewed by our Assets Liability Committee ("ALCO") each quarter. The written investment policy is reviewed annually by the Company's ALCO of the Board and updated as needed.

The Company's securities are held in safekeeping accounts at approved correspondent banks.

Deposits

The Company provides a full range of deposit accounts and services to both retail and commercial customers. These deposit accounts have a variety of interest rates and terms and consist of interest-bearing and noninterest-bearing accounts, including commercial and retail checking accounts, regular interest-bearing savings accounts, money market accounts, individual retirement accounts and certificates of deposit. Our Bank obtains most of its deposits from individuals and businesses in its market areas.

Brokered deposits are deposits obtained by utilizing an outside broker that is paid a fee. The Bank utilizes brokered deposits to accomplish several purposes, such as (i) acquiring a certain maturity and dollar amount without repricing the Bank's current customers which could increase or decrease the overall cost of deposits and (ii) acquiring certain maturities and dollar amounts to help manage interest rate risk.

Other Funding Sources

The Federal Home Loan Bank ("FHLB") allows the Company to obtain advances through its credit program. These advances are secured by securities owned by the Company and held in safekeeping by the FHLB, FHLB stock owned by the Company and certain qualifying loans secured by real estate, including residential mortgage loans, home equity lines of credit and commercial real estate loans. The Company maintains credit arrangements with various other financial institutions to purchase federal funds. The Company participates in the Federal Reserve discount window borrowings program.

The Company also enters into repurchase agreements and these are treated as short-term borrowings.

Investment and Insurance Services

The Bank contracts with Raymond James Financial Services, Inc. ("RJFS"), a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public through associates who are employed by both the Bank and RJFS. RJFS is a subsidiary of Raymond James Financial, Inc.

The Bank offers, through RJFS, non-FDIC insured investment products to help clients achieve their financial objectives within their risk tolerances. The brokerage and investment advisory program offered by RJFS complements the Bank's general banking business and further supports its business philosophy and strategy of delivering to our clients a comprehensive array of products and services that meet their financial needs. Pursuant to its contract, RJFS is primarily responsible for the compliance monitoring of dual employees of RJFS and the Bank. Additionally, the Bank has developed its own compliance-monitoring program in an effort to further ensure that associates deliver these products in a manner consistent with the various regulations governing such activities. The Bank receives a percentage of commission credits and fees generated by the program. The Bank remains responsible for various expenses associated with the program, including furnishings, equipment and promotional expenses and general personnel costs, including commissions paid to licensed brokers.

Additionally, Rain Insurance Agency, Inc., a subsidiary of the Bank, provides insurance products, in the property and casualty area, commercial, transportation, and life and health to their respective clients.

Human Capital Resources

The Bank is committed to building a culture where associates thrive and are empowered to be leaders. Being trustworthy, loyal, and innovative are some of the characteristics exemplified by our associates. Our core values define our culture: Act with Integrity, Be Enthusiastic, Create Positivity, Demonstrate Accountability, and Embrace Change.

As of December 31, 2022, we employed 583 full-time and 13 part-time associates, primarily across our three-state footprint of Tennessee, Alabama, and Florida. None of these associates are represented by a collective bargaining agreement. During 2022, we successfully onboarded 147 new associates. Over 67% of the Company's associates are women, and 8.5% are minorities. Among the Company's 294-person banking officers, women make up approximately 52% of these associates, while minorities account for 5% of the banking officer members. Presently, the senior leadership team includes seven associates, two of whom are women.

We recognize the social and environmental responsibility that arises from the impact of our activities on peoples' lives and society. To assist with this responsibility, we have adopted a Code of Ethics and Business Conduct Policy to address any concerns into our daily business activities and our approach to stakeholder relationships. Through this policy, we strive to carry out our banking activities in a responsible manner, placing the financial needs of our clients and economic health of our communities at the core of our focus.

Talent Acquisition, Development, and Retention

We foster a work environment that respects individual needs, establishes high expectations, and recognizes achievement. Associates are inspired to be involved in their communities and show great care for clients. We refer to that as creating "WOW" experiences. Our leadership team empowers associates to make decisions and find opportunities to add value. We invest in a healthy work-life balance, competitive compensation and benefit packages, and a vibrant, team-oriented environment centered on professional service and open communication among associates. We hold ourselves accountable by taking part in an annual engagement survey to ask for feedback from our associates. The survey results mold our initiatives so that we can focus on being a great place to work and do business with. In 2017, 2018, 2019, 2020, 2021, and 2022 we were nominated as a Top Workplace by the Knoxville News Sentinel and received culture excellence awards on compensation and benefits, appreciation, employee wellbeing, work-life flexibility, and top management based on the feedback from our associates.

Our board of directors recognizes the importance of succession planning for our chief executive officer and other key executives. The board of directors annually reviews our succession plans for senior leadership roles, with the goal of ensuring we will continue to have the right leadership talent in place to execute the organization's long-term strategic plans.

We invest in the growth and development of our associates by providing a multi-dimensional approach to learning that empowers, intellectually grows, and professionally develops our colleagues. We provide our associates with opportunities to take part in ongoing learning through educational courses relevant to the banking industry and their job functions and tuition reimbursement to support continuing education. We have learning paths designed to encourage an associate's advancement and growth, including peer mentoring and leadership programs to empower our leaders. These resources provide associates with the skills they need to promote advancement and become stronger leaders.

Health and Welfare

We provide a competitive compensation and benefits program to help meet the needs of our associates. In addition to salaries, these programs include annual bonuses, stock awards, a 401(k) Plan with an employer matching contribution, healthcare and insurance benefits, health savings, flexible spending accounts, generous paid time off including unlimited paid time off options, flexible scheduling, tuition reimbursement, financial planning, company paid life insurance, company paid dental insurance, company paid vision insurance, family leave, and an associate assistance program that includes enhanced mental health benefits.

Competition

We compete in a highly competitive banking and financial services industry. Our profitability depends principally on our ability to effectively compete in the markets in which we conduct business. We expect competition in the industry to continue to increase mainly as a result of the improvement in financial technology used by both existing and new banking and financial services firms. Competition may further intensify as additional companies enter the markets where we conduct business and we enter mature markets in accordance with our expansion strategy.

We experience strong competition from both bank and non-bank competitors. Broadly speaking, we compete with national banks, super-regional banks, smaller community banks and non-traditional internet-based banks. In addition, we compete with other financial intermediaries and investment alternatives such as mortgage companies, credit card issuers, leasing companies, finance companies, financial technology (fintech) companies, money market mutual funds, brokerage firms, governmental and corporation bond issuers, and other securities firms. Many of these non-bank competitors are not subject to the same regulatory oversight, affording them a competitive advantage in some instances. In many cases, our competitors have substantially greater resources and offer certain services that we are unable to provide to our customers.

Additionally, competition from fintechs, is increasing. In addition to fintechs, certain technology companies are working to provide financial services directly to their customers. These nontraditional financial service providers have been successful in developing digital and other products and services that effectively compete with traditional banking services, but are in some cases subject to fewer regulatory restrictions than banks and bank holding companies, allowing them to operate with greater flexibility and lower cost structures. Although digital products and services have been important

competitive features of financial institutions for some time, the COVID-19 pandemic accelerated the move toward digital financial services products and we expect that trend to continue.

We encounter strong pricing competition in providing our services. Additionally, other banks offer different products or services from those that we provide. The larger national and super-regional banks may have significantly greater lending limits and may offer additional products than we are capable of providing.

We endeavor to compete successfully with our competitors, regardless of their size, through the selection of banking products and services offered, the level of service provided, the convenience and ability of services, and the degree of expertise and the personal manner in which services are offered.

Supervision and Regulation

We are extensively regulated under federal and state law. The following is a brief summary that does not purport to be a complete description of all regulations that affect us or all aspects of those regulations. This discussion is qualified in its entirety by reference to the particular statutory and regulatory provisions described below and is not intended to be an exhaustive description of the statutes or regulations applicable to the Company's and SmartBank's business. In addition, proposals to change the laws and regulations governing the banking industry are frequently raised at both the state and federal levels. The likelihood and timing of any changes in these laws and regulations, and the impact such changes may have on us and SmartBank, are difficult to predict. In addition, bank regulatory agencies may issue enforcement actions, policy statements, interpretive letters and similar written guidance applicable to us or to SmartBank. Changes in applicable laws, regulations or regulatory guidance, or their interpretation by regulatory agencies or courts may have a material adverse effect on our and SmartBank's business, operations, and earnings.

We, SmartBank, and our nonbank affiliates must undergo regular on-site examinations by the appropriate regulatory agency, which will examine for adherence to a range of legal and regulatory compliance responsibilities. A bank regulator conducting an examination has complete access to the books and records of the examined institution. The results of the examination are confidential. Supervision and regulation of banks, their holding companies and affiliates is intended primarily for the protection of depositors and customers, the Deposit Insurance Fund ("DIF") of the Federal Deposit Insurance Corporation ('FDIC"), and the U.S. banking and financial system rather than holders of our capital stock.

Regulation of the Company

We are registered as a bank holding company with the Federal Reserve under the Bank Holding Company Act, as amended ("BHC Act"). As such, we are subject to comprehensive supervision, and regulation by the Federal Reserve and are subject to its regulatory reporting requirements. Federal law subjects bank holding companies, such as the Company, to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations.

Violations of laws and regulations, or other unsafe and unsound practices, may result in regulatory agencies imposing fines or penalties, cease and desist orders, or taking other enforcement actions. Under certain circumstances, these agencies may enforce these remedies directly against officers, directors, employees and other parties participating in the affairs of a bank or bank holding company. Like all bank holding companies, we are regulated extensively under federal and state law. Under federal and state laws and regulations pertaining to the safety and soundness of insured depository institutions, state banking regulators, the Federal Reserve, and separately the FDIC as the insurer of bank deposits, have the authority to compel or restrict certain actions on our part if they determine that we have insufficient capital or other resources, or are otherwise operating in a manner that may be deemed to be inconsistent with safe and sound banking practices. Under this authority, our bank regulators can require us or our subsidiaries to enter into informal or formal supervisory agreements, including board resolutions, memoranda of understanding, written agreements and consent or cease and desist orders, pursuant to which we would be required to take identified corrective actions to address cited concerns and to refrain from taking certain actions.

If we become subject to and are unable to comply with the terms of any future regulatory actions or directives, supervisory agreements, or orders, then we could become subject to additional, heightened supervisory actions and orders, possibly

including consent orders, prompt corrective action restrictions and/or other regulatory actions, including prohibitions on the payment of dividends on our common stock and preferred stock. If our regulators were to take such additional supervisory actions, then we could, among other things, become subject to significant restrictions on our ability to develop any new business, as well as restrictions on our existing business, and we could be required to raise additional capital, dispose of certain assets and liabilities within a prescribed period of time, or both. The terms of any such supervisory action could have a material negative effect on our business, reputation, operating flexibility, financial condition, and the value of our common stock and preferred stock.

Activity Limitations

Bank holding companies are generally restricted to engaging in the business of banking, managing or controlling banks; and certain other activities determined by the Federal Reserve to be closely related to banking. In addition, the Federal Reserve has the power to order a bank holding company or its subsidiaries to terminate any nonbanking activity or terminate its ownership or control of any nonbank subsidiary, when it has reasonable cause to believe that continuation of such activity or such ownership or control constitutes a serious risk to the financial safety, soundness, or stability of any bank subsidiary of that bank holding company.

Source of Strength Obligations

A bank holding company is required to act as a source of financial and managerial strength to its subsidiary bank. The term "source of financial strength" means the ability of a company, such as us, that directly or indirectly owns or controls an insured depository institution, such as SmartBank, to provide financial assistance to such insured depository institution in the event of financial distress. The appropriate federal banking agency for the depository institution (in the case of SmartBank, this agency is the Federal Reserve) may require reports from us to assess our ability to serve as a source of strength and to enforce compliance with the source of strength requirements by requiring us to provide financial assistance to SmartBank in the event of financial distress. If we were to enter bankruptcy or become subject to the orderly liquidation process established by the Dodd-Frank Act, any commitment by us to a federal bank regulatory agency to maintain the capital of SmartBank would be assumed by the bankruptcy trustee or the FDIC, as appropriate, and entitled to a priority of payment. In addition, the FDIC provides that any insured depository institution generally will be liable for any loss incurred by the FDIC in connection with the default of, or any assistance provided by the FDIC to, a commonly controlled insured depository institution. SmartBank is an FDIC-insured depository institution and thus subject to these requirements.

Acquisitions

The BHC Act permits acquisitions of banks by bank holding companies, such that we and any other bank holding company, whether located in Tennessee or elsewhere, may acquire a bank located in any other state, subject to certain deposit-percentage, age of bank charter requirements, and other restrictions. The BHC Act requires that a bank holding company obtain the prior approval of the Federal Reserve before (i) acquiring direct or indirect ownership or control of more than 5% of the voting shares of any additional bank or bank holding company, (ii) taking any action that causes an additional bank or bank holding company to become a subsidiary of the bank holding company, or (iii) merging or consolidating with any other bank holding company. The Federal Reserve may not approve any such transaction that would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any section of the United States, or the effect of which may be substantially to lessen competition or to tend to create a monopoly in any section of the country, or that in any other manner would be in restraint of trade, unless the anticompetitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider: (1) the financial and managerial resources of the companies involved, including pro forma capital ratios; (2) the risk to the stability of the United States banking or financial system; (3) the convenience and needs of the communities to be served, including performance under the Community Reinvestment Act ("CRA"); and (4) the effectiveness of the companies in combatting money laundering.

Change in Control

Federal law restricts the amount of voting stock of a bank holding company or a bank that a person may acquire without the prior approval of banking regulators. Under the federal Change in Bank Control Act and the regulations thereunder, a person or group must give advance notice to the Federal Reserve before acquiring control of any bank holding company, such as the Company, or before acquiring control of any state member bank, such as SmartBank. Upon receipt of such notice, the Federal Reserve may approve or disapprove the acquisition. The Change in Bank Control Act creates a rebuttable presumption of control if a member or group acquires a certain percentage or more of a bank holding company's or bank's voting stock. As a result, a person or entity generally must provide prior notice to the Federal Reserve before acquiring the power to vote 10% or more of our outstanding common stock. The overall effect of such laws is to make it more difficult to acquire a bank holding company and a bank by tender offer or similar means than it might be to acquire control of another type of corporation. Consequently, shareholders of the Company may be less likely to benefit from the rapid increases in stock prices that may result from tender offers or similar efforts to acquire control of other companies. Investors should be aware of these requirements when acquiring shares of our stock.

Governance and Financial Reporting Obligations

We are required to comply with various corporate governance and financial reporting requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations adopted by the SEC, the Public Company Accounting Oversight Board, and NASDAQ. In particular, we are required to include management and independent registered public accounting firm reports on internal controls as part of our Annual Report on Form 10-K in order to comply with Section 404 of the Sarbanes-Oxley Act. We have evaluated our controls, including compliance with the SEC rules on internal controls, and have and expect to continue to spend significant amounts of time and money on compliance with these rules. Our failure to comply with these internal control rules may materially adversely affect our reputation, ability to obtain the necessary certifications to financial statements, and the values of our securities.

Corporate Governance

The Dodd-Frank Act addresses many investor protections, corporate governance, and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act: (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for Compensation Committee members; and (3) requires companies listed on national securities exchanges to adopt incentive-based compensation claw-back policies for executive officers.

Incentive Compensation

The Dodd-Frank Act required the banking agencies and the SEC to establish joint rules or guidelines for financial institutions with more than $1 billion in assets, such as us and SmartBank, which prohibit incentive compensation arrangements that the agencies determine to encourage inappropriate risks by the institution. The banking agencies issued proposed rules in 2011 and previously issued guidance on sound incentive compensation policies. In 2016, the banking agencies also proposed rules that would, depending upon the assets of the institution, directly regulate incentive compensation arrangements and would require enhanced oversight and recordkeeping. As of December 31, 2022, these rules have not been implemented by the banking agencies. We have undertaken efforts to ensure that our incentive compensation plans do not encourage inappropriate risks, consistent with three key principles-that incentive compensation arrangements should appropriately balance risk and financial rewards, be compatible with effective controls and risk management, and be supported by strong corporate governance. On October 26, 2022, the SEC adopted final rules to implement Section 954 of the Dodd-Frank Act that require public companies to adopt and disclose a policy for the recovery of incentive-based compensation received by current or former executive officers that is based on erroneously reported financial information in the event of a required accounting restatement. The rules also require disclosure of the policy, including filing the policy as an exhibit to annual reports on Form 10-K and additional disclosure in the event an accounting restatement is required and recovery is triggered under the policy. The stock exchanges have up to 90 days after publication of the rules in the Federal Register to submit proposed listing standards to the SEC for approval, and the proposed listing standards must be effective no later than one year after the publication date. Following the effective date of the new listing standards, public companies will have 60 days to adopt the required clawback policy.

Shareholder Say-On-Pay Votes

The Dodd-Frank Act requires public companies to take shareholders' votes on proposals addressing compensation (known as say-on-pay), the frequency of a say-on-pay vote, and the golden parachutes available to executives in connection with change-in-control transactions. Public companies must give shareholders the opportunity to vote on the compensation at least every three years and the opportunity to vote on frequency at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The say-on-pay, the say-on-parachute and the say-on-frequency votes are explicitly nonbinding and cannot override a decision of our Board of Directors.

Other Regulatory Matters

We are subject to oversight by the SEC, the Public Company Accounting Oversight Board, NASDAQ and various state securities and insurance regulators. We and our subsidiaries have from time to time received requests for information from regulatory authorities in various states, including state attorneys general, securities regulators and other regulatory authorities, concerning our business practices. Such requests are considered incidental to the normal conduct of business.

Capital Requirements

We and SmartBank are each required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the Federal Reserve may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks, are important factors that are to be taken into account by the federal banking agencies in assessing an institution's overall capital adequacy.

The following is a brief description of the relevant provisions of these capital rules and their potential impact on our and SmartBank's capital levels.

We and SmartBank are each subject to the following risk-based capital ratios: a CET1 risk-based capital ratio, a Tier 1 risk-based capital ratio, which includes CET1 and additional Tier 1 capital and a total capital ratio, which includes Tier 1 and Tier 2 capital. CET1 is primarily comprised of the sum of common stock instruments and related surplus net of treasury stock and retained earnings less certain adjustments and deductions, including with respect to goodwill, intangible assets, mortgage servicing assets and deferred tax assets subject to temporary timing differences. Additional Tier 1 capital is primarily comprised of noncumulative perpetual preferred stock. Tier 2 capital consists of instruments disqualified from Tier 1 capital, including qualifying subordinated debt and a limited amount of loan loss reserves up to a maximum of 1.25% of risk-weighted assets, subject to certain eligibility criteria. The capital rules also define the risk-weights assigned to assets and off-balance sheet items to determine the risk-weighted asset components of the risk-based capital rules, including, for example, certain "high volatility" commercial real estate, past due assets, structured securities and equity holdings.

The leverage capital ratio, which serves as a minimum capital standard, is the ratio of Tier 1 capital to quarterly average assets net of goodwill, certain other intangible assets, and certain required deduction items. The required minimum leverage ratio for all banks and bank holding companies (unless exempt) is 4%.

In addition, effective January 1, 2019, the capital rules required a capital conservation buffer of CET1 of 2.5% above each of the minimum capital ratio requirements (CET1, Tier 1, and total risk-based capital), which is designed to absorb losses during periods of economic stress. These buffer requirements must be met for a bank or bank holding company to be able to pay dividends, engage in share buybacks or make discretionary bonus payments to executive management without restriction.

Failure to be well-capitalized or to meet minimum capital requirements could result in certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have an adverse material effect on our operations or financial condition. Failure to be well-capitalized or to meet minimum capital requirements could also result in

restrictions on the Company's or SmartBank's ability to pay dividends or otherwise distribute capital or to receive regulatory approval of applications or other restrictions on its growth.

The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), among other things, requires the federal bank regulatory agencies to take "prompt corrective action" regarding depository institutions that do not meet minimum capital requirements. FDICIA establishes five regulatory capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." A depository institution's capital tier will depend upon how its capital levels compare to various relevant capital measures and certain other factors, as established by regulation. FDICIA generally prohibits a depository institution from making any capital distribution (including payment of a dividend) or paying any management fee to its holding company if the depository institution would thereafter be undercapitalized. The FDICIA imposes progressively more restrictive restraints on operations, management and capital distributions, depending on the category in which an institution is classified. Undercapitalized depository institutions are subject to restrictions on borrowing from the Federal Reserve System. In addition, undercapitalized depository institutions may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations and are required to submit capital restoration plans for regulatory approval. A depository institution's holding company must guarantee any required capital restoration plan, up to an amount equal to the lesser of 5% of the depository institution's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Federal banking agencies may not accept a capital plan without determining, among other things, that the plan is based on realistic assumptions and is likely to succeed in restoring the depository institution's capital. If a depository institution fails to submit an acceptable plan, it is treated as if it is significantly undercapitalized. All of the federal bank regulatory agencies have adopted regulations establishing relevant capital measures and relevant capital levels for federally insured depository institutions. SmartBank was well capitalized at December 31, 2022, and brokered deposits are not restricted.

To be well-capitalized, SmartBank must maintain at least the following capital ratios:

- 6.5% CET1 to risk-weighted assets;
- 8.0% Tier 1 capital to risk-weighted assets;
- 10.0% Total capital to risk-weighted assets; and
- 5.0% leverage ratio.

The Federal Reserve has not yet revised the well-capitalized standard for bank holding companies to reflect the higher capital requirements imposed under the current capital rules applicable to banks. For purposes of the Federal Reserve's Regulation Y, bank holding companies, such as the Company, must maintain a Tier 1 risk-based capital ratio of 6.0% or greater and a total risk-based capital ratio of 10.0% or greater to be well-capitalized. If the Federal Reserve were to apply the same or a very similar well-capitalized standard to bank holding companies as that applicable to SmartBank, the Company's capital ratios as of December 31, 2022 would exceed such revised well-capitalized standard. Also, the Federal Reserve may require bank holding companies, including the Company, to maintain capital ratios substantially in excess of mandated minimum levels, depending upon general economic conditions and a bank holding company's particular condition, risk profile and growth plans.

On October 29, 2019, the federal banking agencies issued a final rule to simplify the regulatory capital requirements for eligible banks and holding companies with less than $10 billion in consolidated assets that opt into the Community Bank Leverage Ratio ("CBLR") framework, as required by Section 201 of the Economic Growth, Relief and Consumer Protection Act (the "Regulatory Relief Act"). A qualifying community banking organization that exceeds the CBLR threshold would be exempt from the agencies' current capital framework, including the risk-based capital requirements and capital conservation buffer described above, and would be deemed well-capitalized under the agencies' prompt corrective action regulations. The Regulatory Relief Act defines a "qualifying community banking organization" as a depository institution or depository institution holding company with total consolidated assets of less than $10 billion. Under the final rule, if a qualifying community banking organization elects to use the CBLR framework, it will be considered "well-capitalized" so long as its CBLR is greater than 9%. The Bank has chosen not to opt into the CBLR at this time.

In 2022, our and SmartBank's regulatory capital ratios were above the applicable well-capitalized standards and met the capital conservation buffer. Based on current estimates, we believe that we and SmartBank will continue to exceed all applicable well-capitalized regulatory capital requirements and the capital conservation buffer in 2023. For more information regarding our capital, leverage and total capital ratios, see "Part II - Item 8. Financial Statements and Supplementary Data - Note 15 - Regulatory Matters."

On December 21, 2018, federal banking agencies issued a joint final rule to revise their regulatory capital rules to (i) address the upcoming implementation of the CECL accounting standard under GAAP; (ii) provide an optional three-year phase-in period for the day-one adverse regulatory capital effects that banking organizations are expected to experience upon adopting CECL; and (iii) require the use of CECL in stress tests beginning with the 2020 capital planning and stress testing cycle for certain banking organizations. In June 2016, the FASB issued ASU 2016-13, which introduced CECL as the methodology to replace the current "incurred loss" methodology for financial assets measured at amortized cost, and changed the approaches for recognizing and recording credit losses on available-for-sale debt securities and purchased credit impaired financial assets. Under the incurred loss methodology, credit losses are recognized only when the losses are probable or have been incurred; under CECL, companies are required to recognize the full amount of expected credit losses for the lifetime of the financial assets, based on historical experience, current conditions and reasonable and supportable forecasts. This change will result in earlier recognition of credit losses that the Company deems expected but not yet probable. On January 1, 2023, the Company adopted CECL For additional information relating to CECL, Note 1—Summary of Significant Accounting Policies to our audited consolidated financial statements.

Payment of Dividends

We are a legal entity separate and distinct from SmartBank and our other subsidiaries. The primary sources of funds for our payment of dividends to our shareholders are cash on hand and dividends from SmartBank. Various federal and state statutory provisions and regulations limit the amount of dividends that SmartBank may pay.

Pursuant to Tennessee banking law, the Bank may not, without the prior consent of the Commissioner of the Tennessee Department of Financial Institutions (the "TDFI"), pay any dividends to the Company in a calendar year in excess of the total of the Bank's retained net income for that year plus the retained net income for the preceding two years. Because this test involves a measure of net income, any charge on the Bank's income statement, such as an impairment of goodwill, could impair the Bank's ability to pay dividends to the Company. Under Tennessee corporate law, the Company is not permitted to pay dividends if, after giving effect to such payment, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amounts needed to satisfy any preferential rights if it were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, the Company's board of directors must consider its and the Bank's current and prospective capital, liquidity, and other needs. In addition to state law limitations on the Company's ability to pay dividends, the Federal Reserve imposes limitations on the Company's ability to pay dividends. Federal Reserve regulations limit dividends, stock repurchases and discretionary bonuses to executive officers if the Company's regulatory capital is below the level of regulatory minimums plus the applicable capital conservation buffer.

In addition, we and SmartBank are subject to various general regulatory policies and requirements relating to the payment of dividends, including requirements to maintain adequate capital above regulatory minimums. The appropriate federal bank regulatory authority may prohibit the payment of dividends where it has determined that the payment of dividends would be an unsafe or unsound practice. The Federal Reserve has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. The Federal Reserve has indicated that depository institutions and their holding companies should generally pay dividends only out of current operating earnings.

Under a Federal Reserve policy adopted in 2009, the board of directors of a bank holding company must consider different factors to ensure that its dividend level is prudent relative to maintaining a strong financial position, and is not based on overly optimistic earnings scenarios, such as potential events that could affect its ability to pay, while still maintaining a strong financial position. As a general matter, the Federal Reserve has indicated that the board of directors of a bank

holding company should consult with the Federal Reserve and eliminate, defer or significantly reduce the bank holding company's dividends if:

- its net income available to shareholders for the past four quarters, net of dividends previously paid during that period, is not sufficient to fully fund the dividends;
- its prospective rate of earnings retention is not consistent with its capital needs and overall current and prospective financial condition; or
- it will not meet, or is in danger of not meeting, its minimum regulatory capital adequacy ratios.

Regulation of the Bank

SmartBank, which is a member of the Federal Reserve System, is subject to comprehensive supervision and regulation by the Federal Reserve, and is subject to its regulatory reporting requirements, as well as supervision and regulation by the Tennessee Department of Financial Institutions ("TDFI"). As a member bank of the Federal Reserve System, SmartBank is required to hold stock in its district Federal Reserve Bank in an amount equal to 6% of its capital stock and surplus (half paid to acquire stock with the remainder held as a cash reserve). Member banks do not have any control over the Federal Reserve System as a result of owning the stock and the stock cannot be sold or traded.

The deposits of SmartBank are insured by the FDIC up to applicable limits, and, accordingly, SmartBank is also subject to certain FDIC regulations and the FDIC has backup examination authority and some enforcement powers over SmartBank.

Tennessee law contains limitations on the interest rates that may be charged on various types of loans and restrictions on the nature and amount of loans that may be granted and on the type of investments which may be made by Tennessee-chartered banks. Tennessee-chartered banks are also subject to regulation by the TDFI with regard to capital requirements and the payment of dividends.

In addition, as discussed in more detail below, SmartBank and any other of our subsidiaries that offer consumer financial products and services are subject to regulation and potential supervision by the Consumer Financial Protection ("CFPB"). In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce certain federal consumer financial protection law.

Broadly, regulations applicable to SmartBank include limitations on loans to a single borrower and to its directors, officers and employees; restrictions on the opening and closing of branch offices; the maintenance of required capital ratios; the granting of credit under equal and fair conditions; the disclosure of the costs and terms of such credit; requirements to maintain reserves against deposits and loans; limitations on the types of investment that may be made by SmartBank; requirements governing risk management practices; restrictions on the ability of institutions to guarantee its debt; and certain specific accounting requirements on SmartFinancial that may be more restrictive and may result in greater or earlier charges to earnings or reductions in its capital than generally accepted accounting principles.

Transactions with Affiliates and Insiders

SmartBank is subject to restrictions on extensions of credit and certain other transactions between SmartBank and the Company or any nonbank affiliate. Generally, these covered transactions with either the Company or any affiliate are limited to 10% of SmartBank's capital and surplus, and all such transactions between SmartBank and the Company and all of its nonbank affiliates combined are limited to 20% of SmartBank's capital and surplus. Loans and other extensions of credit from SmartBank to the Company or any affiliate generally are required to be secured by eligible collateral in specified amounts. In addition, any transaction between SmartBank and the Company or any affiliate are required to be on an arm's length basis.

Federal banking laws also place similar restrictions on certain extensions of credit by insured banks, such as SmartBank, to their directors, executive officers and principal shareholders. Tennessee has adopted the provisions of the Federal Reserve's Regulation O with respect to restrictions on loans and other extensions of credit to bank "insiders." Further,

under Tennessee law, state banks are prohibited from lending to any one person, firm, or corporation amounts more than 15% of the bank's equity capital accounts, except, (i) in the case of certain loans secured by negotiable title documents covering readily marketable nonperishable staples or (ii) with the prior approval of the bank's board of directors or finance committee (however titled), the bank may make a loan to any person, firm, or corporation of up to 25% of its equity capital accounts.

Reserves

Federal Reserve rules require depository institutions, such as SmartBank, to maintain reserves against their transaction accounts, primarily NOW and regular checking accounts. Effective March 26, 2020, the Federal Reserve eliminated reserve requirements for all depository institutions. These reserve requirements are subject to annual adjustment by the Federal Reserve.

FDIC Insurance Assessments and Depositor Preference

SmartBank's deposits are insured by the FDIC's DIF up to the limits under applicable law, which currently are set at $250,000 per depositor, per insured bank, for each account ownership category. SmartBank is subject to FDIC assessments for its deposit insurance. The FDIC calculates quarterly deposit insurance assessments based on an institution's average total consolidated assets less its average tangible equity, and applies one of four risk categories determined by reference to its capital levels, supervisory ratings, and certain other factors. The assessment rate schedule can change from time to time, at the discretion of the FDIC, subject to certain limits.

As of June 30, 2020, the DIF reserve ratio fell to 1.30%, below the statutory minimum of 1.35%. The FDIC, as required under the Federal Deposit Insurance Act, established a plan on September 15, 2020 to restore the DIF reserve ratio to meet or exceed the statutory minimum of 1.35% within eight years. On October 18, 2022, the FDIC adopted an amended restoration plan to increase the likelihood that the reserve ratio would be restored to at least 1.35 percent by September 30, 2028. The FDIC's amended restoration plan increases the initial base deposit insurance assessment rate schedules uniformly by 2 basis points, beginning in the first quarterly assessment period of 2023. The FDIC could further increase the deposit insurance assessments for certain insured depository institutions, including the Bank, if the DIF reserve ratio is not restored as projected.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by a bank's federal regulatory agency. In addition, the Federal Deposit Insurance Act provides that, in the event of the liquidation or other resolution of an insured depository institution, the claims of depositors of the institution, including the claims of the FDIC as subrogee of insured depositors, and certain claims for administrative expenses of the FDIC as a receiver, will have priority over other general unsecured claims against the institution, including those of the parent bank holding company.

Standards for Safety and Soundness

The Federal Deposit Insurance Act requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (1) internal controls; (2) information systems and audit systems; (3) loan documentation; (4) credit underwriting; (5) interest rate risk exposure; and (6) asset quality. The federal banking agencies have adopted regulations and Interagency Guidelines Establishing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if a regulator determines that a bank fails to meet any standards prescribed by the guidelines, the regulator may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans.

Anti-Money Laundering

Under the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism ("USA PATRIOT") Act of 2001, financial institutions are subject to prohibitions against specified financial transactions and account relationships as well as enhanced due diligence and "know your customer" standards in their dealings with foreign financial institutions and foreign customers. The USA PATRIOT Act, and its implementing regulations adopted by the FinCEN, a bureau of the U.S. Department of the Treasury, requires financial institutions to establish anti-money laundering programs with minimum standards that include:

- the development of internal policies, procedures, and controls;
- the designation of a compliance officer;
- an ongoing employee training program;
- an independent audit function to test the programs; and
- identify and verify the identity of beneficial owners of legal entity customers.

Banking regulators will consider compliance with the Act's money laundering provisions in acting upon acquisition and merger proposals. Bank regulators routinely examine institutions for compliance with these obligations and have been active in imposing cease and desist and other regulatory orders and money penalty sanctions against institutions found to be violating these obligations. Sanctions for violations of the Act can be imposed in an amount equal to twice the sum involved in the violating transaction, up to $1 million. On January 1, 2021, Congress passed federal legislation that made sweeping changes to federal anti-money laundering laws, including changes that will be implemented in subsequent years.

Economic Sanctions

The OFAC is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and acts of Congress. OFAC publishes, and routinely updates, lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, including the Specially Designated Nationals and Blocked Persons List. If we find a name on any transaction, account or wire transfer that is on an OFAC list, we must undertake certain specified activities, which could include blocking or freezing the account or transaction requested, and we must notify the appropriate authorities.

Concentrations in Lending

During 2006, the federal bank regulatory agencies released guidance on "Concentrations in Commercial Real Estate Lending" (the "Guidance") and advised financial institutions of the risks posed by CRE lending concentrations. The Guidance requires that appropriate processes be in place to identify, monitor and control risks associated with real estate lending concentrations. Higher allowances for loan losses and capital levels may also be required. The Guidance is triggered when CRE loan concentrations exceed either:

- Total reported loans for construction, land development, and other land of 100% or more of a bank's total risk-based capital; or
- Total reported loans secured by multifamily and nonfarm nonresidential properties and loans for construction, land development, and other land of 300% or more of a bank's total risk-based capital.

The Guidance also applies when a bank has a sharp increase in CRE loans or has significant concentrations of CRE secured by a particular property type. We have always had exposures to loans secured by CRE due to the nature of our markets and the loan needs of both retail and commercial customers. We believe our long term experience in CRE lending, underwriting policies, internal controls, and other policies currently in place, as well as our loan and credit monitoring and administration procedures, are generally appropriate to managing our concentrations as required under the Guidance.

Community Reinvestment Act

SmartBank is subject to the provisions of the CRA, which imposes a continuing and affirmative obligation, consistent with their safe and sound operation, to help meet the credit needs of entire communities where the bank accepts deposits, including low- and moderate-income neighborhoods. The Federal Reserve's assessment of SmartBank's CRA record is made available to the public. Further, a less than satisfactory CRA rating will slow, if not preclude, expansion of banking activities and prevent a company from becoming or remaining a financial holding company. Following the enactment of the Gramm-Leach-Bliley Act ("GLB"), CRA agreements with private parties must be disclosed and annual CRA reports must be made to a bank's primary federal regulator. A bank holding company will not be permitted to become or remain a financial holding company and no new activities authorized under GLB may be commenced by a holding company or by a bank financial subsidiary if any of its bank subsidiaries received less than a "satisfactory" CRA rating in its latest CRA examination. Federal CRA regulations require, among other things, that evidence of discrimination against applicants on a prohibited basis, and illegal or abusive lending practices be considered in the CRA evaluation. SmartBank has a rating of "Satisfactory" in its most recent CRA evaluation.

On May 5, 2022, the Office of the Comptroller of the Currency, the Federal Reserve, and FDIC issued a notice of proposed rulemaking to provide for a coordinated approach to modernize their respective CRA regulations, such that all banks will be subject to the same set of CRA rules. No final rule has been issued, but the rulemaking may affect the Bank's CRA compliance obligations in the future.

Privacy, Credit Reporting, and Data Security

The GLB generally prohibits disclosure of consumer information to non-affiliated third parties unless the consumer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, will be required to comply with state law if it is more protective of consumer privacy than the GLB. The GLB also directed federal regulators to prescribe standards for the security of consumer information. SmartBank is subject to such standards, as well as standards for notifying customers in the event of a security breach. SmartBank utilizes credit bureau data in underwriting activities. Use of such data is regulated under the Fair Credit Reporting Act and Regulation V on a uniform, nationwide basis, including credit reporting, prescreening, and sharing of information between affiliates and the use of credit data. The Fair and Accurate Credit Transactions Act, which amended the Fair Credit Reporting Act, permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of that Act. We are also required to have an information security program to safeguard the confidentiality and security of customer information and to ensure proper disposal. Customers must be notified when unauthorized disclosure involves sensitive customer information that may be misused. On November 18, 2021, the federal banking agencies issued a new rule effective in 2022 that requires banks to notify their regulators within 36 hours of a "computer-security incident" that rises to the level of a "notification incident."

Anti-Tying Restrictions

In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for them on the condition that (1) the customer obtain or provide some additional credit, property, or services from or to the bank or bank holding company or their subsidiaries or (2) the customer not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products. The law also expressly permits banks to engage in other forms of tying and authorizes the Federal Reserve to grant additional exceptions by regulation or order. Also, certain foreign transactions are exempt from the general rule.

Consumer Regulation

Activities of SmartBank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include, among numerous other things, provisions that:

- limit the interest and other charges collected or contracted for by SmartBank, including rules respecting the terms of credit cards and of debit card overdrafts;
- govern SmartBank's disclosures of credit terms to consumer borrowers;
- require SmartBank to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the communities it serves;
- prohibit SmartBank from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit;
- govern the manner in which SmartBank may collect consumer debts; and
- prohibit unfair, deceptive or abusive acts or practices in the provision of consumer financial products and services.

Mortgage Regulation

The CFPB has issued rules to implement requirements of the Dodd-Frank Act pertaining to mortgage loan origination (including with respect to loan originator compensation and loan originator qualifications) as well as integrated mortgage disclosure rules. In addition, the CFPB has issued rules that require servicers to comply with new standards and practices with regard to: error correction; information disclosure; force-placement of insurance; information management policies and procedures; requiring information about mortgage loss mitigation options be provided to delinquent borrowers; providing delinquent borrowers access to servicer personnel with continuity of contact about the borrower's mortgage loan account; and evaluating borrowers' applications for available loss mitigation options. These rules also address initial rate adjustment notices for adjustable-rate mortgages (ARMs), periodic statements for residential mortgage loans, and prompt crediting of mortgage payments and response to requests for payoff amounts.

Non-Discrimination Policies

SmartBank is also subject to, among other things, the provisions of the Equal Credit Opportunity Act (the "ECOA") and the Fair Housing Act (the "FHA"), both of which prohibit discrimination based on race or color, religion, national origin, sex, and familial status in any aspect of a consumer or commercial credit or residential real estate transaction. The Department of Justice (the "DOJ"), and the federal bank regulatory agencies have issued an Interagency Policy Statement on Discrimination in Lending that provides guidance to financial institutions in determining whether discrimination exists, how the agencies will respond to lending discrimination, and what steps lenders might take to prevent discriminatory lending practices. The DOJ has increased its efforts to prosecute what it regards as violations of the ECOA and FHA.

LIBOR

On March 15, 2022, Congress enacted the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") to address references to LIBOR in contracts that: (i) are governed by U.S. law; (ii) will not mature before June 30, 2023; and (iii) lack fallback provisions providing for a clearly defined and practicable replacement for LIBOR. On December 16, 2022, the Federal Reserve adopted a final rule to implement the LIBOR Act by identifying benchmark rates based on SOFR (Secured Overnight Financing Rate) that will replace LIBOR in certain financial contracts after June 30, 2023. The final rule identifies replacement benchmark rates based on SOFR to replace overnight, one-month, three-month, six-month, and 12-month LIBOR in contracts subject to the LIBOR Act.

ITEM 1A. RISK FACTORS

Investing in our common stock involves various risks which are particular to SmartFinancial, its industry, and its market area. Several risk factors regarding investing in our securities are discussed below. This listing should not be considered as all-inclusive. If any of the following risks were to occur, we may not be able to conduct our business as currently planned and our financial condition or operating results could be negatively impacted. These matters could cause the trading price of our securities to decline in future periods.

Risks Related to Our Industry

Our net interest income could be negatively affected by interest rate adjustments by the Federal Reserve Board.

As a financial institution, our earnings are dependent upon our net interest income, which is the difference between the interest income that we earn on interest-earning assets, such as investment securities and loans, and the interest expense that we pay on interest-bearing liabilities, such as deposits and borrowings. Therefore, any change in general market interest rates, including changes resulting from changes in the Federal Reserve Board's policies, affects us more than non-financial institutions and can have a significant effect on our net interest income and total income. Our assets and liabilities may react differently to changes in overall market rates or conditions because there may be mismatches between the repricing or maturity characteristics of our assets and liabilities. As a result, an increase or decrease in market interest rates could have a material adverse effect on our net interest margin and results of operations. Actions by monetary and fiscal authorities, including the Federal Reserve Board, could have an adverse effect on our deposit levels, loan demand, business and results of operations.

Changes in the level of interest rates also may negatively affect our ability to originate loans, the value of our assets, and our ability to realize gains from the sale of our assets, all of which ultimately affect our earnings. A decline in the market value of our assets may limit our ability to borrow additional funds. As a result, we could be required to sell some of our loans and investments under adverse market conditions, upon terms that are not favorable to us, in order to maintain our liquidity. If those sales are made at prices lower than the amortized costs of the investments, we will incur losses.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default. At the same time, the marketability of any underlying property that serves as collateral for such loans may be adversely affected by any reduced demand resulting from higher interest rates. In addition, an increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. Subsequently, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income. If interest rates were to decrease, our yield on our variable rate loans and on our new loans would decrease, reducing our net interest income. In addition, lower interest rates may reduce our realized yields on investment securities which would reduce our net interest income and cause downward pressure on net interest margin in future periods. A significant reduction in our net interest income could have a material adverse impact on our capital, financial condition and results of operations.

The primary tool that management uses to measure short-term interest rate risk is a net interest income simulation model prepared by an independent third party provider. As of December 31, 2022, SmartFinancial is considered to be in a slightly liability-sensitive position, meaning income is generally expected to decrease with an increase in short-term interest rates and, conversely, to increase with a decrease in short-term interest rates. Based on the results of this simulation model, which assumed a static environment with no contemplated asset growth or changes in our balance sheet management strategies, if short-term interest rates immediately increased by 200 basis points, we could expect net interest income to decrease by approximately $1.3 million over a 12-month period. If short-term interest rates immediately decreased by 200 basis points, we could expect net interest income to remain stable over the next 12-month period.

In recent years, the Federal Reserve implemented a series of accommodative domestic monetary initiatives. Several of these have emphasized so-called quantitative easing strategies and decreases to the Federal funds target rate. The Federal

Reserve reduced rates five times during 2019 through 2021. However, in response to the significant increase in the domestic inflation rate in the U.S, the Federal Reserve increased the federal funds target rate seven times in 2022 for a total increase of 4.25%, and indicated additional increases would be forthcoming in 2023. Also during 2022, the Federal reserve implemented quantitative tightening. Further rate changes reportedly are dependent on the Federal Reserve's assessment of economic data as it becomes available. The Company cannot predict the nature or timing of future changes in monetary, economic, or other policies or the effect that they may have on the Company's business activities, financial condition and results of operations. Although we have implemented policies we believe will reduce the potential effects of changes in interest rates on our net interest income, this may not always be successful. Accordingly, changes in levels of market interest rates could materially and adversely affect our net interest income and our net interest margin, asset quality, loan and lease origination volume, liquidity or overall profitability.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

Our operations rely on the secure processing, storage and transmission of confidential and other information in our computer systems and networks. Although we take protective measures and endeavor to modify these systems as circumstances warrant, the security of our computer systems, software and networks may be vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious code and other events that could have a security impact. We outsource many of our major systems, such as data processing, loan servicing and deposit processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to process new and renewal loans, gather deposits and provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

Several U.S. financial institutions have experienced significant distributed denial-of-service attacks, some of which involved sophisticated and targeted attacks intended to disable or degrade service, or sabotage systems. Other attacks have attempted to obtain unauthorized access to confidential information or destroy data, often through the introduction of computer viruses or malware, cyber-attacks and other means. To date, none of these types of attacks have had a material effect on our business or operations. However, no assurances can be provided that we may not suffer from such an attack in the future that may cause us material harm. Such security attacks can originate from a wide variety of sources, including persons who are involved with organized crime or who may be linked to terrorist organizations or hostile foreign governments. Those same parties may also attempt to fraudulently induce employees, customers or other users of our systems to disclose sensitive information in order to gain access to our data or that of our customers or clients. We are also subject to the risk that our employees may intercept and transmit unauthorized confidential or proprietary information. An interception, misuse or mishandling of personal, confidential or proprietary information being sent to or received from a customer or third party could result in legal liability, remediation costs, regulatory action and reputational harm to us.

In addition, we provide our customers the ability to bank remotely, including over the internet or through their mobile device. The secure transmission of confidential information is a critical element of remote and mobile banking. Although we regularly add additional security measures to our computer systems and network infrastructure to mitigate the possibility of cyber security breaches, including firewalls and penetration testing, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminal intent on committing cyber-crime. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches (including breaches of security of customer systems and networks) and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our

reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government regulation that could limit or restrict our activities, which in turn may adversely impact our ability to increase our assets and earnings.

We operate in a highly regulated environment and are subject to supervision and regulation by a number of governmental regulatory agencies, including the Federal Reserve, the TDFI and to a lesser extent, the FDIC and the CFPB. Regulations adopted by these agencies, which are generally intended to provide protection for depositors and customers rather than for the benefit of shareholders, govern a comprehensive range of matters relating to ownership and control of our shares, our acquisition of other companies and businesses, permissible activities for us to engage in, maintenance of adequate capital levels, and other aspects of our operations. These bank regulators possess broad authority to prevent or remedy unsafe or unsound practices or violations of law. The laws and regulations applicable to the banking industry could change at any time and we cannot predict the effects of these changes on our business, profitability or growth strategy. Increased regulation could increase our cost of compliance and adversely affect profitability. Moreover, certain of these regulations contain significant punitive sanctions for violations, including monetary penalties and limitations on a bank's ability to implement components of its business plan, such as expansion through mergers and acquisitions or the opening of new branch offices. In addition, changes in regulatory requirements may add costs associated with compliance efforts. Furthermore, government policy and regulation, particularly as implemented through the Federal Reserve System, significantly affect credit conditions. Negative developments in the financial industry and the impact of new legislation and regulation in response to those developments could negatively impact our business operations and adversely impact our financial performance.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the "source of strength" doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to a subsidiary bank. A capital injection may be required at times when the bank holding company may not have the resources to provide it and therefore may be required to borrow the funds or raise capital. As a result, we may not be able to service existing indebtedness, and such default may require us to declare bankruptcy. Any capital contributions by a bank holding company to its subsidiary banks are subordinate in right of payment to deposits and to other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the institution's general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be incurred by us to make a required capital injection to the Bank becomes more difficult and expensive and could have an adverse effect on our business, financial condition and results of operations.

Federal and state regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The Federal Reserve and the TDFI periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, a banking agency were to determine that our financial condition, capital resources, asset quality, earnings prospects, management, liquidity, interest rate sensitivity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, they may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin "unsafe or unsound" practices, to require

affirmative action to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital, to restrict our growth, to assess civil money penalties, to fine or remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate our deposit insurance and place us into receivership or conservatorship. Any regulatory action against us could have an adverse effect on our business, financial condition and results of operations.

Risks Related to Our Company

If our allowance for loan and lease losses and fair value adjustments with respect to acquired loans and leases is not sufficient to cover actual loan and lease losses, our earnings will be adversely affected.

Our success depends significantly on the quality of our assets, particularly loans and leases. Like other financial institutions, we are exposed to the risk that our borrowers may not repay their loans or leases according to their terms, and the collateral securing the payment of these loans and leases may be insufficient to fully compensate us for the outstanding balance of the loan and leases plus the costs to dispose of the collateral. As a result, we may experience significant loan and lease losses that may have a material adverse effect on our operating results and financial condition.

We maintain an allowance for loan and lease losses with respect to our loan and lease portfolio, in an attempt to cover loan and lease losses inherent in our loan and lease portfolio. In determining the size of the allowance, we rely on an analysis of our loan and lease portfolio, our experience and our evaluation of general economic conditions. We also make various assumptions and judgments about the collectability of our loan and lease portfolio, including the diversification in our loan and lease portfolio, the effect of changes in the economy on real estate and other collateral values, the results of recent regulatory examinations, the effects on the loan and lease portfolio of current economic conditions and their probable impact on borrowers, the amount of charge-offs for the period and the amount of nonperforming loans and leases and related collateral security.

The application of the acquisition method of accounting in our acquisitions has impacted our allowance for loan and lease losses. Under the acquisition method of accounting, all acquired loans and leases were recorded in our consolidated financial statements at their fair values at the time of acquisition and the related allowance for loan and lease losses was eliminated because credit quality, among other factors, was considered in the determination of fair value. To the extent that our estimates of fair values are too high, we will incur losses associated with the acquired loans and leases. The allowance, if any, associated with our purchased credit impaired loans and leases reflects deterioration in cash flows since acquisition resulting from our quarterly re-estimation of cash flows which involves complex cash flow projections and significant judgment on timing of loan and lease resolution.

If our analysis or assumptions prove to be incorrect, our current allowance may not be sufficient, and adjustments may be necessary to allow for different economic conditions or adverse developments in our loan and lease portfolio. Material additions to the allowance for loan and lease losses would materially decrease our net income and adversely affect our general financial condition.

As of December 31, 2022, our allowance for loan and lease losses as a percentage of total loans and leases was 0.72% and as a percentage of total nonperforming loans and leases was 830.98%. Although management believes that the allowance for loan and lease losses is adequate to absorb losses on any existing loans or lease that may become uncollectible, we may be required to take additional provisions for loan and lease losses in the future to further supplement the allowance for loan and lease losses, either due to management's decision to do so or because our banking regulators require us to do so. Federal and state regulators periodically review our allowance for loan and lease losses and may require us to increase our allowance for loan and lease losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in our allowance for loan and lease losses or loan and lease charge-offs required by these regulatory agencies could have a material adverse effect on our operating results and financial condition.

Changes in accounting standards, including the implementation of Current Expected Credit Loss methodology, could materially affect how we report our financial results.

The Financial Accounting Standards Board adopted a new accounting standard for determining the amount of our allowance for credit losses (ASU 2016-13 Financial Instruments - Credit Losses (Topic 326)) that will be effective for us January 1, 2023. We believe that adoption of ASU 2016-13 will result in an increase to our allowance for loan and lease losses, referred to as Current Expected Credit Loss ("CECL"). Implementation of CECL will require that we determine periodic estimates of lifetime expected future credit losses on loans in the allowance for loan and lease losses in the period when the loans are booked. The ongoing impact of CECL will be significantly influenced by the composition, characteristics and quality of our loan portfolio, as well as the prevailing economic conditions and forecasts utilized. Should these factors materially change, we may be required to increase or decrease our allowance for loan and lease losses, decreasing or increasing our net income, and introducing additional volatility into our net income.

Our success depends significantly on economic conditions in our market areas.

Unlike larger organizations that are more geographically diversified, our branches are currently concentrated in East and Middle Tennessee, Alabama and the Florida Panhandle. As a result of this geographic concentration, our financial results depend largely upon economic conditions in these market areas. If the communities in which we operate do not grow or if prevailing economic conditions, locally or nationally, deteriorate, this may have a significant impact on the amount of loans that we originate, the ability of our borrowers to repay these loans and the value of the collateral securing these loans. An economic downturn caused by inflation, recession, unemployment, government action, health emergencies, disease pandemics, natural disasters, the U.S. government's decisions regarding its debt ceiling and the possibility that the U.S. could default on its debt obligations, or other factors beyond our control would likely contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would have an adverse effect on our business. In addition, some portions of our target market are in areas which a substantial portion of the economy is dependent upon tourism. The tourism industry tends to be more sensitive than the economy as a whole to changes in unemployment, inflation, wage growth, and other factors which affect consumer's financial condition and sentiment.

Competition from financial institutions and other financial service providers may adversely affect our profitability.

We experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, internet banks, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other community banks and super-regional and national financial institutions that operate offices in our service area. These competitors often have far greater resources than we do and are able to conduct more extensive and broader marketing efforts to reach both commercial and individual clients. Our competitors may be able to offer more attractive interest rates and other financial terms than we offer or have the ability to offer. Some of our non-bank competitors are not subject to the same extensive regulations we are and, therefore, may have greater flexibility in competing for business. We compete with these other financial institutions both in attracting deposits and in making loans. In addition, we must attract our client base from other existing financial institutions and from new residents. We expect competition to increase in the future as a result of legislative, regulatory and technological changes and the continuing trend of consolidation in the financial services industry. Our profitability depends upon our continued ability to successfully compete with an array of financial institutions in our service area. Our ability to compete successfully will depend on a number of factors, including, among other things, our ability to recruit and retain experienced and talented bankers at competitive compensation levels, build and maintain long-term client relationships while ensuring high ethical standards and safe and sound banking practices, compete with the scope, relevance and pricing of the products and services we provide, maintain a competitive level of client satisfaction with our products and services, keep pace with technological advances and invest in new technology, and depend on general economic trend and trends within our industry.

Some of our competitors have reduced or eliminated certain service charges on deposit accounts, including overdraft fees, and additional competitors may be willing to reduce or eliminate service or other fees in order to attract additional customers. If the Company chooses to reduce or eliminate certain categories of fees, including those related to deposit accounts, fee income related to these products and services would be reduced. If the Company chooses not to take such actions, we may be at a competitive disadvantage in attracting customers for certain fee producing products.

Increased competition could require us to increase the rates that we pay on deposits or lower the rates that we offer on loans, which could reduce our profitability. Our failure to compete effectively in our market could restrain our growth or cause us to lose market share, which could have a material adverse effect on our assets, business, cash flow, condition (financial or otherwise), liquidity, prospects and results of operations.

Our organic loan and lease growth may be limited by regulatory constraints.

During 2019, many of the regulatory agencies, including ours, increased their focus on the application of an interagency guidance issued in 2006, titled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices." The 2006 interagency guidance focuses on the risks of high levels of concentration in CRE lending at banking institutions, and specifically addresses two supervisory criteria:

- Construction concentration criterion: Loans for construction, land, and land development (CLD or "construction") represent 100% or more of a banking institution's total risk-based capital, commonly referred to as the "100 ratio"

- Total CRE concentration criterion: Total nonowner-occupied CRE loans (including CLD loans), as defined in the 2006 guidance ("total CRE"), represent 300% or more of the institution's total risk-based capital, and growth in total CRE lending has increased by 50% or more during the previous 36 months, commonly referred to as the "300 ratio"

The guidance states that banking institutions exceeding the concentration levels mentioned in the two supervisory criteria should have in place enhanced credit risk controls, including stress testing of CRE portfolios. At the end of 2022 our loan portfolio was below both the 100 and 300 ratios as laid out in the guidance, but given the guidance our ability to grow those loan types could be constrained by the amount we are also able to grow capital.

To the extent that we are unable to identify and consummate attractive acquisitions, or increase loans and leases through organic loan and lease growth, we may be unable to successfully implement our growth strategy, which could materially and adversely affect us.

A substantial part of our historical growth has been a result of acquisitions and we intend to continue to grow our business through strategic acquisitions of banking franchises coupled with organic loan and lease growth. Previous availability of attractive acquisition targets may not be indicative of future acquisition opportunities, and we may be unable to identify any acquisition targets that meet our investment objectives. To the extent that we are unable to find suitable acquisition candidates, an important component of our strategy may be lost. We also face significant competition from numerous other financial services institutions, many of which will have greater financial resources than we do, when considering acquisition opportunities. Accordingly, attractive acquisition opportunities may not be available to us. There can be no assurance that we will be successful in identifying or completing any future acquisitions. If we are able to identify attractive acquisition opportunities, we must generally satisfy a number of conditions prior to completing any such transaction, including certain bank regulatory approvals, which have become substantially more difficult, time-consuming and unpredictable as a result of the recent financial crisis. Additionally, any future acquisitions may not produce the revenue, earnings or synergies that we anticipated. As our purchased credit impaired loan portfolio, which produces substantially higher yields than our organic and purchased non-credit impaired loan and lease portfolios, is paid down, we expect downward pressure on our income. If we are unable to replace our purchased credit impaired loans and leases and the related accretion with a significantly higher level of new performing loans and leases and other earning assets due to our inability to identify attractive acquisition opportunities, a decline in loan demand, competition from other financial institutions in our markets, stagnation or continued deterioration of economic conditions, or other conditions, our financial condition and earnings may be adversely affected.

Our recent acquisition and future expansion may result in additional risks.

We expect to continue to expand in our current markets and in other select markets through additional branches or through acquisitions of all or part of other financial institutions. These types of expansions involve various risks, including the risks detailed below.

The acquisition of Sunbelt was completed on September 1, 2022, Fountain was completed on May 3, 2021, and the merger with SCB was completed on September 1, 2021, and while these integration efforts are substantially complete, we continue to manage the acquired businesses through the transition. The success of this transition will depend on, among other things, our ability to realize anticipated costs savings and to manage the acquired assets and operations in a manner that permits growth opportunities and does not materially disrupt our existing customer relationships or result in decreased revenues resulting from any loss of customers. We may encounter a number of difficulties, including, among others:

- the loss of key employees;
- disruption of operations and business;
- inability to maintain and increase competitive presence;
- loan and deposit attrition, customer loss and revenue loss, including as a result of any decision we may make to close one or more locations;
- possible inconsistencies in standards, control procedures and policies;
- unexpected problems with costs, operations, personnel, technology and credit; and/or
- problems with the assimilation of new operations, sites or personnel, which could divert resources from regular banking operations.

Failure to achieve these anticipated benefits on the anticipated timeframe, or at all, could result in a reduction in the price of our common stock as well as increased costs, decreases in the amount of expected revenues and diversion of management's time and energy and could materially and adversely affect our business, results of operations and financial condition. Additionally, we make fair value estimates of certain assets and liabilities in recording our acquisitions. Actual values of these assets and liabilities could differ from our estimates, which could result in our not achieving the anticipated benefits of our acquisition. Finally, any cost savings that are realized may be offset by losses in revenues or other charges to earnings.

Further, we acquire banks with the expectation that these mergers will result in various benefits including, among other things, benefits relating to enhanced revenues, a strengthened market position for the combined company, cross selling opportunities, technology, cost savings and operating efficiencies. Achieving the anticipated benefits of these mergers is subject to a number of uncertainties, including whether we integrate these institutions in an efficient and effective manner, and general competitive factors in the marketplace.

We may face risks with respect to future acquisitions.

When we attempt to expand our business through mergers and acquisitions, we seek targets that are culturally similar to us, have experienced management and possess either market presence or have potential for improved profitability through economies of scale or expanded services. In addition to the general risks associated with our growth plans, which are highlighted above, in general, acquiring other banks, businesses or branches, particularly those in markets with which we are less familiar, involves various risks commonly associated with acquisitions.

We expect to continue to evaluate merger and acquisition opportunities that are presented to us in our current markets, as well as other markets, throughout the region and conduct due diligence activities related to possible transactions with other financial institutions. As a result, merger or acquisition discussions and, in some cases, negotiations may take place and future mergers or acquisitions involving cash or equity securities and related capital raising transactions may occur at any time. Generally, acquisitions of financial institutions involve the payment of a premium over book and market values, and, therefore, some dilution of our book value and fully diluted earnings per share may occur in connection with any future transaction. Failure to realize the expected revenue increases, cost savings, increases in product presence and/or other

projected benefits from an acquisition could have a material adverse effect on our financial condition and results of operations.

Our concentration in loans secured by real estate, particularly commercial real estate and construction and development, is subject to risks that could adversely affect our results of operations and financial condition.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, lease, consumer and other loans. Many of our loans are secured by real estate (both residential and commercial) in our market areas. Consequently, declines in economic conditions in these market areas may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

At December 31, 2022, approximately 77% of our loans and leases had real estate as a primary or secondary component of collateral, which includes 12% of our loans secured by construction and development collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Although real estate prices in most of our markets are strong, a renewed decline in real estate values would expose us to further deterioration in the value of the collateral for all loans secured by real estate and may adversely affect our results of operations and financial condition.

Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans, particularly when there is a downturn in the business cycle. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions and a downturn in the local economy or in occupancy rates in the local economy where the property is located, each of which could increase the likelihood of default on the loan. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in the percentage of nonperforming loans. An increase in nonperforming loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our results of operations and financial condition, which could negatively affect our stock price.

If a commercial real estate loan defaults, there are legal expenses associated with obtaining the real estate which typically serves as collateral for the loan. Once we obtain collateral for a commercial real estate loan that has defaulted, it is put into other real estate owned. Other real estate owned assets generally do not produce income but do have the costs associated with the ownership of real estate, principally real estate taxes and maintenance costs. Since these assets have a cost to maintain, our goal is to keep costs at a minimum by liquidating the assets as soon as possible. A declining economic environment and political turmoil generally results in an increase in the rate of loan defaults, downward pressure on foreclosed asset values and increased marketing periods.

Our largest loan relationships currently make up a significant percentage of our total loan portfolio.

As of December 31, 2022, our 10 largest borrowing relationships totaled approximately $236 million in outstanding balances, or approximately 7% of our total loan portfolio. The concentration risk associated with having a small number of relatively large loan relationships is that if one or more of these relationships were to become delinquent or suffer default, we could be at risk of material losses. The allowance for loan losses may not be adequate to cover losses associated with any of these relationships, and any loss or increase in the allowance could have a material adverse effect on our business, financial condition, results of operations and prospects.

Declines in the businesses or industries of our customers could cause increased credit losses and decreased loan balances, which could adversely affect our financial results.

The small to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, including the continued elevated inflationary and interest rate environment, which may impair a borrower's

ability to repay a loan or lease, and such impairment could have an adverse effect on our business, financial condition and results of operations. A substantial focus of our marketing and business strategy is to serve small to medium-sized businesses in our market areas. As a result, a relatively high percentage of our loan and lease portfolio consists of commercial loans to such businesses. We further anticipate an increase in the amount of loans to small to medium-sized businesses during 2023.

Small to medium-sized businesses frequently have smaller market shares than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan or lease. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of one or two people or a small group of people, and the death, disability or resignation of one or more of these people could have an adverse impact on the business and its ability to repay its loan or lease. If general economic conditions negatively impact the markets in which we operate, and small to medium-sized businesses are adversely affected or our borrowers are otherwise harmed by adverse business developments, this, in turn, could have an adverse effect on our business, financial condition and results of operations.

Our use of appraisals in deciding whether to make a loan secured by real property does not ensure the value of the real property collateral.

In considering whether to make a loan secured by real property we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is conducted, and an error in fact or judgment could adversely affect the reliability of an appraisal. In addition, events occurring after the initial appraisal may cause the value of the real estate to decrease. As a result of any of these factors the value of collateral securing a loan may be less than estimated, and if a default occurs we may not recover the outstanding balance of the loan.

We may be adversely impacted by the transition from LIBOR.

On July 27, 2017, the United Kingdom's Financial Conduct Authority, which regulates LIBOR, publicly announced that it intends to stop persuading or compelling banks to submit LIBOR rates after 2021. The ICE Benchmark Administration (IBA), the administrator of LIBOR, announced on November 30, 2020, that it would cease publishing the one-week and two-month LIBOR rates on December 31, 2021, but would continue publishing the one-, three-, six-, and twelve-month LIBOR rates until June 30, 2023. Regardless, the federal banking agencies also issued guidance on November 30, 2020, encouraging banks to: (i) stop using LIBOR in new financial contracts no later than December 31, 2021; and (ii) either use a rate other than LIBOR or include clear language defining the alternative rate that will be applicable after LIBOR's discontinuation. To address the problem created by legacy financial contracts that incorporate LIBOR as their reference interest rate, but extend beyond the date after which LIBOR will be published, on March 15, 2022, Congress enacted the LIBOR Act. On December 16, 2022, the Federal Reserve adopted a final rule implementing the LIBOR Act by adopting benchmark rates based on the Secured Overnight Financing Rate ("SOFR") that will replace LIBOR in certain financial contracts after June 30, 2023.

Upon the cessation of the use of LIBOR, interest rates on our floating rate obligations, loans, derivatives, and other financial instruments tied to LIBOR rates, as well as the revenue and expenses associated with those financial instruments, may be adversely affected. In addition, the cessation of the use of LIBOR as a benchmark interest rate could adversely affect the value of our floating rate obligations, loans, derivatives, and other financial instruments tied to LIBOR rates.

A substantial portion of our variable rate loans, along with certain derivative and other financial instruments, are indexed to LIBOR. While the majority of these instruments contain either provisions for the designation of an alternate benchmark rate or "fallback" provisions providing for alternative rate calculations in the event LIBOR is unavailable, not all of our loans, derivatives or financial instruments contain such provisions, and the existing provisions and/or recent modifications to our documents to address transition may not adequately address the actual changes to LIBOR or the financial impact of successor benchmark rates. We may not be able to successfully amend these loans, derivatives and financial instruments to provide for alternative benchmarks or alternative rate calculations and such amendments could prove costly and may impact our ability to maintain hedge accounting treatment on certain cash flow hedges. Even with provisions allowing for

designation of alternative benchmarks or "fallback" provisions, the discontinuance of LIBOR could result in customer uncertainty and disputes arising as a consequence of the transition from LIBOR. All of this could result in damage to our reputation, loss of customers and additional costs to us, all of which could be material.

Liquidity risk could impair our ability to fund our operations and jeopardize our financial condition.

Liquidity represents an institution's ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

The objective of managing liquidity risk is to ensure that our cash flow requirements resulting from depositor, borrower and other creditor demands as well as our operating cash needs, are met, and that our cost of funding such requirements and needs is reasonable. We maintain an asset/liability and interest rate risk policy and a liquidity and funds management policy, including a contingency funding plan that, among other things, include procedures for managing and monitoring liquidity risk. Generally, we rely on deposits, repayments of loans and cash flows from our investment securities as our primary sources of funds. Our principal deposit sources include consumer, commercial and public funds customers in our markets. We have used these funds, together with wholesale deposit sources such as brokered deposits, along with Federal Home Loan Bank of Cincinnati ("FHLB Cincinnati") advances, federal funds purchased and other sources of short-term and long-term borrowings, to make loans, acquire investment securities and other assets and to fund continuing operations.

An inability to maintain or raise funds in amounts necessary to meet our liquidity needs could have a substantial negative effect, individually or collectively, on SmartFinancial and SmartBank's liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, a reduction in our credit rating, any damage to our reputation or any other decrease in depositor or investor confidence in our creditworthiness and business. Our access to liquidity could also be impaired by factors that are not specific to us, such as severe volatility or disruption of the financial markets or negative views and expectations about the prospects for the financial services industry as a whole. Any such event or failure to manage our liquidity effectively could affect our competitive position, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets, cause our regulators to criticize our operations and have a material adverse effect on our results of operations or financial condition.

Our most important source of funds consists of our customer deposits. Such deposit balances can decrease when customers perceive alternative investments, such as the stock market, as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, we could lose a relatively low cost source of funds, which would require us to seek wholesale funding alternatives in order to continue to grow, thereby increasing our funding costs and reducing our net interest income and net income. Moreover, competition among U.S. banks and non-banks for customer deposits is intense and may increase the cost of deposits (particularly in an elevated rate environment) or prevent new deposits and may otherwise negatively affect our ability to grow our deposit base. In addition, our access to deposits may be affected by the liquidity and/or cash flow needs of depositors, which may be exacerbated in an inflationary, recessionary, or elevated rate environment. This may cause our deposit accounts to decrease in the future, and any such decrease could have a material adverse impact on our sources of funding. Loan repayments are a relatively stable source of funds but are subject to the borrowers' ability to repay loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inflation, labor shortages, inclement weather, natural disasters, acts of war, prolonged government shutdowns and other factors. Furthermore, loans generally are not readily convertible to cash. Accordingly, we may be required from time to time to rely on secondary sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such secondary sources include FHLB Cincinnati advances, brokered deposits, secured and unsecured federal funds lines of credit from correspondent banks, Federal Reserve borrowings and/or accessing the equity or debt capital markets.

We anticipate we will continue to rely primarily on deposits, loan and lease repayments, and cash flows from our investment securities to provide liquidity. Additionally, where necessary, the secondary sources of borrowed funds

described above will be used to augment our primary funding sources. If we are unable to access any of these secondary funding sources when needed, we might be unable to meet our customers' or creditors' needs, which would adversely affect our financial condition, results of operations, and liquidity.

We could recognize losses on securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities acquired by us are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities or our own analysis of the value of the security, defaults by the issuer or individual mortgagors with respect to the underlying securities, or instability in the credit markets. Any of the foregoing factors could cause other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, we may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on our financial condition and results of operations.

We face additional risks due to our increase in mortgage banking activities that have and could negatively impact our net income and profitability.

We have established mortgage banking operations which expose us to risks that are different from our retail and commercial banking operations. During higher and rising interest rate environments, the demand for mortgage loans and the level of refinancing activity tends to decline, which can lead to reduced volumes of business and lower revenues, which could negatively impact our earnings. Beginning in early 2022, in response to growing signs of inflation, the Federal Reserve increased interest rates rapidly. Further, the Federal Reserve has increased the benchmark rapidly and has announced an intention to take further actions to mitigate rising inflationary pressures. Because we sell a portion of the mortgage loans we originate, the profitability of our mortgage banking operations also depends in large part on our ability to aggregate a high volume of loans and sell them in the secondary market at a gain. Thus, in addition to our dependence on the interest rate environment, we are dependent upon (a) the existence of an active secondary market and (b) our ability to profitably sell loans into that market. Profitability of our mortgage operations will depend upon our ability to increase production and thus income while holding or reducing costs. In addition, mortgages sold to third-party investors are typically subject to certain repurchase provisions related to borrower refinancing, defaults, fraud or other reasons stipulated in the applicable third-party investor agreements. If the fair value of a loan when repurchased is less than the fair value when sold, we may be required to charge such shortfall to earnings.

Any expansion into new lines of business might not be successful.

As part of our ongoing strategic plan, we will continue to consider expansion into new lines of business through the acquisition of third parties, or through organic growth and development. There are substantial risks associated with such efforts, including risks that (a) revenues from such activities might not be sufficient to offset the development, compliance, and other implementation costs, (b) competing products and services and shifting market preferences might affect the profitability of such activities, (c) regulatory compliance obligations prevent the success of a new line of business, and (d) our internal controls might be inadequate to manage the risks associated with new activities. Furthermore, it is possible that our unfamiliarity with new lines of business might adversely affect the success of such actions. If any such expansions into new product markets are not successful, there could be an adverse effect on our financial condition and results of operations.

Any deficiencies in our financial reporting or internal controls could materially and adversely affect us, including resulting in material misstatements in our financial statements, and could materially and adversely affect the market price of our common stock.

If we fail to maintain effective internal controls over financial reporting, our operating results could be harmed and it could result in a material misstatement in our financial statements in the future. Inferior controls and procedures or the identification of accounting errors could cause our investors to lose confidence in our internal controls and question our reported financial information, which, among other things, could have a negative impact on the trading price of our common stock. Additionally, we could become subject to increased regulatory scrutiny and a higher risk of shareholder litigation, which could result in significant additional expenses and require additional financial and management resources.

Inability to retain senior management and key employees or to attract new experienced financial services professionals could impair our relationship with our customers, reduce growth and adversely affect our business.

We have assembled a senior management team which has substantial background and experience in banking and financial services. Moreover, much of our historical loan growth was the result of our ability to attract experienced financial services professionals who have been able to attract customers from other financial institutions. Leadership changes will occur from time to time, and we cannot predict whether significant resignations will occur or whether we will be able to recruit additional qualified personnel. Competition for senior executives and skilled personnel in the financial services and banking industry is intense, as we compete with both smaller banks that may be able to offer bankers with more responsibility and autonomy and larger banks that may be able to offer bankers with higher compensation, resources and support, which means the cost of hiring, incentivizing and retaining skilled personnel may continue to increase. We need to continue to attract and retain key personnel and to recruit qualified individuals to succeed existing key personnel to ensure the continued growth and successful operation of our business. Our ability to effectively compete for senior executives and other qualified personnel by offering competitive compensation and benefit arrangements may be restricted by applicable banking laws and regulations as discussed in "Part 1 – Item 1. Business – Supervision and Regulation – Regulation of the Company – Incentive Compensation." Inability to retain these key personnel or to continue to attract experienced lenders with established books of business could negatively impact our growth because of the loss of these individuals' skills and customer relationships and/or the potential difficulty of promptly replacing them. In addition, to attract and retain personnel with appropriate skills and knowledge to support our business, we may offer a variety of benefits, which could reduce our earnings.

Employee misconduct could expose us to significant legal liability and reputational harm.

We are vulnerable to reputational harm because we operate in an industry in which integrity and the confidence of our customers are of critical importance. Our employees could engage in fraudulent, illegal, wrongful or suspicious activities, and/or activities resulting in consumer harm that adversely affects our customers and/or our business. The precautions we take to detect and prevent such misconduct may not always be effective and regulatory sanctions and/or penalties, serious harm to our reputation, financial condition, customer relationships and ability to attract new customers. In addition, improper use or disclosure of confidential information by our employees, even if inadvertent, could result in serious harm to our reputation, financial condition and current and future business relationships. The precautions we take to detect and prevent such misconduct may not always be effective.

We may be adversely affected by the soundness of other financial institutions.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. We could also be impacted by current or future negative perceptions and expectations about the prospects for the financial services industry (including the impact of Moody's Investors Service's rating change of the outlook of the US banking system from "stable" to "negative"), which could worsen over time and result in downward pressure on, and continued or accelerated volatility of, bank securities. Financial services companies are interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including brokers and dealers, commercial banks, investment banks, and other institutional clients. As a result, defaults by, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, have led to market-

wide liquidity problems and could lead to losses or defaults by us or by other institutions. These losses or defaults could have a material adverse effect on our business, financial condition, results of operations and growth prospects. Additionally, if our competitors were extending credit on terms we found to pose excessive risks, or at interest rates which we believed did not warrant the credit exposure, we may not be able to maintain our business volume and could experience deteriorating financial performance.

The ongoing COVID-19 pandemic and resulting adverse economic conditions have adversely impacted, and could continue to adversely impact, our business and results.

While the level of disruption caused by, and the economic impact of, COVID-19 subsided in 2022, the extent and duration to which the continuing COVID-19 pandemic will impact our business in the future is unknown and will depend on future developments, which are highly uncertain and outside our control. These developments include the duration and severity of the pandemic (including the possibility of further surges of COVID-19 variants of concern), supply chain disruptions, decreased demand for our products and services or those of our borrowers, which could increase our credit risk, rising inflation, our ability to maintain sufficient qualified personnel due to labor shortages, talent attrition, employee illness, willingness to return to work, and the actions taken by governments, businesses and individuals to contain the impact of COVID-19, as well as further actions taken by governmental authorities to limit the resulting economic impact. It is also possible that the pandemic and its aftermath will lead to a prolonged economic slowdown in sectors disproportionately affected by the pandemic or recession in the U.S. economy or the world economy in general.

Risks Related to Our Stock

Our ability to declare and pay dividends is limited.

There can be no assurance of whether or when we may pay dividends on our common stock in the future. Future dividends, if any, will be declared and paid at the discretion of our board of directors and will depend on a number of factors. Our principal source of funds used to pay cash dividends on our common stock will be dividends that we receive from SmartBank. Although the Bank's asset quality, earnings performance, liquidity and capital requirements will be taken into account before we declare or pay any future dividends on our common stock, our board of directors will also consider our liquidity and capital requirements and our board of directors could determine to declare and pay dividends without relying on dividend payments from the Bank.

Federal and state banking laws and regulations and state corporate laws restrict the amount of dividends we may declare and pay. For example, the Federal Reserve could decide at any time that paying any dividends on our common stock could be an unsafe or unsound banking practice. For a discussion of current regulatory limits on our ability to pay dividends, see "Part I – Item 1. Business – Supervision and Regulation – Regulation of the Company – Payment of Dividends" in this Report for further information.

Even though our common stock is currently traded on the Nasdaq Capital Market, it has less liquidity than many other stocks quoted on a national securities exchange.

The trading volume in our common stock on the Nasdaq Capital Market has been relatively low when compared with larger companies listed on the Nasdaq Capital Market or other stock exchanges. Although we have experienced increased liquidity in our stock, we cannot say with any certainty that a more active and liquid trading market for our common stock will continue to develop. A public trading market having the desired characteristics of depth, liquidity and orderliness depends on the presence in the marketplace of willing buyers and sellers of our common stock at any given time. This presence depends on the individual decisions of investors and general economic and market conditions over which we have no control. Given the continued development of the trading volume of our common stock, significant sales of our common stock, or the expectation of these sales, could cause our stock price to fall.

We may issue additional shares of stock or equity derivative securities, including awards to current and future executive officers, directors and employees, which could result in the dilution of shareholders' investment.

Our authorized capital includes 40,000,000 shares of common stock and 2,000,000 shares of preferred stock. As of December 31, 2022, we had 16,900,805 shares of common stock and no shares of preferred stock outstanding and had reserved or otherwise set aside for issuance 32,045 shares underlying outstanding options and 1,766,245 shares that are available for future grants of stock options, restricted stock or other equity-based awards pursuant to our equity incentive plans. Subject to NASDAQ rules, our board of directors generally has the authority to issue all or part of any authorized but unissued shares of common stock or preferred stock for any corporate purpose. We anticipate that we will issue additional equity in connection with the acquisition of other strategic partners and that in the future we likely will seek additional equity capital as we develop our business and expand our operations, depending on the timing and magnitude of any particular future acquisition. These issuances would dilute the ownership interests of existing shareholders and may dilute the per share book value of the common stock. New investors also may have rights, preferences and privileges that are senior to, and that adversely affect, our then existing shareholders.

In addition, the issuance of shares under our equity compensation plans will result in dilution of our shareholders' ownership of our common stock. The exercise price of stock options could also adversely affect the terms on which we can obtain additional capital. Option holders are most likely to exercise their options when the exercise price is less than the market price for our common stock. They may profit from any increase in the stock price without assuming the risks of ownership of the underlying shares of common stock by exercising their options and selling the stock immediately.

Although there are currently no shares of our preferred stock issued and outstanding, our board of directors has the power, without shareholder approval (subject to Nasdaq shareholder approval rules), to set the terms of any series of preferred stock that may be issued, including voting rights, dividend rights, preferences over our common stock with respect to dividends or in the event of a dissolution, liquidation or winding up and other terms. In the event that we issue preferred stock in the future that has preference over our common stock with respect to payment of dividends or upon our liquidation, dissolution or winding up, or if we issue preferred stock with voting rights that dilute the voting power of our common stock, the rights of the holders of our common stock or the market price of our common stock could be adversely affected. In addition, the ability of our board of directors to issue shares of preferred stock without any action on the part of our shareholders (subject to Nasdaq shareholder approval rules) may impede a takeover of us and prevent a transaction perceived to be favorable to our shareholders.

ESG risks could adversely affect our reputation and shareholder, employee, client and third party relationships and may negatively affect our stock price.

Our business faces increasing public scrutiny related to environmental, social and governance ("ESG") activities. We risk damage to our brand and reputation if we fail to act responsibly in a number of areas, such as diversity, equity, inclusion, environmental stewardship, human capital management, support for our local communities, corporate governance and transparency, or fail to consider ESG factors in our business operations.

Furthermore, as a result of our diverse base of clients and business partners, we may face potential negative publicity based on the identity of our clients or business partners and the public's (or certain segments of the public's) view of those entities. Such publicity may arise from traditional media sources or from social media and may increase rapidly in size and scope. If our client or business partner relationships were to become intertwined in such negative publicity, our ability to attract and retain clients, business partners, and employees may be negatively impacted, and our stock price may also be negatively impacted. Additionally, we may face pressure to not do business in certain industries that are viewed as harmful to the environment or are otherwise negatively perceived, which could impact our growth.

Additionally, investors and shareholder advocates are placing ever increasing emphasis on how corporations address ESG issues in their business strategy when making investment decisions and when developing their investment theses and proxy recommendations. We may incur meaningful costs with respect to our ESG efforts and if such efforts are negatively perceived, our reputation and stock price may suffer. In addition, ongoing legislative or regulatory uncertainties and changes regarding climate risk management and practices may result in higher regulatory, compliance, credit and reputational risks and costs.

Our securities are not FDIC insured.

Securities that we issue, including our common stock, are not savings or deposit accounts or other obligations of any bank, insured by the FDIC, any other governmental agency or instrumentality, or any private insurer, and are subject to investment risk, including the possible loss of our shareholders' investments.

Anti-takeover laws and certain agreements and charter provisions may adversely affect the price of our common stock.

Certain provisions of state and federal law and our articles of incorporation may make it more difficult for someone to acquire control of the Company. Under federal law, subject to certain exemptions, a person, entity, or group must notify the federal banking agencies before acquiring 10% or more of the outstanding voting stock of a bank holding company, including the Company's shares. Banking agencies review the acquisition to determine if it will result in a change of control. The banking agencies have 60 days to act on the notice, and take into account several factors, including the resources of the acquiror and the antitrust effects of the acquisition. There also are Tennessee statutory provisions and provisions in our charter that may be used to delay or block a takeover attempt. As a result, these statutory provisions and provisions in our articles of incorporation could result in the Company being less attractive to a potential acquiror.

Secondly, the amount of common stock owned by, and other compensation arrangements with, certain of our officers and directors may make it more difficult to obtain shareholder approval of potential takeovers that they oppose. Agreements with our senior management also provide for significant payments under certain circumstances following a change in control. These compensation arrangements, together with the common stock and option ownership of our board of directors and management, could make it difficult or expensive to obtain majority support for shareholder proposals or potential acquisition proposals that the board of directors and officers oppose.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

The Company's executive offices are located at 5401 Kingston Pike, #600, Knoxville, Tennessee 37919. This property is owned by SmartBank and also serves as a branch location for the Bank's customers. At December 31, 2022, we conducted branch banking operations in 41 offices in 3 states and had one loan production office in one state. We believe that our offices are in good condition and are suitable and adequate to our needs. These offices include both owned and leased facilities as follows:

State	Owned	Leased	Total
Tennessee			
Branch operations	18	6	24
Loan production office	-	-	-
Alabama			
Branch operations	9	5	14
Loan production office	-	-	-
Florida			
Branch operations	2	1	3
Loan production office	-	1	1
	29	13	42

ITEM 3. LEGAL PROCEEDINGS

At December 31, 2022, neither SmartFinancial nor SmartBank was involved in any material litigation. SmartBank is periodically involved as a plaintiff or defendant in various legal actions in the ordinary course of its business. Management believes that any claims pending against SmartFinancial or its subsidiary are without merit or that the ultimate liability, if any, resulting from them will not materially affect SmartBank's financial condition or SmartFinancial's consolidated financial position.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

SmartFinancial's common stock is listed on the Nasdaq Capital Market under the symbol "SMBK".

As of March 8, 2023, there were approximately 4,687 holders of record of SmartFinancial's common stock and 16,996,288 shares outstanding.

Dividends from SmartBank are the Company's primary source of funds to pay dividends on its common stock. Additional information regarding restrictions on the ability of SmartBank to pay dividends to the Company and for the Company to pay dividends to its shareholders is contained in "Part I – Item 1. Business – Supervision and Regulation – Payment of Dividends".

Equity Compensation Plan Information

For information relating to compensation plans under which our equity securities are authorized for issuance, see Part III Items 11 and 12.

Issuer Purchases of Equity Securities

On November 20, 2018, the Company announced that its board of directors had authorized a stock repurchase plan pursuant to which the Company may purchase up to $10.0 million in shares of the Company's outstanding common stock. Stock repurchases under the plan will be made from time to time in the open market, at the discretion of the management of the Company, and in accordance with applicable legal requirements. The stock repurchase plan does not obligate the Company to repurchase any dollar amount or number of shares, and the program may be extended, modified, amended, suspended, or discontinued at any time. As of December 31, 2022, we have purchased $5.5 million of the authorized $10.0 million and may purchase up to an additional $4.5 million in the Company's outstanding common stock pursuant to the plan.

The following table summarizes the Company's repurchase activity during the quarter ended December 31, 2022:

Period	Total Number of Shares Repurchased	Weighted Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares That May Yet Be Purchased Under the Plans or Programs *(in thousands)*
October 1, 2022 to October 31, 2022	—	$ —	—	$ 4,484
November 1, 2022 to November 30, 2022	—	—	—	4,484
December 1, 2022 to December 31, 2022	—	—	—	4,484
Total	—	$ —	—	$ 4,484

Stock Performance Graph

The following performance graph and related information are neither "soliciting material" nor "filed' with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent the Company specifically incorporates it by reference to such filing.

The performance graph compares the cumulative five-year shareholder return on the Company's common stock, assuming an investment of $100 on December 31, 2017, and reinvestment of dividends thereafter, to that of the common stocks of United States companies reported in the Russell 3000 Index and the common stocks of the S&P SmallCap Bank Index. The S&P SmallCap Bank Index contains securities of NYSE and NASDAQ-listed companies with market capitalizations between $250 million and $1 billion. The index primarily includes banks and, to a lesser extent, insurance underwriters and specialty lenders providing a broad range of financial services, including retail banking, loans, and money transmissions.



Symbol	Total Returns Index For:	2017	2018	2019	2020	2021	2022
▲	Smart Financial	$100.00	$84.19	$109.23	$84.86	$129.28	$131.32
◆	Russell 3000	$100.00	$94.76	$124.15	$150.08	$188.60	$152.37
■	S&P SmallCap Bank	$100.00	$83.44	$104.69	$95.08	$132.36	$116.69

Definitions:

1) The Russell 3000 Index is a market-capitalization-weighted equity index which tracks the performance of the 3,000 largest U.S.-traded stocks.

2) The S&P SmallCap Bank Index is a market-capitalization-weighted index which tracks the performance of NYSE and NASDAQ-listed banks, insurance underwriters and specialty lenders in S&P's coverage universe with $250M to $1B market capitalization as of most recent pricing data.

Notes:

1) The lines represent monthly index levels derived from compounded daily returns that include all dividends.

2) The indexes are reweighted daily, using the market capitalization on the previous day.

3) If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

4) The index level for all series was set to $100.00 on 12/31/2017.

ITEM 6. RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Selected Financial Data

Set forth below is certain selected financial data related to the Company's operations for 2022, 2021 and 2020: *(dollars in thousands, except per share data)*

		2022		2021		2020
Balance Sheet:						
Total assets	$	4,637,498	$	4,611,579	$	3,304,949
Loans and leases		3,253,627		2,693,397		2,382,243
Allowance for loan and lease losses		23,334		19,352		18,346
Total securities		769,842		559,422		215,634
Goodwill and other intangibles, net		109,772		105,852		86,471
Total deposits		4,077,100		4,021,938		2,805,215
Borrowings		41,860		87,585		81,199
Subordinated debt		42,015		41,930		39,346
Shareholders' equity		432,452		429,430		357,168
Income Statement:						
Interest income	$	158,834	$	125,232	$	117,613
Interest expense		21,333		11,838		16,747
Net interest income		137,501		113,394		100,866
Provision for loan and lease losses		4,018		1,633		8,683
Net interest income after provision for loan and lease losses		133,483		111,761		92,183
Noninterest income		27,715		23,949		15,426
Noninterest expense		106,290		91,391		76,719
Income before income taxes		54,908		44,319		30,890
Income tax expense		11,886		9,529		6,558
Net income	$	43,022	$	34,790	$	24,332
Per Share Data:						
Earnings per common share - basic	$	2.57	$	2.23	$	1.63
Weighted average common shares outstanding - basic		16,740,450		15,572,537		14,955,423
Earnings per common share - diluted	$	2.55	$	2.22	$	1.62
Weighted average common shares outstanding - diluted		16,871,369		15,699,215		15,019,175
Common dividends per share	$	0.28	$	0.24	$	0.20
Book value per share	$	25.59	$	25.56	$	23.64
Common shares outstanding at end of period		16,900,805		16,802,990		15,107,214
Performance Ratios:						
Return on average assets		0.92 %		0.91 %		0.79 %
Return on average shareholders' equity		10.16 %		8.97 %		7.13 %
Tax equivalent net interest margin		3.20 %		3.24 %		3.61 %
Interest rate spread		3.01 %		3.12 %		3.41 %
Noninterest income to average assets		0.59 %		0.62 %		0.50 %
Noninterest expense to average assets		2.27 %		2.38 %		2.50 %
Efficiency ratio		64.33 %		66.54 %		65.97 %
Credit Quality Ratios:						
Net charge-offs to average loans and leases		- %		(0.02)%		(0.03)%
Allowance for loan and leases to total loans and leases		0.72 %		0.72 %		0.77 %
Nonperforming loans and leases to total loans and leases, gross		0.09 %		0.12 %		0.24 %
Nonperforming assets to total assets		0.10 %		0.11 %		0.31 %
Capital Ratios[1]:						
Tier 1 leverage		7.95 %		7.45 %		8.70 %
Common equity Tier 1		9.65 %		10.56 %		11.61 %
Tier 1 capital		9.65 %		10.56 %		11.61 %
Total capital		11.40 %		12.55 %		14.07 %

[1] Capital Ratios are for SmartFinancial, Inc.

Business Overview

The following is a discussion of our financial condition and results of our operations for the years ended December 31, 2022, 2021 and 2020. The purpose of this discussion is to focus on information about our financial condition and results of operations which is not otherwise apparent from our consolidated financial statements. The following discussion and analysis should be read along with our consolidated financial statements and the related notes included. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that we believe are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth in the "Forward-Looking Statements" and "Risk Factors" sections of this Annual Report on Form 10K, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. We assume no obligation to update any of these forward-looking statements.

We are a bank holding company that was incorporated on September 19, 1983 under the laws of the State of Tennessee, and operate primarily through our wholly-owned bank subsidiary, SmartBank. As of December 31, 2022 the Bank provides a comprehensive suite of commercial and consumer banking services to clients through 41 full-service bank branches and one loan production office in the Florida Panhandle.

While we offer a wide range of commercial banking services, we focus on making loans secured primarily by commercial real estate and other types of secured and unsecured commercial loans to small and medium-sized businesses in a number of industries, as well as loans and leases to individuals for a variety of purposes. Our principal sources of funds for loans and leases and investing in securities are deposits and, to a lesser extent, borrowings. We offer a broad range of deposit products, including checking ("NOW"), savings, money market accounts and certificates of deposit. We actively pursue business relationships by utilizing the business contacts of our senior management, other bank officers and our directors, thereby capitalizing on our knowledge of our local market areas.

In addition to our banking services, we offer insurance products through Rains Insurance Agency, Inc. and loans and leases for heavy equipment through Fountain Equipment Finance, LLC., both are subsidiaries of the Bank. The Bank also contracts with RJFS, a registered broker-dealer and investment adviser, to offer and sell various securities and other financial products to the public through associates who are employed by both the Bank and RJFS. RJFS is a subsidiary of Raymond James Financial, Inc.

Executive Summary

The following is a summary of the Company's financial highlights and significant events during 2022:

- Completed the asset purchase of Sunbelt.
- Net income totaled $43.0 million, or $2.55 per diluted common share, during the year ended of 2022 compared to $34.8 million, or $2.22 per diluted common share, for the same period in 2021.
- Net loans and leases growth of $556.2 million from December 31, 2021, with a record high net loans and leases of $3.2 billion at December 31, 2022.
- Return on average assets was 0.92% for the year ended December 31, 2022, compared to 0.91% for the year ended December 31, 2021.

Analysis of Results of Operations

2022 compared to 2021

Net income was $43.0 million, or $2.55 per diluted common share in 2022, compared to $34.8 million, or $2.22 per diluted common share in 2021. The tax equivalent net interest margin for 2022 was 3.20% compared to 3.24% for 2021. Noninterest income to average assets was 0.59% for 2022, decreasing from 0.62% for 2021. Noninterest expense to average assets decreased to 2.27% in 2022, down from 2.38% in 2021. Income tax expense was $11.9 million in 2022 with an effective tax rate of 21.7%, compared to $9.5 million in 2021 with an effective tax rate of 21.5%.

2021 compared to 2020

Net income was $34.8 million, or $2.22 per diluted common share in 2021, compared to $24.3 million, or $1.62 per diluted common share in 2020. The tax equivalent net interest margin for 2021 was 3.24% compared to 3.61% for 2020. Noninterest income to average assets was 0.62% for 2021, increasing from 0.50% for 2020. Noninterest expense to average assets decreased to 2.38% in 2021, from 2.50% in 2020. The results above include operating effects of the Fountain and SCB acquisitions, which were completed on May 3, 2021, and September 1, 2021, respectively. Income tax expense was $9.5 million in 2021 with an effective tax rate of 21.5%, compared to $6.6 million in 2020 with an effective tax rate of 21.2%.

Net Interest Income and Yield Analysis

The management of interest income and expense is fundamental to our financial performance. Net interest income, the difference between interest income and interest expense, is the largest component of the Company's total revenue. Management closely monitors both total net interest income and the net interest margin (net interest income divided by average earning assets). We seek to maximize net interest income without exposing the Company to an excessive level of interest rate risk through our asset and liability policies. Interest rate risk is managed by monitoring the pricing, maturity and repricing options of all classes of interest-earning assets and interest-bearing liabilities. Our net interest margin can also be adversely impacted by the reversal of interest on nonaccrual loans and the reinvestment of loan payoffs into lower yielding investment securities and other short-term investments.

2022 compared to 2021

Net interest income, taxable equivalent, increased to $138.2 million in 2022 from $114.0 million in 2021. Average earning assets increased from $3.5 billion in 2021 to $4.3 billion in 2022, primarily from organic loan and lease growth, the acquisition of Fountain completed May 3, 2021 and the acquisition of SCB completed September 1, 2021. Over this period, average loan and lease balances increased by $407.9 million and average securities increased by $488.8 million, offset by a decrease in interest-earning cash and federal funds sold of $103.3 million. Average interest-bearing deposits increased by $571.8 million, average noninterest-bearing deposits increased $278.8 million and average borrowings decreased $50.1 million. The tax equivalent net interest margin decreased to 3.20% for 2022, compared to 3.24% for 2021. The yield on earning assets increased from 3.57% for 2021, to 3.70% for 2022, primarily due to the Company's deployment of excess cash and cash equivalents into loans and leases and securities during 2022 and higher yields on cash deposits in the Federal Reserve System, offset by lower Paycheck Protection Program ("PPP") fee accretion in loan yields. The cost of average interest-bearing deposits increased from 0.36% for 2021, to 0.60% for 2022, primarily due to the impact of rising Federal Reserve rates and to a lesser extent increased pricing competition.

2021 compared to 2020

Net interest income, taxable equivalent, increased to $114.0 million in 2021 from $101.4 million in 2020. Average earning assets increased from $2.8 billion in 2020 to $3.5 billion in 2021, primarily as a result of the acquisition of PFG completed March 1, 2020, the acquisition of Fountain completed May 3, 2021, the acquisition of SCB completed September 1, 2021, participation in the PPP and continued organic loan and lease growth. Over this period, average loan and lease balances increased by $245.4 million, average interest-earning cash and federal funds sold increased by $372.1 million and average securities increased by $93.5 million. Average interest-bearing deposits increased by $552.5 million, average noninterest-bearing deposits increased $270.5 million and average borrowings decreased $94.1 million. The tax equivalent net interest margin decreased to 3.24% for 2021, compared to 3.61% for 2020. The yield on earning assets decreased from 4.20% for 2020, to 3.57% for 2021, primarily due to the on-going effects of rate cuts by the Federal Reserve during the first quarter of 2020, to a lesser extent loan yields declining from market competition and lower yielding excess liquidity, offset by PPP fee accretion and loan fees. The cost of average interest-bearing deposits decreased from 0.71% for 2020, to 0.36% for 2021, primarily due to a lower interest rate environment during the period.

Summary of Average Balances, Interest and Rates

The following table presents *(dollars in thousands)*, for the periods indicated, information about: (i) weighted average balances, the total dollar amount of interest income from interest-earning assets and the resultant average yields; (ii) average balances, the total dollar amount of interest expense on interest-bearing liabilities and the resultant average rates; (iii) net interest income; (iv) the interest rate spread; and (v) the net interest margin.

	2022			2021			2020		
	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost	Average Balance	Interest	Yield/ Cost
Assets:									
Loans and leases, including fees[1]	$ 2,948,511	$ 136,381	4.63 %	$ 2,540,577	$ 118,582	4.67 %	$ 2,296,972	$ 112,312	4.89 %
Taxable securities	688,428	11,799	1.71 %	207,459	3,813	1.84 %	122,900	2,423	1.97 %
Tax-exempt securities[2]	100,566	2,831	2.82 %	92,708	1,817	1.96 %	83,765	1,941	2.32 %
Federal funds sold and other earning assets	577,593	8,488	1.47 %	680,909	1,622	0.24 %	308,843	1,509	0.49 %
Total interest-earning assets	4,315,098	159,499	3.70 %	3,521,653	125,834	3.57 %	2,812,480	118,185	4.20 %
Noninterest-earning assets	373,026			317,457			250,955		
Total assets	$ 4,688,124			$ 3,839,110			$ 3,063,435		
Liabilities and Shareholders' Equity:									
Interest-bearing demand deposits	$ 945,414	6,278	0.66 %	$ 737,251	1,378	0.19 %	$ 481,050	1,013	0.21 %
Money market and savings deposits	1,576,170	9,137	0.58 %	1,191,916	3,501	0.29 %	788,006	3,482	0.44 %
Time deposits	513,416	2,813	0.55 %	533,994	3,970	0.74 %	641,647	9,102	1.42 %
Total interest-bearing deposits	3,035,000	18,228	0.60 %	2,463,161	8,849	0.36 %	1,910,703	13,597	0.71 %
Borrowings[3]	32,986	602	1.83 %	83,105	540	0.65 %	177,204	816	0.46 %
Subordinated debt	41,970	2,503	5.96 %	40,221	2,449	6.09 %	39,301	2,334	5.94 %
Total interest-bearing liabilities	3,109,956	21,333	0.69 %	2,586,487	11,838	0.46 %	2,127,208	16,747	0.79 %
Noninterest-bearing deposits	1,120,555			841,746			571,282		
Other liabilities	34,361			23,189			23,775		
Total liabilities	4,264,872			3,451,422			2,722,265		
Shareholders' equity	423,252			387,688			341,170		
Total liabilities and shareholders' equity	$ 4,688,124			$ 3,839,110			$ 3,063,435		
Net interest income, taxable equivalent		$ 138,166			$ 113,996			$ 101,438	
Interest rate spread			3.01 %			3.12 %			3.41 %
Tax equivalent net interest margin			3.20 %			3.24 %			3.61 %
Percentage of average interest-earning assets to average interest-bearing liabilities			138.75 %			136.16 %			132.21 %
Percentage of average equity to average assets			9.03 %			10.10 %			11.14 %

---

[1]Loans include PPP loans with an average balance of $14.1 million, $196.1 million and $201.5 million for the years ended December 31, 2022, 2021, and 2020, respectively. Loan fees included in loan income were $4.1 million, $11.1 million, and $9.8 million for 2022, 2021 and 2020, respectively. Loan fee income for the years ended December 31, 2022, 2021 and 2020, respectively, includes $1.9 million, $9.1 million and $5.9 million accretion of loan fees on PPP loans.

[2]Yields related to investment securities exempt from income taxes are stated on a taxable-equivalent basis assuming a federal income tax rate of 21.0% in 2022, 2021 and 2020. The taxable-equivalent adjustment was $665 thousand, $602 thousand and $572 thousand for 2022, 2021 and 2020, respectively.

[3]Includes average balance of $91,190 in Paycheck Protection Liquidity Facility ("PPLF") funding in the twelve month period ended December 31, 2020. No PPLF funding was used the twelve month periods ended December 31, 2022, and 2021.

Rate and Volume Analysis

Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. Net interest income, taxable equivalent, increased by $24.2 million between the years ended December 31, 2022 and 2021 and by $12.6 million

between the years ended December 31, 2021 and 2020. The following is an analysis of the changes in net interest income comparing the changes attributable to rates and those attributable to volumes *(in thousands)*:

	2022 Compared to 2021 Increase (decrease) due to			2021 Compared to 2020 Increase (decrease) due to		
	Rate	**Volume**	**Net**	**Rate**	**Volume**	**Net**
Interest-earning assets:						
Loans and leases	$ (1,241)	$ 19,040	$ 17,799	$ (5,656)	$ 11,926	$ 6,270
Taxable Securities	(99,688)	107,674	7,986	(324)	1,714	1,390
Tax-exempt securities	(6,776)	7,790	1,014	(397)	273	(124)
Federal funds and other earning assets	6,971	(105)	6,866	(1,013)	1,126	113
Total interest-earning assets	(100,734)	134,399	33,665	(7,390)	15,039	7,649
Interest-bearing demand deposits	4,511	389	4,900	(173)	538	365
Money market and savings deposits	4,508	1,128	5,636	(1,765)	1,784	19
Time deposits	(1,004)	(153)	(1,157)	(3,605)	(1,527)	(5,132)
Total interest-bearing deposits	8,015	1,364	9,379	(5,543)	795	(4,748)
Borrowings	405	(343)	62	163	(439)	(276)
Subordinated debt	(52)	106	54	59	56	115
Total interest-bearing liabilities	8,368	1,127	9,495	(5,321)	412	(4,909)
Net interest income	$ (109,102)	$ 133,272	$ 24,170	$ (2,069)	$ 14,627	$ 12,558

Changes in net interest income are attributed to either changes in average balances (volume change) or changes in average rates (rate change) for earning assets and sources of funds on which interest is received or paid. Volume change is calculated as change in volume times the previous rate while rate change is change in rate times the previous volume. The change attributed to rates and volumes (change in rate times change in volume) is considered above as a change in volume.

Noninterest Income

Noninterest income is an important component of our total revenues. A significant portion of our noninterest income is associated service charges on deposit accounts and mortgage banking fees.

The following table provides a summary of noninterest income for the periods presented *(in thousands)*:

	Year Ended December 31,		2022 – 2021	Year Ended December 31,	2021 – 2020
	2022	**2021**	**Change**	**2020**	**Change**
Service charges on deposit accounts	$ 5,853	$ 4,650	$ 1,203	$ 3,403	$ 1,247
Gain on sale of securities	144	45	99	6	39
Mortgage banking	1,552	4,040	(2,488)	3,875	165
Investment services	4,144	2,167	1,977	1,566	601
Insurance commissions	3,595	3,285	310	1,850	1,435
Interchange and debit card transaction fees, net	5,435	4,284	1,151	2,413	1,871
Other	6,992	5,478	1,514	2,313	3,165
Total noninterest income	$ 27,715	$ 23,949	$ 3,766	$ 15,426	$ 8,523

2022 compared to 2021

Noninterest income increased $3.8 million to $27.7 million in 2022, compared to $23.9 million in 2021. The primary components of the changes in noninterest income were as follows:

- Increase in service charges on deposit accounts, related to the SCB acquisition, deposit growth and transaction volume;
- Decrease in mortgage banking income, related to increased secondary market interest rates driving lower volume;

- Increase in investment services, stemming from increased production;
- Increase in interchange and debit card transaction fees, related to increased volume, deposit growth and the SCB acquisition; and
- Increase in other, primarily related to increased fee income from capital markets activity.

2021 compared to 2020

Noninterest income increased $8.5 million to $23.9 million in 2021, compared to $15.4 million in 2020. The primary components of the changes in noninterest income were as follows:

- Increase in service charges on deposit accounts, related to the PFG and SCB acquisitions, deposit growth and transaction volume;
- Increase in investment services, stemming from increased production;
- Increase in insurance commissions, primarily from a full year of insurance commissions in 2021 and placement of life insurance policies during the first quarter of 2021;
- Increase in interchange and debit card transaction fees, related to increased volume, deposit growth and the PFG and SCB acquisitions; and
- Increase in other, primarily related to; (1.) addition of new lease fee income from the acquisition of Fountain, (2.) income from the cash surrender value of bank owned life insurance from the additional BOLI purchased during the first quarter of 2021 and (3.) SWAP fee income from the newly created capital markets program in the second quarter of 2021.

Noninterest Expense

The following table provides a summary of noninterest expense for the periods presented *(in thousands)*:

| | Year Ended December 31, | | 2022 – 2021 | Year Ended December 31, | 2021 – 2020 |
	2022	2021	Change	2020	Change
Salaries and employee benefits	$ 63,420	$ 51,656	$ 11,764	$ 42,911	$ 8,745
Occupancy and equipment	12,034	10,196	1,838	8,348	1,848
FDIC insurance	2,672	1,833	839	1,190	643
Other real estate and loan related expense	2,446	2,098	348	2,050	48
Advertising and marketing	1,293	830	463	834	(4)
Data processing and technology	7,283	6,364	919	4,476	1,888
Professional services	3,790	3,147	643	2,958	189
Amortization of intangibles	2,607	2,256	351	1,740	516
Merger related and restructuring expenses	562	3,701	(3,139)	4,565	(864)
Other	10,183	9,310	873	7,647	1,663
Total noninterest expense	$ 106,290	$ 91,391	$ 14,899	$ 76,719	$ 14,672

2022 compared to 2021

Noninterest expense increased $14.9 million to $106.3 million in 2022, compared to $91.4 million in 2021. The primary components of the changes in noninterest expense were as follows:

- Increase in salary and employee benefits, related to the Fountain acquisition completed May 3, 2021 and overall franchise growth from talent hired in Auburn, Dothan, Montgomery and Birmingham Alabama, and Tallahassee, Florida in late 2021, and to a lesser extent, the Sunbelt acquisition completed September 1, 2022;
- Increase in occupancy and equipment, due to ongoing infrastructure and facilities added to accommodate growth in operations;
- Increase in FDIC insurance, related to continued asset growth;
- Increase in data processing and technology, primarily from continued infrastructure build and overall growth;
- Increase in professional services, related to more services performed during the year; and
- Increases in other, primarily related to continued franchise growth.

2021 compared to 2020

Noninterest expense increased $14.7 million to $91.4 million in 2021, compared to $76.7 million in 2020. The primary components of the changes in noninterest expense were as follows:

- Increase in salary and employee benefits, related to the PFG acquisition completed March 1, 2020, Fountain acquisition completed May 3, 2021, SCB acquisition completed September 1, 2021, and overall franchise growth from talent hired in Auburn, Dothan, Montgomery and Birmingham, Alabama, and Tallahassee, Florida;
- Increase in occupancy and equipment, due to ongoing infrastructure and facilities added to accommodate growth in operations;
- Increase in FDIC insurance, related to continued asset growth;
- Increase in data processing and technology, primarily from continued infrastructure build and overall growth; and
- Increase in other, primarily from an investment in a start-up fintech company and other expenses related to continued franchise growth.

Income Taxes

2022 compared to 2021

In 2022, income tax expense totaled $11.9 million compared to $9.5 million in 2021. The effective tax rate was approximately 21.7% for 2022 compared to 21.5% in 2021.

2021 compared to 2020

In 2021, income tax expense totaled $9.5 million compared to $6.6 million in 2020. The effective tax rate was approximately 21.5% for 2021 compared to 21.2% in 2020.

Loan and Lease Portfolio Composition

Our loans and leases represent the largest portion of our earning assets, substantially greater than the securities portfolio or any other asset category, and the quality and diversification of the loan and lease portfolio is an important consideration when reviewing our financial condition. The Company had total net loans and leases outstanding, including organic and purchased loans and leases, of approximately $3.23 billion at December 31, 2022 and $2.67 billion at December 31, 2021. Loans secured by real estate, consisting of commercial or residential property, are the principal component of our loan and lease portfolio.

Organic Loans and Leases

Our organic net loans and leases, which excludes loans and leases purchased through acquisitions, increased by $710.0 million, or 31.9% from December 31, 2021, to $2.93 billion at December 31, 2022. This increase is related to loan production from the addition of the lift-out teams added in Alabama, Florida and Nashville, Tennessee towards the end of 2021.

Purchased Loans and Leases

Net purchased non-credit impaired loans and leases of $267.4 million at December 31, 2022, decreased by $141.2 million from December 31, 2021. Since December 31, 2021, our net purchased credit impaired ("PCI") loans and leases decreased by $12.6 million to $28.6 million at December 31, 2022. The decrease in net purchased non-credit impaired loans and leases and PCI loans and leases is related to maturities, paydowns and payoffs.

Loan Participation Agreements

The Bank occasionally enters into loan participation agreements with other banks in the ordinary course of business to diversify credit risk. For certain sold participation loans, the Bank has retained effective control of the loans, typically by restricting the participating institutions from pledging or selling their share of the loan without permission from the Bank.

GAAP requires the participated portion of these loans to be recorded as secured borrowings. The participated portions of these loans are included in the Commercial Real Estate totals below with a corresponding liability reflected in other borrowings. At December 31, 2022, the total participated portions of loans of this nature totaled $24.6 million and none at December 31, 2021. Subsequent to year-end, these loan participation agreements were amended in order to permit sales treatment accounting.

The following tables summarize the composition of our loan and lease portfolio for the periods presented *(dollars in thousands)*:

| | | December 31, 2022 | | | |
	Organic	Purchased Non-Credit Impaired	Purchased Credit Impaired	Total Amount	% of Gross Total
Commercial real estate-mortgage	$ 1,465,049	$ 146,766	$ 15,946	$ 1,627,761	50.0 %
Consumer real estate-mortgage	495,755	83,870	8,352	587,977	18.1 %
Construction and land development	390,977	9,995	1,529	402,501	12.4 %
Commercial and industrial	536,730	13,244	1,893	551,867	17.0 %
Leases	51,506	14,953	968	67,427	2.1 %
Consumer and other	15,756	335	3	16,094	0.5 %
Total gross loans and leases receivable, net of deferred fees	2,955,773	269,163	28,691	3,253,627	100.0 %
Allowance for loan and leases losses	(21,476)	$ (1,737)	(121)	(23,334)	
Total loans and leases, net	$ 2,934,297	$ 267,426	$ 28,570	$ 3,230,293	

| | | December 31, 2021 | | | |
	Organic	Purchased Non-Credit Impaired	Purchased Credit Impaired	Total Amount	% of Gross Total
Commercial real estate-mortgage	$ 1,157,702	$ 205,579	$ 20,875	$ 1,384,156	51.4 %
Consumer real estate-mortgage	346,322	119,117	11,833	477,272	17.7 %
Construction and land development	258,196	17,308	2,882	278,386	10.3 %
Commercial and industrial	449,909	35,599	2,516	488,024	18.1 %
Leases	18,067	32,471	3,170	53,708	2.0 %
Consumer and other	10,536	1,244	71	11,851	0.4 %
Total gross loans and leases receivable, net of deferred fees	2,240,732	411,318	41,347	2,693,397	100.0 %
Allowance for loan and lease losses	(16,441)	(2,732)	(179)	(19,352)	
Total loans and leases, net	$ 2,224,291	$ 408,586	$ 41,168	$ 2,674,045	

Loan and Lease Portfolio Maturities

The following table sets forth the maturity distribution of our loans and leases, including the interest rate sensitivity for loans and leases maturing after one year *(in thousands)*:

| | | | | | | Rate Structure for Loans and Leases Maturing Over One Year | |
	One Year or Less	One through Five Years	Five through Fifteen Years	Over Fifteen Years	Total	Fixed Rate	Floating Rate
Commercial real estate-mortgage	$ 102,053	$ 756,287	$ 753,476	$ 15,945	$ 1,627,761	$ 966,936	$ 558,772
Consumer real estate-mortgage	42,938	204,627	205,737	134,675	587,977	268,140	276,899
Construction and land development	144,444	173,793	55,635	28,629	402,501	156,546	101,511
Commercial and industrial	114,276	330,447	100,766	6,378	551,867	354,859	82,732
Leases	2,321	65,106	—	—	67,427	65,106	—
Consumer and other	7,915	7,660	466	53	16,094	7,329	850
Total loans and leases	$ 413,947	$ 1,537,920	$ 1,116,080	$ 185,680	$ 3,253,627	$ 1,818,916	$ 1,020,764

Past Due, Nonaccrual, and Restructured Loans and Leases

Loans and leases are considered past due when the contractual amounts due with respect to principal and interest are not received within 30 days of the contractual due date. Loans and leases are generally classified as nonaccrual if they are past due for a period of 90 days or more, unless such loans and leases are well secured and in the process of collection. If a

loan or lease, or a portion of a loan or lease is classified as doubtful or as partially charged off, the loan or lease is generally classified as nonaccrual. Loans and leases that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and interest is in doubt. Loans and leases may be returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance of interest and principal by the borrower in accordance with the contractual terms.

PCI loans and leases with common risk characteristics are grouped in pools at acquisition and performance is based on our ability to reasonably estimate the amount and timing of future cash flows rather than a borrower's ability to repay contractual loan or lease amounts. Since we are able to reasonably estimate the amount and timing of future cash flows on the Company's PCI loan and lease pools, none of these loans and leases have been identified as nonaccrual.

While a loan or lease is classified as nonaccrual and the future collectability of the recorded loan or lease balance is doubtful, collections of interest and principal are generally applied as a reduction to the principal outstanding, except in the case of loans and leases with scheduled amortizations where the payment is generally applied to the oldest payment due. When the future collectability of the recorded loan and lease balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan and lease had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan and lease balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan and lease losses until prior charge-offs have been fully recovered.

Assets acquired as a result of foreclosure are recorded at estimated fair value in other real estate owned. Any excess of cost over estimated fair value at the time of foreclosure is charged to the allowance for loan losses. Valuations are periodically performed on these properties, and any subsequent write-downs are charged to earnings. Routine maintenance and other holding costs are included in noninterest expense.

Loans, excluding pooled PCI loans, are classified as troubled debt restructurings ("TDR") by the Company when certain modifications are made to the loan terms and concessions are granted to the borrowers due to financial difficulty experienced by those borrowers. The Company grants concessions by (1) reduction of the stated interest rate for the remaining original life of the debt or (2) extension of the maturity date at a stated interest rate lower than the current market rate for new debt with similar risk. The Company does not generally grant concessions through forgiveness of principal or accrued interest. The Company's policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance. That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely. If a borrower was materially delinquent on payments prior to the restructuring but shows the capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual until there is demonstrated performance under new terms. Lastly, if the borrower does not perform under the restructured terms, the loan is placed on non-accrual status. The Company closely monitors these loans and ceases accruing interest on them if we believe that the borrowers may not continue performing based on the restructured note terms.

PCI loans that were classified as TDRs prior to acquisition are not classified as TDRs by the Company after the acquisition date. Subsequent modification of a PCI loan accounted for in a pool that would otherwise meet the definition of a TDR is not reported, or accounted for, as a TDR since pooled PCI loans are excluded from the scope of TDR accounting. A PCI loan not accounted for in a pool would be reported, and accounted for, as a TDR if modified in a manner that meets the definition of a TDR after the acquisition date.

Nonperforming loans and leases as a percentage of gross loans and leases, net of deferred fees, was 0.09% as of December 31, 2022, and 0.12% as of December 31, 2021, respectively. Total nonperforming assets as a percentage of total assets as of December 31, 2022, totaled 0.10% compared to 0.11% as of December 31, 2021. PCI loans and leases that are included in loan pools are reclassified at acquisition to accrual status and thus are not included as nonperforming assets.

The following table is a summary of our loans and leases that were past due at least 30 days but not more than 89 days and 90 days or more past due as of December 31, 2022, and 2021 *(dollars in thousands)*:

| | Total Loans | Accruing Loans 30-89 Days Past Due | | Accruing Loans 90 Days or More Past Due | | Total Accruing Past Due Loans | |
		Amount	Percentage of Loans in Category	Amount	Percentage of Loans in Category	Amount	Percentage of Loans in Category
December 31, 2022							
Commercial real estate	$ 1,627,761	$ 54	- %	$ -	- %	$ 54	- %
Consumer real estate	587,977	594	0.10	-	-	594	0.10
Construction and land development	402,501	-	-	-	-	-	-
Commercial and industrial	551,867	203	0.04	-	-	203	0.04
Leases	67,427	1,108	1.64	143	0.21	1,251	1.86
Consumer and other	16,094	107	0.66	-	-	107	0.66
Total	$ 3,253,627	$ 2,066	0.06	$ 143	-	$ 2,209	0.07
December 31, 2021							
Commercial real estate	$ 1,384,156	$ 172	0.01 %	$ -	- %	$ 172	0.01 %
Consumer real estate	477,272	894	0.19	-	-	894	0.19
Construction and land development	278,386	91	0.03	-	-	91	0.03
Commercial and industrial	488,024	1,310	0.27	45	0.01	1,355	0.28
Leases	53,708	361	0.67	-	-	361	0.67
Consumer and other	11,851	103	0.87	19	0.16	122	1.03
Total	$ 2,693,397	$ 2,931	0.11	$ 64	-	$ 2,995	0.11

The following table is a summary of our nonaccrual loans and leases as of December 31, 2022, and 2021 *(dollars in thousands)*:

| | December 31, 2022 | | | December 31, 2021 | | |
| | | Nonaccrual Loans | | | Nonaccrual Loans | |
	Total Loans	Amount	Percentage of Loans in Category	Total Loans	Amount	Percentage of Loans in Category
Commercial real estate	$ 1,627,761	$ -	- %	$ 1,384,156	$ 858	0.06 %
Consumer real estate	587,977	1,665	0.28	477,272	2,139	0.45
Construction and land development	402,501	920	0.23	278,386	-	-
Commercial and industrial	551,867	180	0.03	488,024	116	0.02
Leases	67,427	28	0.04	53,708	-	-
Consumer and other	16,094	15	0.09	11,851	11	0.09
Total	$ 3,253,627	$ 2,808	0.09	$ 2,693,397	$ 3,124	0.12
Allowance for loans and leases to nonaccrual loans		830.98%			619.46%	

Potential Problem Loans and Leases

At December 31, 2022, substandard or problem loans and leases amounted to approximately $2.8 million or 0.09% of total loans and leases outstanding. Potential problem loans and leases, which are not included in nonperforming loans and leases, represent those loans and leases with a well-defined weakness and where information about possible credit problems of borrowers has caused management to have doubts about the borrower's ability to comply with present repayment terms. This definition is believed to be substantially consistent with the standards established by the Bank's primary regulators, for loans classified as substandard or worse, but not considered nonperforming loans and leases.

Allocation of the Allowance for Loan and Lease Losses

The allowance for loan and lease losses is an estimate of probable incurred losses in the loan and lease portfolio. Loans and leases are charged-off against the allowance when management believes a loan or lease balance is uncollectible. Subsequent recoveries, if any, are credited to the allowance for loan and lease losses. Management's methodology for estimating the allowance balance consists of several key elements, which include specific allowances on individual impaired loans and leases and the formula driven allowances on pools of loans and leases with similar risk characteristics.

Allocations of the allowance may be made for specific loans or leases, but the entire allowance is available for any loan or lease that, in management's judgment, should be charged-off.

The Company is not required to implement the provisions of the CECL accounting standard issued by the FASB in the ASU No. 2016-13 until January 1, 2023, and continued to account for the allowance for loan losses under the incurred loss model as of December 31, 2022.

We assess the adequacy of the allowance at the end of each calendar quarter. This assessment includes procedures to estimate the allowance and test the adequacy and appropriateness of the resulting balance. The level of the allowance is based upon our evaluation of the loan and lease portfolios, past loan and lease loss experience, known and inherent risks in the portfolio, the views of the Bank's regulators, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan and lease portfolio, economic conditions, industry and peer bank loan and lease quality indications and other pertinent factors. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans and leases that may be susceptible to significant change.

We maintain the allowance at a level that we deem appropriate to adequately cover the probable losses inherent in the loan and lease portfolio. As of December 31, 2022 and December 31, 2021, our allowance for loan and lease losses was $23.3 million and $19.4 million, respectively, which we deemed to be adequate at each of the respective dates. Our allowance for loan and lease loss as a percentage of total loans and leases was 0.72% at December 31, 2022 and 2021, respectively.

Our purchased loans and leases were recorded at fair value upon acquisition. The fair value adjustments on the performing purchased loans and leases will be accreted into income over the life of the loans or leases. At December 31, 2022, the remaining accretable yield was approximately $16.9 million. These loans and leases are subject to the same allowance methodology as our legacy portfolio. The calculated allowance is compared to the remaining fair value discount to determine if additional provisioning should be recognized. Also, at the end of 2022, the outstanding principal balance on PCI loan and leases was $41.5 million and the carrying value was $28.7 million, for a net difference of $12.8 million in discounts. At December 31, 2022, there was an allowance on PCI loans and leases of $121 thousand. The judgments and estimates associated with our allowance determination are described in "Part II - Item 8. Financial Statements and Supplementary Data - Note 1 – Summary of Significant Accounting Policies."

The following table sets forth, based on management's best estimate, the allocation of the allowance for credit losses on loans and leases to categories of loans and leases and loan and lease balances by category and the percentage of loans and leases in each category to total loans and leases and allowance for credit losses as a percentage of total loans and leases within each loan and lease category as of December 31 for each of the past two years *(dollars in thousands)*:

	Amount of Allowance Allocated	Percentage of Loans in Each Category to Total Loans	Total Loans	Ratio of Allowance Allocated to Loans in Each Category
December 31, 2022				
Commercial real estate	$ 10,821	50.0 %	$ 1,627,761	0.66 %
Consumer real estate	4,028	18.1	587,977	0.69
Construction and land development	3,059	12.4	402,501	0.76
Commercial and industrial	3,997	17.0	551,867	0.72
Leases	1,293	2.1	67,427	1.92
Consumer and other	136	0.5	16,094	0.85
Total	$ 23,334	100.0 %	$ 3,253,627	0.72
December 31, 2021				
Commercial real estate	$ 9,781	51.4 %	$ 1,384,156	0.71 %
Consumer real estate	3,454	17.7	477,272	0.72
Construction and land development	1,882	10.3	278,386	0.68
Commercial and industrial	3,781	18.1	488,024	0.77
Leases	330	2.0	53,708	0.61
Consumer and other	124	0.4	11,851	1.05
Total	$ 19,352	100.0 %	$ 2,693,397	0.72

The allocation by category is determined based on the assigned risk rating, if applicable, and environmental factors applicable to each category of loans and leases. For impaired loans and leases, those loans and leases are reviewed for a specific allowance allocation. Specific valuation allowances related to impaired loans and leases were approximately $385 thousand at December 31, 2022, compared to $561 thousand at December 31, 2021. Additional information on the allocation of the allowance between performing and impaired loans and leases is provided in Note 5 – Loans and Lease and Allowance for Loan and Lease Losses to our audited consolidated financial statements.

Analysis of the Allowance for Loan and Lease Losses

The following table presents information related to credit losses on loans and lease by loan segment for each of the years in the three year period ended December 31, *(dollars in thousands)*:

	Provision for Credit Losses		Net (charge-offs) Recoveries		Average Loans	Ratio of Net (charge-offs) Recoveries to Average Loans
For the year ended December 31, 2022						
Commercial real estate	$	1,034	$	6	$ 1,498,235	- %
Consumer real estate		43		531	520,447	0.10
Construction and land development		1,177		-	360,660	-
Commercial and industrial		339		(123)	493,236	(0.02)
Leases		879		84	61,960	0.14
Consumer and other		546		(534)	13,973	(3.82)
Total	$	4,018	$	(36)	$ 2,948,511	-
For the year ended December 31, 2021						
Commercial real estate	$	2,119		83	$ 1,213,311	0.01 %
Consumer real estate		11		(28)	456,529	(0.01)
Construction and land development		(194)		-	293,190	-
Commercial and industrial		(1,053)		(273)	526,586	(0.05)
Leases		455		(125)	39,408	(0.32)
Consumer and other		295		(284)	11,553	(2.46)
Total	$	1,633	$	(627)	$ 2,540,577	(0.02)
For the year ended December 31, 2020						
Commercial real estate	$	3,052		19	$ 997,659	- %
Consumer real estate		879		16	456,678	-
Construction and land development		947		2	266,204	-
Commercial and industrial		3,456		(306)	562,254	(0.05)
Leases		-		-	-	-
Consumer and other		349		(311)	14,177	(2.19)
Total	$	8,683	$	(580)	$ 2,296,972	(0.03)

Investment Portfolio

Our investment portfolio is the second largest component of our interest earning assets. The portfolio serves the following purposes: (i) to optimize the Bank's income consistent with the investment portfolio's liquidity and risk objectives; (ii) to balance market and credit risks of other assets and the Bank's liability structure; (iii) to profitably deploy funds which are not needed to fulfill loan demand, deposit redemptions or other liquidity purposes; and (iv) provide collateral which the Bank is required to pledge against public funds.

Our available-for-sale investment portfolio is carried at fair market value and our held-to-maturity investment portfolio is carried at amortized cost, and consists primarily of Federal agency bonds, mortgage-backed securities, state and municipal securities and other debt securities. Our investment portfolio increased from $559.4 million at December 31, 2021, to $769.8 million at December 31, 2022, primarily as a result of strategically deploying a portion of the Bank's cash position. New purchases were focused on mortgage-backed securities and Treasuries to provide cash flow and liquidity. Our

investment to asset ratio has increased from 12.1% at December 31, 2021, to 16.7% at December 31, 2022. Over the past year, the ratio of investments to our total assets has increased, primarily due to growth in the Bank's cash position driven by the PPP and the desire to deploy in high quality and higher yielding assets compared to cash.

The Company purchased $347.9 million of securities during the year ended December 31, 2022, which was offset by $78.9 million of sales, maturities and payments received during the same period. Net unrealized losses in our available-for-sale securities portfolio were $45.3 million as of December 31, 2022, as compared to a net unrealized gain of $33 thousand as of December 31, 2021. The decrease was attributable to changes in market interest rates related to all our securities, relative to when the securities were purchased. During the first quarter of 2022, we transferred $162.4 million of available-for-sale securities to the held-to-maturity category, reflecting our intent to hold those securities to maturity, which reduced the impact of these interest rate changes.

The following table presents the contractual maturity of the company's securities by contractual maturity date and average yields based on amortized cost (for all obligations on a fully taxable basis) at December 31, 2022 *(dollars in thousands)*. The composition and maturity/repricing distribution of the securities portfolio is subject to change depending on rate sensitivity, capital and liquidity needs.

	One Year or Less		One through Five Years		Five through Ten Years		Over Ten Years		Total	
Available-for-sale:	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]	Amount	Weighted Average Yield [1]
U.S. Treasury	$ —	- %	$ 208,236	1.31 %	$ 33,270	1.29 %	$ —	- %	$ 241,506	1.31 %
U.S. Government agencies	—	-	1,593	3.69	—	-	—	-	1,593	3.69
State and political subdivisions	270	3.80	1,826	3.09	7,270	2.68	9,844	3.80	19,210	3.31
Other debt securities	—	-	991	4.06	31,468	4.74	500	4.50	32,959	4.72
Mortgage-backed securities	92	1.28	10,716	2.07	76,706	1.77	146,434	2.39	233,948	2.17
Total securities	$ 362	3.16	$ 223,362	1.39	$ 148,714	2.33	$ 156,778	2.49	$ 529,216	1.98
Held-to-maturity:										
U.S. Treasury	$ —	- %	$ 150,295	1.47 %	$ —	- %	$ —	- %	$ 150,295	1.47 %
U.S. Government agencies	—	-	—	-	33,785	1.83	16,754	1.92	50,539	1.86
State and political subdivisions	—	-	—	-	4,285	2.20	49,409	2.13	53,694	2.14
Other debt securities	—	-	—	-	—	-	—	-	—	-
Mortgage-backed securities	—	-	—	-	4,890	2.14	26,531	2.13	31,421	2.13
Total securities	$ —	-	$ 150,295	1.47	$ 42,960	1.90	$ 92,694	2.09	$ 285,949	1.74

[1]Based on amortized cost, taxable equivalent basis.

Deposits

Deposits are the primary source of funds for the Company's lending and investing activities. The Company provides a range of deposit services to businesses and individuals, including noninterest-bearing checking accounts, interest-bearing checking accounts, savings accounts, money market accounts, Individual Retirement Accounts ("IRAs") and certificates of deposit ("CDs"). These accounts generally earn interest at rates the Company establishes based on market factors and the anticipated amount and timing of funding needs. The establishment or continuity of a core deposit relationship can be a factor in loan pricing decisions. While the Company's primary focus is on establishing customer relationships to attract core deposits, at times, the Company uses brokered deposits and other wholesale deposits to supplement its funding sources. As of December 31, 2022, brokered deposits represented approximately 0.90% of total deposits.

The following table summarizes the average balances outstanding and average interest rates for each major category of deposits for 2022, 2021 and 2020 *(dollars in thousands)*:

	2022			2021			2020		
	Average Balance	% of Total	Average Rate	Average Balance	% of Total	Average Rate	Average Balance	% of Total	Average Rate
Noninterest-bearing demand	$ 1,120,555	27.0 %	—	$ 841,746	25.5 %	—	$ 571,282	23.0 %	—
Interest-bearing demand	945,414	22.8 %	0.66 %	737,251	22.3 %	0.19 %	481,050	19.4 %	0.21 %
Money market and savings	1,576,170	37.9 %	0.58 %	1,191,916	36.1 %	0.29 %	788,006	31.7 %	0.44 %
Time deposits	513,416	12.4 %	0.55 %	533,994	16.2 %	0.74 %	641,647	25.9 %	1.42 %
Total average deposits	$ 4,155,555	100.0 %	0.44 %	$ 3,304,907	100.0 %	0.27 %	$ 2,481,985	100.0 %	0.55 %

During 2022, average deposits increased in all categories, except for time deposits. The Company believes its deposit product offerings are properly structured to attract and retain core low-cost deposit relationships. The average cost of deposits was 0.44% in 2022 compared to 0.27% in 2021.

Total deposits as of December 31, 2022, were $4.1 billion, which was an increase of $55.2 million from December 31, 2021. This increase is related to organic deposit growth from franchise expansion into new markets. As of December 31, 2022, the Company had outstanding time deposits under $250,000 of $308.1 million, time deposits over $250,000 of $147.2 million, and a time deposit fair value adjustment of $239 thousand. The following table summarizes the maturities of time deposits of $250,000 or more as of December 31, 2022 *(in thousands)*:

	December 31, 2022
Three months or less	$ 32,044
Three to six months	36,027
Six to twelve months	42,870
More than twelve months	36,221
Total	$ 147,162

As of December 31, 2022 and 2021, $1.65 billion and $1.58 billion, respectively, of our deposit portfolio was uninsured. The uninsured amounts are estimated based on the methodologies and assumptions used for the SmartBank's regulatory reporting requirements.

Borrowings and Subordinated Debt

Other than deposits, the Company uses short-term borrowings and long-term debt to provide both funding and, to a lesser extent, regulatory capital using debt at the Company level which can be downstreamed as Tier 1 capital to the Bank. Total borrowings at December 31, 2022 and 2021, was $41.9 million and $87.6 million, respectively. The $45.7 million reduction in borrowings, was primarily the result of the FHLB calling $75.0 million in FHLB Advances during 2022, offset by $24.6 million in secured borrowings and $5.0 million in additional borrowings on a line credit. Short-term borrowings, included in borrowings, totaled $4.8 million at December 31, 2022 and $5.1 million at December 31, 2021 and consisted entirely of securities sold under repurchase agreements. Long-term debt totaled $42.0 million at December 31, 2022 and $41.9 million at December 31, 2021 and consisted entirely of subordinated debt. For more information regarding our borrowings and subordinated debt, see "Part II - Item 8. Financial Statements and Supplementary Data – Note 9 – Borrowings and Line of Credit" and "Note 10 – Subordinated Debt."

Liquidity

Liquidity refers to the measure of our ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs, all at a reasonable cost. We continuously monitor our liquidity position to ensure that assets and liabilities are managed in a manner that will meet all short-term and long-term cash requirements. We manage our liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of our shareholders.

Our liquidity position is supported by management of liquid assets and access to alternative sources of funds. Our liquid assets include cash, interest-bearing deposits in correspondent banks, federal funds sold, and fair value of unpledged investment securities. Other available sources of liquidity include wholesale deposits, and additional borrowings from correspondent banks, FHLB advances, and the Federal Reserve discount window.

Our short-term and long-term liquidity requirements are primarily met through cash flow from operations, redeployment of prepaying and maturing balances in our loan and investment portfolios, and increases in customer deposits. Other alternative sources of funds will supplement these primary sources to the extent necessary to meet additional liquidity requirements on either a short-term or long-term basis.

As part of our liquidity management strategy, we open federal funds lines with our correspondent banks. As of December 31, 2022, we had $76.5 million of unsecured federal funds lines with no funds advanced. In addition, we have access to the Federal Reserve's discount window in the amount $74.1 million with no borrowings outstanding as of December 31, 2022. The Federal Reserve discount window line is collateralized by a pool of commercial real estate loans and commercial and industrial loans totaling $99.7 million as of December 31, 2022.

At December 31, 2022, we had no FHLB advances outstanding. For more information regarding the FHLB advances, see "Part II - Item 8. Financial Statements and Supplementary Data - Note 9 – Borrowings and Line of Credit." Based on the values of loans pledged as collateral, we had $589.8 million of additional borrowing availability with the FHLB as of December 31, 2022. We also maintain relationships in the capital markets with brokers to issue certificates of deposit and money market accounts.

The Company had a Loan and Security Agreement and revolving line of credit for an aggregate amount of $25.0 million. The maturity of the line of credit was March 24, 2023. At December 31, 2022, $12.5 million was outstanding under the line of credit, and $12.5 million of the line of credit remained available to the Company. On February 1, 2023, the Loan and Security Agreement was amended, increasing the revolving line of credit to an aggregate amount of $35.0 million and extending the maturity date to February 1, 2025.

Capital Requirements

The Company and Bank are required under federal law to maintain certain minimum capital levels based on ratios of capital to total assets and capital to risk-weighted assets. The required capital ratios are minimums, and the federal banking agencies may determine that a banking organization, based on its size, complexity or risk profile, must maintain a higher level of capital in order to operate in a safe and sound manner. Risks such as concentration of credit risks and the risk arising from non-traditional activities, as well as the institution's exposure to a decline in the economic value of its capital due to changes in interest rates, and an institution's ability to manage those risks are important factors that are to be taken into account by the federal banking agencies in assessing an institution's overall capital adequacy. The Company uses leverage analysis to examine the potential of the institution to increase assets and liabilities using the current capital base. The key measurements included in this analysis are the Company and Bank's Common Equity Tier 1 capital, Tier 1 capital, leverage and total capital ratios. At December 31, 2022, and 2021, our capital ratios, including our Company and Bank's capital ratios, exceeded regulatory minimum capital requirements. From time to time we may be required to support the capital needs the Bank. For more information regarding our capital, leverage and total capital ratios, see "Part II - Item 8. Financial Statements and Supplementary Data - Note 15 - Regulatory Matters."

The table below *(dollars in thousands)* summarizes the capital requirements applicable to the Company and Bank in order to be considered "well-capitalized" from a regulatory perspective, as well as the Company and Bank's capital ratios as of December 31, 2022 and 2021. The Company and Bank exceeded all regulatory capital requirements and was considered to be "well-capitalized" as of December 31, 2022 and 2021. As of December 31, 2022, the FDIC categorized the Bank as well-capitalized under the prompt corrective action framework. There have been no conditions or events since December 31, 2022, that management believes would change this classification.

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 425,957	11.40 %	$ 298,966	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	360,608	9.65 %	224,224	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	360,608	9.65 %	168,168	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)[2]	360,608	7.95 %	181,387	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 426,947	11.44 %	$ 298,476	8.00 %	$ 373,094	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	403,613	10.82 %	223,857	6.00 %	298,476	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	403,613	10.82 %	167,892	4.50 %	242,511	6.50 %
Tier 1 Capital (to Average Assets)[2]	403,613	8.90 %	181,383	4.00 %	226,729	5.00 %
December 31, 2021						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 386,627	12.55 %	$ 246,483	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	325,345	10.56 %	184,862	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	325,345	10.56 %	138,647	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)	325,345	7.45 %	174,578	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 378,055	12.29 %	$ 246,053	8.00 %	$ 307,566	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	358,703	11.66 %	184,539	6.00 %	246,053	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	358,703	11.66 %	138,405	4.50 %	199,918	6.50 %
Tier 1 Capital (to Average Assets)	358,703	8.23 %	174,384	4.00 %	217,980	5.00 %

[1]The prompt corrective action provisions are applicable at the Bank level only.
[2]Average assets for the above calculations were based on the most recent quarter.

Contractual Obligations

The following tables present, as of December 31, 2022, our significant fixed and determinable contractual obligations *(in thousands)*:

	As of December 31, 2022, payments due in				
	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
Operating leases	$ 1,400	$ 2,453	$ 1,984	$ 4,773	$ 10,610
Time deposits	317,743	122,350	15,155	11	455,259
Securities sold under agreement to repurchase	4,775	—	—	—	4,775
FHLB advances and other borrowings	37,085	—	—	—	37,085
Subordinated debt	—	—	—	42,500	42,500
Total	$ 361,003	$ 124,803	$ 17,139	$ 47,284	$ 550,229

Off-Balance Sheet Arrangements

At December 31, 2022, we had $912.0 million of pre-approved but unused lines of credit and $6.9 million of standby letters of credit. These commitments generally have fixed expiration dates and many will expire without being drawn upon. The total commitment level does not necessarily represent future cash requirements. If needed to fund these outstanding commitments, the Bank has the ability to liquidate Federal funds sold or securities available-for-sale, or on a short-term basis to borrow and purchase Federal funds from other financial institutions. Additional information about our off-balance sheet risk exposure is presented in Note 14 – Commitments and Contingent Liabilities to our audited consolidated financial statements.

Critical Accounting Policies

The Company has identified accounting policies that are the most critical to fully understand and evaluate its reported financial results and require management's most difficult, subjective or complex judgments. Management has reviewed the following critical accounting policies and related disclosures with the Audit Committee of the Board of Directors. These policies, along with a brief discussion of the material implications of the uncertainties of each policy, are below. For a full description of these critical accounting policies, see Note 1 – Summary of Significant Accounting Policies to our audited consolidated financial statements.

Allowance for loan losses – In establishing the allowance we take into account reserves required for impaired loans, historical charge-offs for loan types, and a variety of qualitative factors including economic outlook, portfolio concentrations, and changes in portfolio credit quality. Many of the qualitative factors are measurable but there is also a level of subjective assumptions. If those assumptions change it could have a material impact on the level of the allowance required and as a result the earnings of the Company.

Fair values for acquired assets and assumed liabilities – Assets and liabilities acquired are recorded at their respective fair values as of the date of the acquisition. The excess of the purchase price over the net estimated fair values of the acquired assets and liabilities is allocated to identifiable intangible assets with the remaining excess allocated to goodwill. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount exceeds the asset's fair value. As of December 31, 2022, there was approximately $96.1 million in goodwill. The Company performed a qualitative assessment on goodwill and the results indicated that there was no impairment as of December 31, 2022.

Cash flow estimates on purchased credit-impaired loans – Purchase credit impaired loans do not have traditional loan yields and interest income; instead they have accretable yield and accretion. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income as accretion over the remaining life of the loan when there is reasonable expectation about the amount and timing of such cash flows. The amount expected to be accreted divided by the accretable discount is the accretable yield. Cash flow estimates are re-evaluated quarterly. If the estimated cash flows increase then the accretable yield over the life of the loan increases. If, however, the estimated cash flows decrease then impairment is generally recognized immediately.

Valuation of Other Real Estate Owned – Other real estate owned properties are initially recorded at fair value less selling costs. If the fair value decreases the assets are written down and are periodically reviewed for further impairment, if needed.

Valuation of deferred tax assets- Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not that the tax position will be realized or sustained upon examination. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. As of December 31, 2022, there were approximately $24.6 million in net deferred tax assets.

Evaluation of investment securities for other than temporary impairment- We evaluate investment securities for other than temporary impairment taking into account if we do not have the intent to sell a debt security prior to recovery and it is more likely than not that we will not have to sell the debt security prior to recovery, the security would not be considered other than temporarily impaired unless a credit loss has occurred in the security. Temporary impairments are recognized on the balance sheet in other comprehensive income/loss. If a security becomes permanently impaired the impairment expense would be recognized and reduce earnings. As of December 31, 2022, there was approximately $70.7 million in gross unrealized losses on investment securities that were classified as temporarily impaired.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risk and Liquidity Risk Management

The Bank's Asset Liability Management Committee ("ALCO"), oversees market risk management and establishes risk measures, limits on policy guidelines for managing the amount of interest rate risk and its effect on net interest income and capital. A variety of measures are used to provide for a comprehensive overview of the Company's magnitude of interest rate risk, the distribution of risk, the level of risk over time and the exposure to changes in certain interest rate relationships. We utilize an independent third party earnings simulation model as the primary quantitative tool in measuring the amount of interest rate risk associated with changing market rates. The model quantifies the effects of various interest rate scenarios on projected net interest income and net income over the next 12-24 months. The model measures the impact on net interest income relative to a flat-rate case scenario of hypothetical fluctuations in interest rates over the next 12-24 months. These simulations incorporate assumptions regarding balance sheet growth and mix, pricing and the repricing and maturity characteristics of the existing and projected balance sheet. The impact of interest rate, caps and floors, is also included in the model. Other interest rate-related risks such as prepayment, basis and option risk are also considered. In addition, third parties will join the meetings of ALCO to provide feedback regarding future balance sheet structure, earnings and liquidity strategies. ALCO continuously monitors and manages the balance between interest rate-sensitive assets and liabilities. The objective is to manage the impact of fluctuating market rates on net interest income within acceptable levels. In order to meet this objective, management may lengthen or shorten the duration of assets or liabilities.

Interest Rate Sensitivity

Interest rate sensitivity refers to the responsiveness of interest-earning assets and interest-bearing liabilities to changes in market interest rates. In the normal course of business, we are exposed to market risk arising from fluctuations in interest rates. ALCO measures and evaluates the interest rate risk so that we can meet customer demands for various types of loans and leases and deposits. ALCO determines the most appropriate amounts of on-balance sheet and off-balance sheet items. The primary measurements we use to help us manage interest rate sensitivity are an earnings simulation model and an economic value of equity model. These measurements are used in conjunction with competitive pricing analysis and are further described below.

Earnings Simulation Model. We believe interest rate risk is effectively measured by our earnings simulation modeling. Earning assets, interest-bearing liabilities and off-balance sheet financial instruments are combined with simulated forecasts of interest rates for the next 12 months. To limit interest rate risk, we have guidelines for our earnings at risk which seek to limit the variance of net interest income in instantaneous changes to interest rates. We also periodically monitor simulations based on various rate scenarios such as non-parallel shifts in market interest rates over time. For changes up or down in rates from our static interest rate forecast over the next 12 months, limits in the decline in net interest income are as follows:

	Estimated % Change in Net Interest Income Over 12 Months
December 31, 2022:	
Instantaneous, Parallel Change in Prevailing Interest Rates Equal to:	
100 basis points increase	(0.44)%
200 basis points increase	(0.99)%
100 basis points decrease	0.27%

Economic Value of Equity. Our economic value of equity model measures the extent that estimated economic values of our assets, liabilities and off-balance sheet items will change as a result of interest rate changes. Economic values are determined by discounting expected cash flows from assets, liabilities and off-balance sheet items, which establishes a base case economic value of equity.

To help monitor our related risk, we have established the following policy limits regarding simulated changes in our economic value of equity:

	Current Estimated Instantaneous Rate Change
December 31, 2022:	
Instantaneous, Parallel Change in Prevailing Interest Rates Equal to:	
100 basis points increase	(1.01)%
200 basis points increase	(2.72)%
100 basis points decrease	(0.13)%

At December 31, 2022, our model results indicated that we were within these policy limits.

Each of the above analyses may not, on its own, be an accurate indicator of how our net interest income will be affected by changes in interest rates. Income associated with interest-earning assets and costs associated with interest-bearing liabilities may not be affected uniformly by changes in interest rates. In addition, the magnitude and duration of changes in interest rates may have a significant impact on net interest income. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Interest rates on certain types of assets and liabilities fluctuate in advance of changes in general market rates, while interest rates on other types may lag behind changes in general market rates.

In addition, certain assets, such as adjustable rate mortgage loans, have features (generally referred to as interest rate caps and floors) which limit changes in interest rates. Prepayment and early withdrawal levels also could deviate significantly from those assumed in calculating the maturity of certain instruments. The ability of many borrowers to service their debts also may decrease during periods of rising interest rates. Our ALCO reviews each of the above interest rate sensitivity analyses along with several different interest rate scenarios as part of its responsibility to provide a satisfactory, consistent level of profitability within the framework of established liquidity, loan, investment, borrowing, and capital policies.

Liquidity Risk Management

The purpose of liquidity risk management is to ensure that there are sufficient cash flows to satisfy loan and lease demand, deposit withdrawals, and our other needs. Traditional sources of liquidity for a bank include asset maturities and growth in core deposits. A bank may achieve its desired liquidity objectives from the management of its assets and liabilities and by internally generated funding through its operations. Funds invested in marketable instruments that can be readily sold and the continuous maturing of other earning assets are sources of liquidity from an asset perspective. The liability base provides sources of liquidity through attraction of increased deposits and borrowing funds from various other institutions.

Changes in interest rates also affect our liquidity position. We currently price deposits in response to market rates and intend to continue this policy. If deposits are not priced in response to market rates, a loss of deposits could occur which would negatively affect our liquidity position.

Scheduled loan and lease payments are a relatively stable source of funds, but loan and lease payoffs and deposit flows fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Additionally, debt securities are subject to prepayment and call provisions that could accelerate their payoff prior to stated maturity. We attempt to price our deposit products to meet our asset/liability objectives consistent with local market conditions. Our ALCO is responsible for monitoring our ongoing liquidity needs. Our regulators also monitor our liquidity and capital resources on a periodic basis.

Impact of Inflation and Changing Prices

As a financial institution, we have an asset and liability make-up that is distinctly different from that of an entity with substantial investments in plant and inventory, because the major portions of a commercial bank's assets are monetary in nature. As a result, our performance may be significantly influenced by changes in interest rates. Although we, and the banking industry, are more affected by changes in interest rates than by inflation in the prices of goods and services, inflation is a factor that may influence interest rates. However, the frequency and magnitude of interest rate fluctuations do not necessarily coincide with changes in the general inflation rate. Inflation does affect operating expenses in that personnel expenses and the cost of supplies and outside services tend to increase more during periods of high inflation.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SMARTFINANCIAL, INC. AND SUBSIDIARY

Report on Consolidated Financial Statements

For the years ended December 31, 2022, 2021, and 2020

SmartFinancial, Inc. and Subsidiary

Contents

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of SmartFinancial, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company's principal executive and principal financial officers and affected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

As permitted by guidance provided by the Staff of U.S. Securities and Exchange Commission, the scope of management's assessment of internal control over financial reporting as of December 31, 2022, has excluded Sunbelt Group, LLC. ("Sunbelt"), acquired on September 1, 2022. Sunbelt represented 0.38% and 0.15% of consolidated revenue (total interest income and total noninterest income) and consolidated total assets, respectively, as of December 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the internal control over financial reporting as of December 31, 2022. In making this assessment, we used the criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our evaluation included a review of the documentation of controls, evaluations of the design of the internal control system and tests of the effectiveness of internal controls.

Based on our assessment, management concluded that as of December 31, 2022, SmartFinancial, Inc.'s internal control over financial reporting is effective based on those criteria.

FORVIS, LLP the independent registered public accounting firm that audited the consolidated financial statements of the Company included in this Annual Report on Form 10-K, has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022. The report, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022, is included herein.

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
SmartFinancial, Inc.
Knoxville, Tennessee

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of SmartFinancial, Inc. (Company) as of December 31, 2022, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the two-year period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2023, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Loan and Lease Losses

The Company's loan and lease portfolio totaled $3.3 billion as of December 31, 2022, and the associated allowance for loan and lease losses (ALLL) on loans was $23.3 million. As more fully described in Notes 1 and 5 to the consolidated financial statements, the Company estimates the ALLL at a level that is appropriate to cover estimated credit losses on individually evaluated loans determined to be impaired, as well as estimated credit losses in the remainder of the loan and lease portfolio. The determination of the ALLL requires significant judgment reflecting the Company's best estimate of probable loan and lease losses and consisted of general reserves on loans collectively evaluated for impairment and specific reserves on loans individually evaluated for impairment.

Historical loss rates are analyzed by segment and applied to loans not considered impaired. Historical loss rates are adjusted for qualitative factors that, in management's judgment, reflect the impact of current conditions on loss recognition. The qualitative risk factor identification and analysis requires management to exercise significant judgment to adjust the estimate of losses based on the most recent information available and to address other limitations in the quantitative component that is based on historical loss rates. The Company's qualitative adjustments include changes in local and national economic conditions, changes in asset quality, changes in loan and lease portfolio volume, the composition and concentrations of credit, the impact of competition on loan and lease structuring and pricing, the impact of the regulatory environment and changes in laws effectiveness of the Company's loan and lease policies, procedures, and internal controls. The evaluation of these factors contributes significantly to the general reserve component of the estimate of the allowance for loan losses.

We identified the valuation of the ALLL as a critical audit matter. Auditing the ALLL involved a high degree of subjectivity in evaluating management's estimates, such as evaluating management's assessment of economic conditions and other qualitative factors and evaluating the adequacy of specific reserves on individually evaluated loans.

The primary procedures we performed related to this critical audit matter included:

- Obtained an understanding of the Company's process for establishing the ALLL, including the qualitative factor adjustments of the ALLL
- Evaluated and tested the design and operating effectiveness of internal controls over the ALLL calculation, including data completeness and accuracy, verification of historical net loss data, and calculated net loss rates, the establishment of qualitative adjustments, grading and risk classification of loans, including independent loan review functions, establishment of specific reserves on impaired loans and management's review controls over qualitative factors and the ALLL as a whole
- Tested completeness and accuracy of the information utilized in the calculation of the ALLL, including reports used in management review controls over the ALLL
- Tested clerical/computational accuracy of the formulas within the calculation
- Evaluated the qualitative adjustments to the historical loss rates, including assessing the basis for the adjustments and the reasonableness of the significant assumptions
- Evaluated management's risk ratings of loans
- Evaluated specific reserves on impaired loans
- Considered the overall reasonableness of the estimated reserve by considering past performance of the Company's loan portfolio, trends in credit quality indicators of the loan portfolio and trends in peer institutions'

credit quality and ALLL, and comparing the trends to the Company's allowance for loan loss trends for directional consistency compared to previous years

- Evaluated the adequacy of the disclosures made in the consolidated financial statements

/s/ **FORVIS, LLP**
(Formerly, **BKD, LLP**)

We have served as the Company's auditor since 2021.

Louisville, Kentucky
March 16, 2023

Report of Independent Registered Public Accounting Firm

To the Shareholders, Board of Directors and Audit Committee
SmartFinancial, Inc.
Knoxville, Tennessee

Opinion on the Internal Control over Financial Reporting

We have audited SmartFinancial, Inc.'s (Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework: (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control—Integrated Framework: (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2022, and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the two years in the period ended December 31, 2022, and our report dated March 16, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying *Management's Report on Internal Control over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As described in *Management's Report on Internal Control over Financial Reporting*, the scope of management's assessment of internal control over financial reporting as of December 31, 2022, has excluded Sunbelt Group, LLC acquired on September 1, 2022. Sunbelt Group, LLC represented .38 percent and .15 percent of consolidated total revenue and consolidated total assets, respectively, as of December 31, 2022.

Definitions and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

/s/ **FORVIS, LLP**

(Formerly **BKD, LLP**)

Louisville, Kentucky
March 16, 2023

Report of Predecessor Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of SmartFinancial, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows, of SmartFinancial, Inc. and Subsidiary (Company) for the year ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ **FORVIS, LLP**
(Successor to Dixon Hughes Goodman, LLP)

We have served as the Company's auditor from 2018 to 2021.

Atlanta, Georgia
March 16, 2021

SmartFinancial, Inc. and Subsidiary
Consolidated Financial Statements
Consolidated Balance Sheets
December 31, 2022 and 2021
(Dollars in thousands, except per share data)

	2022	2021
ASSETS:		
Cash and due from banks	$ 44,265	$ 110,333
Interest-bearing deposits with banks	206,849	897,244
Federal funds sold	15,310	37,500
Total cash and cash equivalents	266,424	1,045,077
Securities available-for-sale, at fair value	483,893	482,453
Securities held-to-maturity, at amortized cost	285,949	76,969
Other investments	15,530	16,494
Loans held for sale	1,752	5,103
Loans and leases	3,253,627	2,693,397
Less: Allowance for loan and lease losses	(23,334)	(19,352)
Loans and leases, net	3,230,293	2,674,045
Premises and equipment, net	92,511	85,958
Other real estate owned	1,436	1,780
Goodwill and other intangibles, net	109,772	105,852
Bank owned life insurance	81,470	79,619
Other assets	68,468	38,229
Total assets	$ 4,637,498	$ 4,611,579
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Deposits:		
Noninterest-bearing demand	$ 1,072,449	$ 1,055,125
Interest-bearing demand	965,911	899,158
Money market and savings	1,583,481	1,493,007
Time deposits	455,259	574,648
Total deposits	4,077,100	4,021,938
Borrowings	41,860	87,585
Subordinated debt	42,015	41,930
Other liabilities	44,071	30,696
Total liabilities	4,205,046	4,182,149
Commitments and contingent liabilities	—	—
Shareholders' equity:		
Preferred stock, $1 par value; 2,000,000 shares authorized; No shares issued and outstanding	—	—
Common stock, $1 par value; 40,000,000 shares authorized; 16,900,805 and 16,802,990 shares issued and outstanding, respectively	16,901	16,803
Additional paid-in capital	294,330	292,937
Retained earnings	156,545	118,247
Accumulated other comprehensive income (loss)	(35,324)	1,443
Total shareholders' equity	432,452	429,430
Total liabilities and shareholders' equity	$ 4,637,498	$ 4,611,579

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Income
For the years ended December 31, 2022, 2021 and 2020
(Dollars in thousands, except per share data)

	2022	2021	2020
Interest income:			
Loans and leases, including fees	$ 136,381	$ 118,582	$ 112,312
Securities:			
Taxable	11,799	3,813	2,423
Tax-exempt	2,166	1,215	1,369
Federal funds sold and other earning assets	8,488	1,622	1,509
Total interest income	158,834	125,232	117,613
Interest expense:			
Deposits	18,228	8,849	13,597
Borrowings	602	540	816
Subordinated debt	2,503	2,449	2,334
Total interest expense	21,333	11,838	16,747
Net interest income	137,501	113,394	100,866
Provision for loan and lease losses	4,018	1,633	8,683
Net interest income after provision for loan and lease losses	133,483	111,761	92,183
Noninterest income:			
Service charges on deposit accounts	5,853	4,650	3,403
Gain on sale of securities	144	45	6
Mortgage banking	1,552	4,040	3,875
Investment services	4,144	2,167	1,566
Insurance commissions	3,595	3,285	1,850
Interchange and debit card transaction fees, net	5,435	4,284	2,413
Other	6,992	5,478	2,313
Total noninterest income	27,715	23,949	15,426
Noninterest expense:			
Salaries and employee benefits	63,420	51,656	42,911
Occupancy and equipment	12,034	10,196	8,348
FDIC insurance	2,672	1,833	1,190
Other real estate and loan related expense	2,446	2,098	2,050
Advertising and marketing	1,293	830	834
Data processing and technology	7,283	6,364	4,476
Professional services	3,790	3,147	2,958
Amortization of intangibles	2,607	2,256	1,740
Merger related and restructuring expenses	562	3,701	4,565
Other	10,183	9,310	7,647
Total noninterest expense	106,290	91,391	76,719
Income before income tax expense	54,908	44,319	30,890
Income tax expense	11,886	9,529	6,558
Net income	$ 43,022	$ 34,790	$ 24,332
Earnings per common share:			
Basic	$ 2.57	$ 2.23	$ 1.63
Diluted	$ 2.55	$ 2.22	$ 1.62
Weighted average common shares outstanding:			
Basic	16,740,450	15,572,537	14,955,423
Diluted	16,871,369	15,699,215	15,019,175

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

	2022	2021	2020
Net income	$ 43,022	$ 34,790	$ 24,332
Other comprehensive income (loss):			
Investment securities:			
Unrealized holding gains (losses) on securities available-for-sale	(46,152)	(3,941)	3,495
Tax effect	11,921	1,031	(914)
Reclassification of unrealized gain (loss) on securities transferred from available-for-sale to held-to-maturity	(2,009)	905	—
Tax effect	519	(234)	—
Amortization of unrealized gains on investment securities transferred from available-for-sale to held-to-maturity	112	(8)	—
Tax effect	(29)	2	—
Reclassification adjustment for realized losses (gains) included in net income	796	(45)	(6)
Tax effect	(206)	12	2
Unrealized gains (losses) on securities available-for-sale, net of tax	(35,048)	(2,278)	2,577
Fair value hedging activities:			
Unrealized gains (losses) on fair value municipal security hedges	(75)	2,078	(761)
Tax effect	19	(540)	199
Reclassification adjustment for realized gains from the termination of derivative financial instrument included in net income	(940)	—	—
Tax effect	243	—	—
Unrealized gains (losses) on fair value municipal security hedge instruments arising during the period, net of tax	(753)	1,538	(562)
Cash flow hedging activities:			
Unrealized gains (losses) on cash flow hedges	(1,303)	—	—
Tax effect	337	—	—
Unrealized gains (losses) on cash flow hedge instruments arising during the period, net of tax	(966)	—	—
Total other comprehensive income (loss)	(36,767)	(740)	2,015
Comprehensive income	$ 6,255	$ 34,050	$ 26,347

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Changes in Shareholders' Equity
For the years ended December 31, 2022, 2021 and 2020
(Dollars in thousands, except per share data)

	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount				
Balance, December 31, 2019	**14,008,233**	**$ 14,008**	**$ 232,732**	**$ 65,839**	**$ 168**	**$ 312,747**
Net income	—	—	—	24,332	—	24,332
Other comprehensive income	—	—	—	—	2,015	2,015
Common stock issued pursuant to:						
Stock options exercised	33,556	33	306	—	—	339
Restricted stock	38,113	38	(38)	—	—	—
Shareholders' of Progressive Financial Group, Inc.	1,292,578	1,293	23,254	—	—	24,547
Stock compensation expense	—	—	482	—	—	482
Common stock dividend ($0.20 per share)	—	—	—	(2,986)	—	(2,986)
Repurchases of common stock	(265,266)	(265)	(4,043)	—	—	(4,308)
Balance, December 31, 2020	**15,107,214**	**$ 15,107**	**$ 252,693**	**$ 87,185**	**$ 2,183**	**$ 357,168**
Net income	—	—	—	34,790	—	34,790
Other comprehensive (loss)	—	—	—	—	(740)	(740)
Common stock issued pursuant to:						
Stock options exercised	20,075	20	185	—	—	205
Restricted stock, net of forfeitures	43,334	43	(43)	—	—	—
Restricted stock withheld for taxes	(191)	—	(5)	—	—	(5)
Shareholders' of Sevier County Bancshares, Inc.	1,692,168	1,692	40,563	—	—	42,255
Stock compensation expense	—	—	693	—	—	693
Common stock dividend ($0.24 per share)	—	—	—	(3,728)	—	(3,728)
Repurchases of common stock	(59,610)	(59)	(1,149)	—	—	(1,208)
Balance, December 31, 2021	**16,802,990**	**$ 16,803**	**$ 292,937**	**$ 118,247**	**$ 1,443**	**$ 429,430**
Net income	—	—	—	43,022	—	43,022
Other comprehensive income	—	—	—	—	(36,767)	(36,767)
Common stock issued pursuant to:						
Stock options exercised	45,253	45	352	—	—	397
Restricted stock, net of forfeitures	60,515	61	(61)	—	—	—
Restricted stock withheld for taxes	(7,953)	(8)	(198)	—	—	(206)
Stock compensation expense	—	—	1,300	—	—	1,300
Common stock dividend ($0.28 per share)	—	—	—	(4,724)	—	(4,724)
Balance, December 31, 2022	**16,900,805**	**$ 16,901**	**$ 294,330**	**$ 156,545**	**$ (35,324)**	**$ 432,452**

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Consolidated Statements of Cash Flows
For the years ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 43,022	$ 34,790	$ 24,332
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	10,037	6,745	6,021
Accretion of fair value purchase accounting adjustments, net	(2,158)	(4,511)	(4,457)
Amortization of intangible assets	2,607	2,256	1,740
Provision for loan and lease losses	4,018	1,633	8,683
Stock compensation expense	1,300	693	482
Gain from redemption and sale of securities available-for-sale	(144)	(45)	(6)
Deferred income tax expense (benefit)	(555)	643	(1,219)
Increase in cash surrender value of bank owned life insurance	(1,851)	(1,714)	(707)
Net losses from sale and write downs of other real estate owned	82	160	187
Net gains from mortgage banking	(1,552)	(4,040)	(3,875)
Origination of loans held for sale	(49,258)	(126,493)	(143,022)
Proceeds from sales of loans held for sale	54,161	137,151	141,031
Net (gain) from sale of loans and credit cards	—	(478)	—
Net gain from sale of fixed assets	(244)	—	—
Net change in:			
Accrued interest receivable	(4,242)	809	(2,456)
Accrued interest payable	(24)	(613)	(156)
Other assets	(25,424)	(8,717)	2,789
Other liabilities	27,018	7,913	(298)
Net cash provided by operating activities	56,793	46,182	29,069
Cash flows from investing activities:			
Available-for-sale:			
Proceeds from sales	37,390	16,771	11,759
Proceeds from maturities, calls and paydowns	39,614	132,711	76,195
Purchases	(297,334)	(433,750)	(94,146)
Held-to-maturity:			
Proceeds from maturities, calls and paydowns	1,937	—	—
Purchases	(50,575)	(2,446)	—
Proceeds from sales of other investments	1,054	436	34
Purchases of other investments	(91)	(1,602)	(1,223)
Purchases of bank owned life insurance	—	(40,000)	—
Proceeds from bank owned life insurance benefits	—	427	—
Net (increase) decrease in loans and leases	(558,387)	(37,105)	(293,964)
Proceeds from sale of fixed assets	1,460	—	—
Proceeds received from dissolved derivative instrument	940	—	—
Purchases of premises and equipment	(12,487)	(2,377)	(5,439)
Proceeds from sale of other real estate owned	542	2,833	1,314
Proceeds received from sale of loans	—	83,745	—
Net cash (paid) received from business combinations	(4,881)	15,364	46,132
Net cash (used in) provided by investing activities	(840,818)	(264,993)	(259,338)
Cash flows from financing activities:			
Net increase in deposits	55,630	781,315	485,396
Net increase (decrease) in securities sold under agreements to repurchase	(310)	(1,514)	(381)
Proceeds from borrowings	30,885	8,201	339,675
Repayment borrowings	(76,300)	(1,097)	(289,718)
Cash dividends paid	(4,724)	(3,728)	(2,986)
Issuance of common stock, net of restricted shares withheld for taxes	191	200	339
Repurchases of common stock	—	(1,208)	(4,308)
Net cash provided by financing activities	5,372	782,169	528,017
Net change in cash and cash equivalents	(778,653)	563,358	297,748
Cash and cash equivalents, beginning of period	1,045,077	481,719	183,971
Cash and cash equivalents, end of period	$ 266,424	$ 1,045,077	$ 481,719
Supplemental disclosures of cash flow information:			
Cash paid during the period for interest	$ 21,356	$ 12,156	$ 16,903
Net cash paid/received during the period for income taxes	12,205	9,283	8,606
Noncash investing and financing activities:			
Acquisition of real estate through foreclosure	281	628	971
Transfer of securities from available-for-sale to held-to-maturity	162,378	74,633	—
Transfer from bank premises to other real estate owned	—	—	1,221
Change in goodwill due to acquisitions and sale of a portfolio of loans	4,580	17,430	8,521

The accompanying notes are an integral part of the consolidated financial statements.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 1. Summary of Significant Accounting Policies

Nature of Business:

SmartFinancial, Inc. (the "Company") is a bank holding company whose principal activity is the ownership and management of its wholly-owned subsidiary, SmartBank (the "Bank"). The Company provides a variety of financial services to individuals and corporate customers through its offices in East and Middle Tennessee, Alabama and Florida panhandle. The Company's primary deposit products are interest-bearing demand deposits, savings and money market deposits, and time deposits. Its primary lending products are commercial, residential, and consumer loans.

Basis of Presentation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

Accounting Estimates:

In preparing the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, deferred taxes, other than temporary impairments of securities, the fair value of financial instruments, goodwill, and business combination elements (Day 1 and Day 2 Valuation).

Cash and Cash Equivalents:

For purposes of reporting consolidated cash flows, cash and due from banks includes cash on hand, cash items in process of collection and amounts due from banks. Cash and cash equivalents also includes interest-bearing deposits in banks and federal funds sold. Cash flows from loans, federal funds sold, securities sold under agreements to repurchase and deposits are reported net.

The in cash or on deposit Bank is required to maintain average balances with the Federal Reserve Bank. During 2020 the Federal Reserve Bank suspended reserve requirements to provide relief related to the COVID-19 pandemic, thus the Bank did not have a reserve requirement at December 31, 2022 and 2021, respectively.

Securities:

Securities are classified based on management's intention on the date of purchase. All debt securities classified as available-for-sale are recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. Securities that the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at historical cost and adjusted for amortization of premiums and accretion of discounts. Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

Transfers of investments securities into the held-to-maturity category from the available-for-sale category are made at fair value at the date of transfer. The unrealized holdings gain or loss at the date of transfer is retained in accumulated other comprehensive income and in the carrying value of the held-to-maturity securities. Such amounts are amortized over the remaining life of the security.

The Company evaluates securities quarterly for other than temporary impairment using relevant accounting guidance specifying that (a) if the Company does not have the intent to sell a debt security prior to recovery and (b) it is more likely than not that it will not have to sell the debt security prior to recovery, the security would not be considered other than temporarily impaired unless a credit loss has occurred in the security. If management does not intend to sell the security and it is more likely than not that they will not have to sell the security before recovery of the cost basis, management will recognize the credit component of an other-than- temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Securities borrowed or purchased under agreements to resell and securities loaned or sold under agreements to repurchase are treated as collateralized financial transactions. These agreements are recorded at the amount at which the securities were acquired or sold plus accrued interest. It is the Company's policy to take possession of securities purchased under resale agreements. The market value of these securities is monitored, and additional securities are obtained when deemed appropriate to ensure such transactions are adequately collateralized. The Company also monitors its exposure with respect to securities sold under repurchase agreements, and a request for the return of excess securities held by the counterparty is made when deemed appropriate.

Other Investments:

The Company is required to maintain an investment in capital stock of various entities, including the Federal Home Loan Bank and Federal Reserve Bank. Based on redemption provisions of these entities, the stock has no quoted market value and is carried at cost. At their discretion, these entities may declare dividends on the stock. Management reviews restricted investments for impairment based on the ultimate recoverability of the cost basis in these stocks.

Loans Held for Sale:

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. Gains and losses on sales of loans held for sale are included in the Consolidated Statements of Income in mortgage banking.

Loans held for sale are sold to investors with best effort intent and ability to sell loans as long as they meet the underwriting standards of the potential investor.

Loans and Leases:

Originated loans and leases for which management has the intent and ability to hold for the foreseeable future or until maturity or payoff are carried at the principal amount outstanding net of any unearned income, charge-offs and unamortized fees and costs. Nonrefundable fees collected and certain direct costs incurred related to loan and lease originations are deferred and recorded as an adjustment to loans and leases outstanding. The net amount of the nonrefundable fees and costs is amortized to interest income over the contractual lives using methods that approximate a constant yield.

The accrual of interest on loans and leases is discontinued when, in management's opinion, the borrower may be unable to meet the contractual terms of the obligation payments as they become due, or at the time the loan or lease is 90 days past due, unless the loan is well-secured and in the process of collection. Unsecured loans and leases are typically charged off no later than 120 days past due. Past due status is based on contractual terms of the loan or lease. In all cases, loans and leases are placed on nonaccrual or charged-off at an earlier date if collection of principal and interest is considered doubtful. All interest accrued but not collected for loans and leases that are placed on nonaccrual or charged off is reversed against interest income, unless management believes that the accrual of interest is recoverable through the liquidation of collateral. Interest income on nonaccrual loans and leases is recognized on the cash basis, until the loans or leases are returned to accrual status. Loans and leases are returned to accrual status when all the principal and interest amounts

contractually due are brought current and the loan or lease has been performing according to the contractual terms for a period of not less than six months.

Acquired Loans:

Acquired loans and leases are those acquired in business combinations by the Company or Bank. The fair values of acquired loans and leases with evidence of credit deterioration, Purchased Credit Impaired loans and leases ("PCI loans and leases"), are recorded net of a nonaccretable discount and accretable discount. Any excess of cash flows expected at acquisition over the estimated fair value is referred to as the accretable discount and is recognized in interest income over the remaining life of the loan or lease when there is reasonable expectation about the amount and timing of such cash flows. The difference between contractually required payments at acquisition and the cash flows expected to be collected at acquisition is the nonaccretable discount, which is included in the carrying amount of acquired loans and leases. Subsequent decreases to the expected cash flows will generally result in a provision for loan and lease losses. Subsequent significant increases in cash flows result in a reversal of the provision for loan and lease losses to the extent of prior charges or a reclassification of the difference from nonaccretable to accretable with a positive impact on the accretable discount. Acquired loans and leases are initially recorded at fair value at acquisition date. Accretable discounts related to certain fair value adjustments are accreted into income over the estimated lives of the loans or leases.

The Company accounts for PCI loans and leases acquired in the acquisition using the expected cash flows method of recognizing discount accretion based on the acquired loans and leases expected cash flows. Management recasts the estimate of cash flows expected to be collected on each acquired impaired loan and lease pool periodically. If the present value of expected cash flows for a pool is less than its carrying value, an impairment is recognized by an increase in the allowance for loan and lease losses and a charge to the provision for loan and lease losses. If the present value of expected cash flows for a pool is greater than its carrying value, any previously established allowance for loan and lease losses is reversed and any remaining difference increases the accretable yield which will be taken into interest income over the remaining life of the loan or lease pool. Purchased performing loans and leases are recorded at fair value, including a credit discount or premium. Credit losses on acquired performing loans and leases are estimated based on analysis of the performing portfolio at the time of purchase. Such estimated credit losses are recorded as nonaccretable discounts in a manner similar to purchased impaired loans and leases. The fair value discount other than for credit loss is accreted as an adjustment to yield over the estimated lives of the loans and leases. A provision for loan and lease losses is recorded for any deterioration in these loans or leases subsequent to the acquisition.

Allowance for Loan and Lease Losses:

The allowance for loan and lease losses is established as losses are estimated to have occurred through a provision for loan and lease losses charged to expense. Loan and lease losses are charged against the allowance when management believes the uncollectibility of a loan or lease balance is confirmed. Confirmed losses are charged off immediately. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans and leases, as well as probable credit losses inherent in the balance of the loan and lease portfolio. The allowance for loan and lease losses is evaluated on a regular basis by management and is based upon management's periodic review of the uncollectibility of loans and leases in light of historical experience, the nature and volume of the loan and lease portfolio, overall portfolio quality, review of specific problem loans or leases, current economic conditions that may affect the borrower's ability to pay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. This evaluation does not include the effects of expected losses on specific loans or leases or groups of loans or leases that are related to future events or expected changes in economic conditions.

The allowance consists of specific and general components. The specific component relates to loans and leases that are classified as impaired. For impaired loans and leases, an allowance is established when the discounted cash flows, collateral value, or observable market price of the impaired loan or lease is lower than the carrying value of that loan or lease. The general component covers non-impaired loans and leases and is based on the Company's historical loss experience adjusted for other qualitative factors. Other adjustments may be made to the allowance for pools of loans and leases after an assessment of internal or external influences on credit quality that are not fully reflected in the historical loss or risk rating data.

An unallocated component may be maintained to cover uncertainties that could affect management's estimate of probable losses. The unallocated component of the allowance reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio. As part of the risk management program, an independent review is performed on the loan and lease portfolio according to policy, which supplements management's assessment of the loan and lease portfolio and the allowance for loan or lease losses. The result of the independent review is reported directly to the Audit Committee of the Board of Directors. Loans and leases, for which the terms have been modified at the borrower's request, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired.

A loan or lease is considered impaired when it is probable, based on current information and events, the Company will be unable to collect all principal and interest payments due in accordance with the contractual terms of the loan or lease agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest when due. Loans and leases that experience insignificant payment delays and payment shortfalls are not classified as impaired. Impaired loans and leases are measured by either the present value of expected future cash flows discounted at the loans or leases effective interest rate, the loans or leases obtainable market price, or the fair value of the collateral if the loan or lease is collateral dependent. Interest on accruing impaired loans or leases is recognized as long as such loans or leases do not meet the criteria for nonaccrual status. Large groups of smaller balance homogeneous loans and leases are collectively evaluated for impairment.

The Company's homogeneous loan and lease pools include consumer real estate loans, commercial real estate loans, construction and land development loans, commercial and industrial loans, leases and consumer and other loans. The general allocations to these loan and lease pools are based on the historical loss rates for specific loan and lease types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors.

Troubled Debt Restructurings:

The Company designates loan modifications as Troubled Debt Restructurings ("TDRs") when for economic and legal reasons related to the borrower's financial difficulties, it grants a concession to the borrower that it would not otherwise consider. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. In circumstances where the TDR involves charging off a portion of the loan balance, the Company typically classifies these restructurings as nonaccrual.

In connection with restructurings, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation includes consideration of the borrower's current capacity to pay, which among other things may include a review of the borrower's current financial statements, an analysis of global cash flow sufficient to pay all debt obligations, a debt to income analysis, and an evaluation of secondary sources of payment from the borrower and any guarantors. This evaluation also includes an evaluation of the borrower's current willingness to pay, which may include a review of past payment history, an evaluation of the borrower's willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the borrower's future capacity and willingness to pay, which may include

evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest, and trends indicating improving profitability and collectability of receivables.

Restructured nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower's sustained historical repayment for a reasonable period, generally a minimum of six months, prior to the date on which the loan is returned to accrual status.

<u>Other Real Estate Owned:</u>

Other real estate owned acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less selling costs. Any write-down to fair value less cost to sell, at the time of transfer to other real estate owned is charged to the allowance for loan losses. Subsequent to foreclosure valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less costs to sell. Costs of improvements are capitalized, whereas costs relating to holding other real estate owned and subsequent write-downs to the value are expensed. As of December 31, 2022, the was one residential real estate property for $281 thousand where physical possession had been obtained and included with in other real estate owned assets and none at December 31, 2021. There was one residential real estate loan for $33 thousand in the process of foreclosure at December 31, 2022, and none at December 31, 2021.

<u>Premises and Equipment:</u>

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets or the expected terms of the leases, if shorter. Expected terms include lease option periods to the extent that the exercise of such options is reasonably assured. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

<u>Goodwill and Intangible Assets:</u>

Goodwill represents the cost in excess of the fair value of net assets acquired (including identifiable intangibles) in transactions accounted for as business combinations. Goodwill has an indefinite useful life and is evaluated for impairment annually, or more frequently if events and circumstances indicate that the asset might be impaired.

Other acquired intangible assets with finite lives, such as core deposit intangibles and customer list intangibles, are initially recorded at fair value and amortized over their estimated useful lives. Intangible assets are evaluated for impairment when events or changes in circumstances indicate a potential impairment.

<u>Transfers of Financial Assets:</u>

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company - put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

<u>*Bank Owned Life Insurance:*</u>

The Company has purchased life insurance policies on certain key employees. The purchase of these life insurance policies allows the Company to use tax-advantaged rates of return. Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

<u>*Derivative Instruments:*</u>

The Company applies hedge accounting to certain interest rate derivatives entered into for risk management purposes. In accordance with ASC Topic 815, Derivatives and Hedging, all derivative instruments are recorded on the accompanying consolidated balance sheet at their respective fair values. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship. If the derivative instrument is not designated as a hedge, changes in the fair value of the derivative instrument are recognized in earnings in the period of change.

The Company enters into interest rate derivatives contracts that were designated as qualifying cash flow hedges to hedge the exposure to variability in expected future cash flows attributable to changes in a contractually specified interest rate. To qualify for hedge accounting, a formal assessment is prepared to determine whether the hedging relationship, both at inception and on an ongoing basis, is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge if a cash flow hedge.

The Company enters into interest rate swaps ("swaps") to facilitate customer transactions and meet their financial needs. Upon entering into these instruments to meet customer needs, the Company enters into offsetting positions with large U.S. financial institutions in order to minimize the risk to the Company. These swaps are derivatives, but are not designated as hedging instruments.

For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item.

<u>*Leases*</u>

The Company leases certain branch locations, administrative offices and equipment. Operating lease Right of Use ("ROU") assets are included in other assets and the associated lease obligations are included in other liabilities. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets; the Company instead recognizes lease expense for these leases on a straight-line basis over the lease term.

ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's corresponding obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company's leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using secured rates for new FHLB advances under similar terms as the lease at inception. The Company utilizes the implicit or incremental borrowing rate at the effective date of a modification not accounted for as a separate contract or a change in the lease terms to determine the present value of lease payments. For operating leases commencing prior to January 1, 2019, the Company used the incremental borrowing rate as of that date.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Most leases include one or more options to renew, with renewal terms that can extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. When it is reasonably certain the Company will exercise its option to renew or extend the lease term, the option is included in calculating the value of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.

Revenue Recognition

Service charges on deposit accounts – These deposit account-related fees represent monthly account maintenance and transaction-based service fees such as overdraft and non-sufficient funds fees, stop payment fees and wire transfer fees. For account maintenance services, revenue is recognized at the end of the statement period when our performance obligation has been satisfied. All other revenues from transaction-based services are recognized at a point in time when the performance obligation has been completed.

Investment services – These primarily represent sales commissions on various product offerings, transaction fees and asset management fees. The performance obligation for investment services is the provision of services to place annuity products issued by the counterparty to investors and the provision of services to manage the client's assets, including brokerage custodial and other management services. Revenue from investment services is recognized over the period in which services are performed and is based on a percentage of the value of the assets under management/administration.

Insurance commissions –These represent commissions earned on the issuance of insurance products and services. The performance obligation is generally satisfied upon the issuance of the insurance policy and revenue is recognized when the commission payment is remitted by the insurance carrier or policy holder depending on whether the billing is performed by the insurance agency or the carrier.

Interchange and debit card transaction fees, net – These represent interchange fees from customer debit and credit card transactions earned when a cardholder engages in a transaction with a merchant as well as fees charged to merchants for providing them the ability to accept and process the debit and credit card transaction. Revenue is recognized when the performance obligation has been satisfied, which is upon completion of the card transaction. Additionally, as the Bank is acting as an agent for the customer and transaction processor, costs associated with cardholder and merchant services transactions are netted against the fee income.

Other –This consists of several forms of recurring revenue such as income earned on changes in the cash surrender value of bank-owned life insurance and interest rate swap fees. For the remaining immaterial transactions, revenue is recognized when, or as, the performance obligation is satisfied.

Advertising Costs:

The Company expenses all advertising and marketing costs as incurred.

Income Taxes:

The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax basis of assets and liabilities, and enacted changes in tax rates and laws are recognized in the period in which they occur.

Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

Tax positions are recognized if it is more likely than not, based on the technical merits, the tax position will be realized or sustained upon examination. The term "more likely than not" means a likelihood of more than 50 percent; the terms examined and upon examination also included resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to management's judgement. The Company recognizes interest and penalties on income tax expense. The Company files consolidated income tax returns with its subsidiaries.

Stock-Based Compensation Plans:

The Company has stock options, restricted stock awards and stock appreciation rights under stock-based compensation plans, which are described in more detail in Note 13-Employee Benefits. The plans have been accounted for under the accounting guidance (FASB ASC 718, *Compensation - Stock Compensation*) which requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and stock or other stock based awards.

The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair value of stock options, while the market value of the Company's common stock at the date of grant is used for restrictive stock awards and stock grants.

Comprehensive Income:

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, primarily, (1) unrealized gains and losses on available-for-sale securities, (2) unrealized gains and losses on effective portions of fair value security hedges, (3) unrealized gains and losses on effective portions of cash flow hedges and (4) unrealized gains and losses from securities transferred from available-for-sale to held-to-maturity, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Business Combinations:

Business combinations are accounted for using the acquisition method of accounting. Under the acquisition method of accounting, acquired assets and assumed liabilities are included with the acquirer's accounts as of the date of acquisition at estimated fair value, with any excess of purchase price over the fair value of the net assets acquired (including identifiable intangible assets) capitalized as goodwill. In the event that the fair value of the net assets acquired exceeds the purchase price, an acquisition gain is recorded for the difference in consolidated statements of income for the period in which the acquisition occurred. An intangible asset is recognized as an asset apart from goodwill when it arises from contractual or other legal rights or if it is capable of being separated or divided from the acquired entity and sold,

transferred, licensed, rented or exchanged. In addition, acquisition-related costs and restructuring costs are recognized as period expenses as incurred. Estimates of fair value are subject to refinement for a period not to exceed one year from acquisition date as information relative to acquisition date fair values becomes available.

Earnings Per Common Share:

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options and restricted stock.

Operating Segments:

The Company's chief operating decision maker primarily manages operations and assesses financial performance on a Company-wide basis. However, in addition to the discrete financial information that is provided for the Company as a whole, financial information is also provided for the wealth management services, insurance services and mortgage origination segments, respectively. While the chief operating decision maker uses the financial information related to these segments to analyze business performance and allocate resources, these segments do not meet the quantitative threshold under GAAP to be considered a reportable segment. As such, these operating segments, along with the banking operations segment, are aggregated into a single reportable operating segment in the Consolidated Financial Statements. No revenues are derived from foreign countries or from external customers that comprise more than 10% of the Company's revenues.

Recently Issued Not Yet Effective Accounting Pronouncements:

The following is a summary of recent authoritative pronouncements not yet in effect that could impact the accounting, reporting, and/or disclosure of financial information by the Company.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* ("ASU 2016-13"). ASU 2016-13 requires an entity to utilize a new impairment model known as the current expected credit loss ("CECL") model to estimate its lifetime "expected credit loss" and record an allowance for credit losses ("ACL") that, when deducted from the amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset. The CECL model is expected to result in earlier recognition of credit losses for loans, investment securities portfolio, and purchased financial assets with credit deterioration. We do not expect this standard to have a material impact on our investment securities portfolio at implementation. ASU 2016-13 also will require enhanced disclosures. We adopted the new standard as of January 1, 2023. Entities will apply the standard's provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. A cross-functional working group comprised of individuals from credit administration, risk management, accounting and finance, information technology, among others were in place to implement and develop the data, forecast, processes, and portfolio segmentation that are used in the models that estimate the expected credit loss for our loan segments. Estimating the ACL involves a high degree of management judgment and our process for determining an appropriate ACL may result in a range of estimates for expected credit losses. Our ACL will be management's best estimate within the range of expected credit losses. The CECL model has been validated and approved for use by the Audit Committee of the Company. Per the accounting standard, management should consider the need to qualitatively adjust expected credit loss estimates for information not already captured in the models developed to estimate losses. As a result, management has developed a qualitative framework and has considered certain qualitative factors that are relevant to the estimate as of January 1, 2023. The Company has contracted with a third party vendor solution to assist us in the application, analysis, and model development required with implementation of ASU 2016-13. This standard requires estimating projected lifetime credit losses based on information about past events, including historical experience, current conditions, reasonable and supportable macro-economic forecast assumptions and certain management judgements

over the life of the loans. We currently estimate that our allowance under CECL will be $32.0 million and our liability for unfunded commitments will increase to $3.1 million. The estimated decline in equity, net of tax, is $6.6 million. This estimate is influenced by the composition, characteristics and quality of our loan portfolio, as well as the economic conditions and forecasts as of each reporting period. These economic conditions and forecasts could be significantly different in future periods and will be evaluated quarterly. The impact of the change in the allowance on our results of operations in a provision for credit losses will also depend on the current period net charge-offs, level of loan originations, and change in mix of the loan portfolio.

In March 2022, the FASB issued ASU 2022-01, *Derivatives and Hedging (Topic 815): Fair Value Hedging - Portfolio Layer Method*, which allows multiple hedged layers to be designated for a single closed portfolio of financial assets resulting in a greater portion of the interest rate risk in the closed portfolio being eligible to be hedged. The amendments allow the flexibility to use different types of derivatives or combinations of derivatives to better align with risk management strategies. Furthermore, among other things, the amendments clarify that basis adjustments of hedged items in the closed portfolio should be allocated at the portfolio level and not the individual assets within the portfolio. The guidance is effective for public business entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted, including early adoption in an interim period. An entity should apply ASU 2022-01 prospectively. If an entity elects to early adopt ASU 2022-01 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. The Company is assessing ASU 2022-01 and its impact on its accounting and disclosures.

In March 2022, the FASB issued ASU 2022-02, *Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures*, which removes the accounting guidance for troubled debt restructurings and requires entities to evaluate whether a modification provided to a borrower results in a new loan or continuation of an existing loan. The amendments enhance existing disclosures and require new disclosures for receivables when there has been a modification in contractual cash flows due to a borrower experiencing financial difficulties. Additionally, the amendments require public business entities to disclose gross charge-off information by year of origination in the vintage disclosures. The guidance is effective for entities that have adopted ASU 2016-13 for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted, including early adoption in an interim period. An entity should apply ASU 2022-02 prospectively. If an entity elects to early adopt ASU 2022-02 in an interim period, the guidance should be applied as of the beginning of the fiscal year that includes the interim period. The Company will adopt ASU 2022-02 when adopting ASU 2016-13 in January 2023 and is assessing its impact on its accounting and disclosures

In June 2022, the FASB issued ASU 2022-03, *Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions*, which clarifies that a contractual sale restriction should not be considered in measuring fair value. It also requires entities with investments in equity securities subject to contractual sale restrictions to disclose certain qualitative and quantitative information about such securities. The guidance is effective for public companies for fiscal years beginning after December 15, 2023. All other entities have an extra year to adopt; early adoption is permitted. The Company is assessing ASU 2022-03 and its impact on its accounting and disclosures.

Recently Issued and Adopted Accounting Pronouncements:

In March 2020, the FASB issued *Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, and has issued subsequent amendments thereto, which provides temporary optional guidance to ease the potential burden in accounting for reference rate reform. The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to contract modifications and hedging relationships, subject to meeting certain criteria, that reference LIBOR or another reference rate expected to be discontinued. It is intended to help stakeholders during the global market-wide reference rate transition period. The guidance is effective for all entities as of March 12, 2020, through December 31, 2022. In December 2022, the FASB issued an update to *Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848): Facilitation of*

the Effects of Reference Rate Reform on Financial Reporting with *Accounting Standards Update 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848,* which updated the effective date to be March 12, 2020, through December 31, 2024. The Company has implemented a transition plan to identify and modify its loans and other financial instruments, including certain indebtedness, with attributes that are either directly or indirectly influenced by LIBOR. The Company has begun negotiating loans using its preferred replacement index, the Secured Overnight Financing Rate ("SOFR"). For the Company's currently outstanding LIBOR-based loans, the timing and manner in which each customer's contract transitions to SOFR will vary on a case-by-case basis. The Company expects to complete all loan transitions by June 30, 2023.

Note 2. Business Combinations

Sunbelt Group, LLC

On September 1, 2022, Rains Agency Inc. ("Rains Agency"), an indirect wholly-owned subsidiary of SmartFinancial, Inc., completed the acquisition of substantially all the assets of Sunbelt Group, LLC ("Sunbelt"), a Tennessee limited liability company, pursuant to the Asset Purchase Agreement (the "Purchase Agreement"), dated September 1, 2022, by and among Rains Agency, Sunbelt, and A. Mark Slater, the sole member of Sunbelt.

In connection with the acquisition, Rains Agency acquired $349 thousand of assets and assumed $364 thousand of liabilities from Sunbelt. Pursuant to the Purchase Agreement, Rains Agency paid an aggregate amount of consideration to Sunbelt of $6.5 million, of which $5.2 million was paid in cash at the closing and the remainder of which will be payable in equal cash installments on September 1, 2023, and September 1, 2024 (the "Deferred Payments"). The Deferred Payments are subject to acceleration in certain circumstances involving a change in control of Rains Agency and are subject to set-off for any indemnification or other obligations of the Sunbelt and its sole member to Rains Agency under the terms of the Purchase Agreement.

The fair value of consideration paid exceeded the fair value of the identifiable assets and liabilities acquired and resulted in the establishment of goodwill in the amount of $4.6 million, representing the intangible value of Sunbelt's business and reputation within the markets it served. The goodwill recognized is expected to be deductible for income tax purposes. The Company established an intangible asset related to customer relationships of $1.9 million, amortizing sum-of-the-years digits over 168 months (14 years).

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The purchased assets and assumed liabilities were recorded at their acquisition date fair values[1] and are summarized in the table below *(in thousands)*.

	As recorded by Sunbelt		Initial Fair value adjustments		Subsequent Adjustments		As recorded by the Company	
Assets:								
Cash & cash equivalents	$	319	$	—	$	—	$	319
Customer list intangible		—		1,948		—		1,948
Equipment, net		13		(13)		—		—
Other assets		17		—		—		17
Total assets acquired	$	349	$	1,935	$	—	$	2,284
Liabilities:								
Payables and other liabilities	$	364	$	—	$	—	$	364
Total liabilities assumed		364		—		—		364
Excess of liabilities acquired over assets assumed	$	(15)						
Aggregate fair value adjustments			$	1,935	$	—		
Total identifiable net assets								1,920
Consideration transferred:								
Purchase price								6,500
Total fair value of consideration transferred								6,500
Goodwill							$	4,580

[1] Fair values are preliminary and are subject to refinement for a period of one year after the closing date of an acquisition as information relative to the closing date fair value becomes available.

The following table discloses the impact of the purchase of Sunbelt since the acquisition date through the year ended December 31, 2022. The table also presents certain pro-forma information (net interest income plus total noninterest income ("Revenue") and net income) as if the Sunbelt purchase had occurred on January 1, 2021. The pro-forma financial information is not necessarily indicative of the results of operations had the acquisitions been effective as of these dates.

Merger-related costs for the year ended December 31, 2022, were $24 thousand, respectively, and have been excluded from the pro-forma information presented below. The actual results and pro-forma information were as follows *(in thousands)*:

	Year Ended December 31,			
	Revenue		Net Income	
2022:				
Actual Sunbelt results included in statement of income since acquisition date	$	702	$	87
Supplemental consolidation pro-forma as if Sunbelt had been acquired January 1, 2022		165,418		42,999
2021:				
Supplemental consolidation pro-forma as if Sunbelt had been acquired January 1, 2021	$	139,918	$	35,430

Sevier County Bancshares, Inc.

On September 1, 2021, the Company completed the acquisition of Sevier County Bancshares, Inc., a Tennessee corporation ("SCB"), pursuant to an Agreement and Plan of Merger dated April 13, 2021 (the "Merger Agreement").

In connection with the merger, the Company acquired $484.9 million of assets and assumed $443.1 million of liabilities. Pursuant to the Merger Agreement, at the effective time of the merger, SCB shareholders were entitled to receive for each share of SCB common stock, no par value per share, outstanding immediately prior to the Merger, either (i) $10.17 in cash (the "Per Share Cash Consideration"), or (ii) 0.4116 shares of Company common stock, par value $1.00 (the "Per Share

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Stock Consideration"). Pursuant to the terms of the Merger Agreement, (i) each SCB shareholder holding 20,000 shares or more of SCB common stock will receive the Per Share Stock Consideration and (ii) each SCB shareholder holding fewer than 20,000 shares of SCB common stock may elect to receive either the Per Share Stock Consideration or the Per Share Cash Consideration. SmartFinancial issued 1,692,168 shares of SmartFinancial common stock and paid $9.6 million in cash as consideration for the Merger. The fair value of consideration paid exceeded the fair value of the identifiable assets and liabilities acquired and resulted in the establishment of goodwill in the amount of $17.2 million, representing the intangible value of SCB's business and reputation within the markets it served. None of the goodwill recognized is expected to be deductible for income tax purposes. The Company is amortizing the related core deposit intangible of $1.6 million using the effective yield method over 120 months (10 years), which represents the expected useful life of the asset.

The purchased assets and assumed liabilities were recorded at their acquisition date fair values and are summarized in the table below *(in thousands)*.

	As recorded by SCB		Initial Fair value adjustments		Subsequent Adjustments		As recorded by the Company
Assets:							
Cash & cash equivalents	$	84,313	$	—	$	—	$	84,313
Investment securities available-for-sale		64,219		(614)		—		63,605
Restricted investments		533		—		—		533
Loans		304,620		(4,551)		(3,049)		297,020
Allowance for loan losses		(3,644)		3,644		—		—
Premises and equipment, net		15,579		(295)		(22)		15,262
Bank owned life insurance		7,116		—		—		7,116
Deferred tax asset, net		10,340		(4,007)		769		7,102
Core deposit intangible		—		1,550		—		1,550
Interest Receivable		884		—		—		884
Other assets		920		(272)		(533)		115
Total assets acquired	$	484,880	$	(4,545)	$	(2,835)	$	477,500
Liabilities:							
Deposits	$	435,036	$	—	$	—	$	435,036
Time deposit premium		—		888		—		888
Subordinated debt		2,500		—		—		2,500
Payables and other liabilities		5,563		115		(1,254)		4,424
Total liabilities assumed		443,099		1,003		(1,254)		442,848
Excess of assets acquired over liabilities assumed	$	41,781						
Aggregate fair value adjustments			$	(5,548)	$	(1,581)		
Total identifiable net assets								34,652
Consideration transferred:								
Cash								9,568
Common stock issued (1,692,168 shares)								42,255
Total fair value of consideration transferred								51,823
Goodwill							$	17,171

The following table presents additional information related to the purchased credit impaired loans (ASC 310-30) of the acquired loan portfolio at the acquisition date *(in thousands)*:

	September 1, 2021
Accounted for pursuant to ASC 310-30:	
Contractually required principal and interest	$ 30,293
Non-accretable differences	7,609
Cash flows expected to be collected	22,684
Accretable yield	3,552
Fair value	$ 19,132

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Fountain Leasing, LLC

On May 3, 2021, the Company completed the acquisition of Fountain Leasing, LLC, a Tennessee limited liability company, pursuant to the Purchase Agreement (the "Purchase Agreement"), dated May 2, 2021, by and among the Bank and the members of Fountain Leasing, LLC. Following the closing of the acquisition, on May 4, 2021, the Company changed the name of Fountain Leasing, LLC to Fountain Equipment Finance, LLC ("Fountain").

In connection with the acquisition, the Company acquired $54.1 million of assets and assumed $683 thousand of liabilities. Pursuant to the Purchase Agreement, the Company paid an aggregate amount of consideration to the Fountain members of $14.0 million in cash at closing, and the Company repaid approximately $45.8 million of Fountain's indebtedness. In addition to the closing consideration, the Purchase Agreement contains a performance-based earnout, pursuant to which the former members of Fountain could be entitled to up to $6.0 million, which is excluded from consideration pursuant to ASC 805, in future cash payments from the Company based on future results of the acquired business over various periods through December 31, 2026. The fair value of consideration paid exceeded the fair value of the identifiable assets and liabilities acquired and resulted in the establishment of goodwill in the amount of $2.4 million, representing the intangible value of Fountains business and reputation within the markets it served. The goodwill recognized is expected to be deductible for income tax purposes. The Company established an intangible asset related to customer relationships of $2.7 million, amortizing sum-of-the-years digits over 96 months (8 years).

The purchased assets and assumed liabilities were recorded at their acquisition date fair values and are summarized in the table below *(in thousands)*.

	As recorded by Fountain		Fair value adjustments		Subsequent Adjustments		As recorded by the Company	
Assets:								
Cash & cash equivalents	$	413	$	—	$	—	$	413
Leases		54,945		(720)		—		54,225
Allowance for lease losses		(1,796)		1,796		—		—
Customer list intangible		—		2,658		—		2,658
Other repossessed assets		319		—		—		319
Other assets		233		—		—		233
Total assets acquired	$	54,114	$	3,734	$	—	$	57,848
Liabilities:								
Payables and other liabilities	$	683	$	(229)	$	—	$	454
Total liabilities assumed		683		(229)		—		454
Excess of assets acquired over liabilities assumed	$	53,431						
Aggregate fair value adjustments			$	3,963	$	—		
Total identifiable net assets								57,394
Consideration transferred:								
Cash								59,794
Total fair value of consideration transferred								59,794
Goodwill							$	2,400

The following table presents additional information related to the purchased credit impaired financing leases (ASC 310-30) of the acquired lease portfolio at the acquisition date *(in thousands)*:

	May 3, 2021	
Accounted for pursuant to ASC 310-30:		
Contractually required principal and interest	$	6,018
Non-accretable differences		447
Cash flows expected to be collected		5,571
Accretable yield		649
Fair value	$	4,922

Acquisition of Progressive Financial Group, Inc.

On March 1, 2020, the Company completed the merger of Progressive Financial Group, Inc., a Tennessee corporation ("PFG"), pursuant to an Agreement and Plan of Merger dated October 29, 2019 (the "Merger Agreement").

In connection with the merger, the Company acquired $301 million of assets and assumed $272 million of liabilities. Pursuant to the Merger Agreement, each outstanding share of PFG common stock was converted into and cancelled in exchange to the right to receive $474.82 in cash, and 62.3808 shares of the Company's common stock. The Company issued 1,292,578 shares of its common stock and paid $9.8 million in cash as consideration for the Merger. The fair value of consideration paid exceeded the fair value of the identifiable assets and liabilities acquired and resulted in the establishment of goodwill in the amount of $8.8 million, representing the intangible value of PFG's business and reputation within the markets it served. None of the goodwill recognized is expected to be deductible for income tax purposes. The Company is amortizing the related core deposit intangible of $1.4 million using the effective yield method over 120 months (10 years), which represents the expected useful life of the asset. The Company also established two intangible assets related to the insurance agency acquired as part of the PFG acquisition; 1.) Customer relationships of $1.1 million, amortizing sum-of-the-years digits over 120 months (10 years), 2.) Tradename of $63 thousand, amortizing straight-line over 60 months (5 years).

The purchased assets and assumed liabilities were recorded at their acquisition date fair values and are summarized in the table below *(in thousands)*.

	As recorded by PFG		Initial Fair value adjustments		Subsequent Adjustments		As recorded by the Company	
Assets:								
Cash & cash equivalents	$	55,971	$	—	$	—	$	55,971
Investment securities available-for-sale		27,054		203		—		27,257
Restricted investments		692		—		—		692
Loans		191,672		(3,691)		—		187,981
Allowance for loan losses		(2,832)		2,832		—		—
Premises and equipment, net		15,681		(2,919)		—		12,762
Bank owned life insurance		5,560		—		—		5,560
Deferred tax asset, net		—		813		193		1,006
Intangibles		—		1,370		1,127		2,497
Other real estate owned		3,695		(100)		(1,862)		1,733
Interest Receivable		1,061		(280)		—		781
Prepaids		375		(174)		—		201
Goodwill		231		(231)		—		—
Other assets		1,881		—		—		1,881
Total assets acquired	$	301,041	$	(2,177)	$	(542)	$	298,322
Liabilities:								
Deposits	$	271,276	$	—		—	$	271,276
Time deposit premium		—		729		—		729
Payables and other liabilities		776		—		—		776
Total liabilities assumed		272,052		729		—		272,781
Excess of assets acquired over liabilities assumed	$	28,989						
Aggregate fair value adjustments			$	(2,906)	$	(542)		
Total identifiable net assets								25,541
Consideration transferred:								
Cash								9,838
Common stock issued (1,292,578 shares)								24,547
Total fair value of consideration transferred								34,385
Goodwill							$	8,844

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following table presents additional information related to the purchased credit impaired loans (ASC 310-30) of the acquired loan portfolio at the acquisition date *(in thousands)*:

	March 1, 2020
Accounted for pursuant to ASC 310-30:	
Contractually required principal and interest	$ 21,107
Non-accretable differences	4,706
Cash flows expected to be collected	16,401
Accretable yield	2,515
Fair value	$ 13,886

Note 3. Earnings Per Share

Basic earnings per common share is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. Diluted earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding and dilutive common share equivalents using the treasury stock method. Dilutive common share equivalents include common shares issuable upon exercise of outstanding stock options and restricted stock. The effect from the stock options and restricted stock on incremental shares from the assumed conversions for net income per share-basic and net income per share-diluted are presented below. There were no antidilutive shares for the years ended December 31, 2022 and 2021, and 73 thousand antidilutive shares for the year ended December 31, 2020, respectively.

The following is a summary of the basic and diluted earnings per share computation *(dollars in thousands, except per share data)*:

	2022	2021	2020
Basic earnings per share computation:			
Net income available to common shareholders	$ 43,022	$ 34,790	$ 24,332
Average common shares outstanding – basic	16,740,450	15,572,537	14,955,423
Basic earnings per share	$ 2.57	$ 2.23	$ 1.63
Diluted earnings per share computation:			
Net income available to common shareholders	$ 43,022	$ 34,790	$ 24,332
Average common shares outstanding – basic	16,740,450	15,572,537	14,955,423
Incremental shares from assumed conversions:			
Stock options and restricted stock	130,919	126,678	63,752
Average common shares outstanding - diluted	16,871,369	15,699,215	15,019,175
Diluted earnings per common share	$ 2.55	$ 2.22	$ 1.62

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 4. Securities

The amortized cost and fair value of securities available-for-sale and securities held-to-maturity at December 31, 2022 and 2021 are summarized as follow *(in thousands)*:

| Available-for-sale: | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 241,506	$ —	$ (17,853)	$ 223,653
U.S. Government-sponsored enterprises (GSEs)	1,593	—	(18)	1,575
Municipal securities	19,210	17	(616)	18,611
Other debt securities	32,959	—	(2,408)	30,551
Mortgage-backed securities (GSEs)	233,948	6	(24,451)	209,503
Total	$ 529,216	$ 23	$ (45,346)	$ 483,893

| Held-to-maturity: | December 31, 2022 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 150,295	$ —	$ (5,613)	$ 144,682
U.S. Government-sponsored enterprises (GSEs)	50,539	—	(8,037)	42,502
Municipal securities	53,694	—	(7,550)	46,144
Mortgage-backed securities (GSEs)	31,421	—	(4,136)	27,285
Total	$ 285,949	$ —	$ (25,336)	$ 260,613

| Available-for-sale: | December 31, 2021 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Treasury	$ 138,212	$ 64	$ (518)	$ 137,758
U.S. Government-sponsored enterprises (GSEs)	21,898	76	(173)	21,801
Municipal securities	67,310	512	(2)	67,820
Other debt securities	26,989	313	(82)	27,220
Mortgage-backed securities (GSEs)	228,011	971	(1,128)	227,854
Total	$ 482,420	$ 1,936	$ (1,903)	$ 482,453

| Held-to-maturity: | December 31, 2021 | | | |
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored enterprises (GSEs)	$ 31,023	$ 20	$ (87)	$ 30,956
Municipal securities	45,946	63	(19)	45,990
Total	$ 76,969	$ 83	$ (106)	$ 76,946

At December 31, 2022 and 2021, securities with a carrying value totaling approximately $304.8 million and $201.2 million, respectively, were pledged to secure public funds and securities sold under agreements to repurchase.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

During the first quarter of 2022 and the fourth quarter of 2021, the Company transferred $162.4 million and $74.6 million, respectively, of available-for-sale securities to the held-to-maturity category, reflecting the Company's intent to hold those securities to maturity. Transfers of investment securities into the held-to-maturity category from the available-for-sale category are made at fair value at the date of transfer. The related $2.0 million of unrealized holding loss that was included in the transfer is retained in accumulated other comprehensive income, net of tax, and in the carrying value of the held-to-maturity securities. This amount will be amortized as an adjustment to interest income over the remaining life of the securities. This will offset the impact of amortization of the net premium created in the transfer. There were no gains or losses recognized as a result of this transfer.

The Company has entered into various fair value hedging transactions to mitigate the impact of changing interest rates on the fair values of available for sale securities. See Note 18 – *Derivatives Financial Instruments* for disclosure of the gains and losses recognized on derivative instruments and the cumulative fair value hedging adjustments to the carrying amount of the hedged securities.

The amortized cost and estimated market value of securities by contractual maturity, are shown below *(in thousands)*. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2022	
	Amortized Cost	Fair Value
Available-for-sale:		
Due in one year or less	$ 270	$ 270
Due from one year to five years	212,645	199,046
Due from five years to ten years	72,010	65,065
Due after ten years	10,343	10,009
	295,268	274,390
Mortgage-backed securities	233,948	209,503
Total	$ 529,216	$ 483,893
Held-to-maturity:		
Due in one year or less	$ —	$ —
Due from one year to five years	150,295	144,685
Due from five years to ten years	38,069	32,848
Due after ten years	66,164	55,795
	254,528	233,328
Mortgage-backed securities	31,421	27,285
Total	$ 285,949	$ 260,613

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following tables present the gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities available-for-sale and securities held-to-maturity have been in a continuous unrealized loss position, as of December 31, 2022 and 2021 *(dollars in thousands)*:

	December 31, 2022								
	Less than 12 Months			12 Months or Greater			Total		
Available-for-sale:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Treasury	$ 134,414	$ (7,610)	9	$ 89,239	$ (10,243)	11	$ 223,653	$ (17,853)	20
U.S. Government-sponsored enterprises (GSEs)	1,266	(14)	1	309	(4)	2	1,575	(18)	3
Municipal securities	13,146	(616)	20	—	—	—	13,146	(616)	20
Other debt securities	25,044	(1,866)	20	5,506	(542)	6	30,550	(2,408)	26
Mortgage-backed securities (GSEs)	111,598	(8,968)	86	96,285	(15,483)	28	207,883	(24,451)	114
Total	$ 285,468	$ (19,074)	136	$ 191,339	$ (26,272)	47	$ 476,807	$ (45,346)	183

	December 31, 2022								
	Less than 12 Months			12 Months or Greater			Total		
Held-to-maturity:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Treasury	$ 144,683	$ (5,613)	4	$ —	$ —	—	$ 144,683	$ (5,613)	4
U.S. Government-sponsored enterprises (GSEs)	13,048	(2,503)	3	29,451	(5,534)	10	42,499	(8,037)	13
Municipal securities	40,770	(6,387)	28	5,375	(1,163)	7	46,145	(7,550)	35
Mortgage-backed securities (GSEs)	—	—	—	27,285	(4,136)	5	27,285	(4,136)	5
Total	$ 198,501	$ (14,503)	35	$ 62,111	$ (10,833)	22	$ 260,612	$ (25,336)	57

	December 31, 2021								
	Less than 12 Months			12 Months or Greater			Total		
Available-for-sale:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Treasury	$ 99,959	$ (518)	11	$ —	$ —	—	$ 99,959	$ (518)	11
U.S. Government-sponsored enterprises (GSEs)	14,156	(168)	2	579	(5)	2	14,735	(173)	4
Municipal securities	2,519	(2)	1	—	—	—	2,519	(2)	1
Other debt securities	5,983	(82)	6	—	—	—	5,983	(82)	6
Mortgage-backed securities (GSEs)	159,725	(1,002)	31	8,233	(126)	6	167,958	(1,128)	37
Total	$ 282,342	$ (1,772)	51	$ 8,812	$ (131)	8	$ 291,154	$ (1,903)	59

	December 31, 2021								
	Less than 12 Months			12 Months or Greater			Total		
Held-to-maturity:	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**	**Fair Value**	**Gross Unrealized Losses**	**Number of Securities**
U.S. Government-sponsored enterprises (GSEs)	$ 21,901	$ (87)	8	$ —	$ —	—	$ 21,901	$ (87)	8
Municipal securities	4,173	(19)	6	—	—	—	4,173	(19)	6
Total	$ 26,074	$ (106)	14	$ —	$ —	—	$ 26,074	$ (106)	14

The Company reviews the securities portfolio on a quarterly basis to monitor its exposure to other-than-temporary impairment. A determination as to whether a security's decline in fair value is other-than-temporary takes into consideration numerous factors and the relative significance of any single factor can vary by security. Some factors the

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Company may consider in the other-than-temporary impairment analysis include the length of time and extent to which the security has been in an unrealized loss position, changes in security ratings, financial condition and near-term prospects of the issuer, as well as security and industry specific economic conditions.

Based on this evaluation, the Company concluded that any unrealized losses at December 31, 2022 represented a temporary impairment, as these unrealized losses are primarily attributable to changes in interest rates and current market conditions, and not credit deterioration of the issuers. As of December 31, 2022, the Company does not intend to sell any of the securities, does not expect to be required to sell any of the securities, and expects to recover the entire amortized cost of all of the securities.

Other Investments:

Our other investments consist of restricted non-marketable equity securities that have no readily determinable market value. Accordingly, when evaluating these securities for impairment, management considers the ultimate recoverability of the par value rather than recognizing temporary declines in value. As of December 31, 2022, the Company determined that there was no impairment on its other investment securities.

The following is the amortized cost and carrying value of other investments *(in thousands)*:

	December 31, 2022	December 31, 2021
Federal Reserve Bank stock	$ 9,783	$ 9,693
Federal Home Loan Bank stock	5,397	6,451
First National Bankers Bank stock	350	350
Total	$ 15,530	$ 16,494

Note 5. Loans and Leases and Allowance for Loan and Lease Losses

Portfolio Segmentation:

Major categories of loans and leases are summarized as follows *(in thousands)*:

	December 31, 2022			December 31, 2021		
	PCI Loans and Leases[1]	All Other Loans and Leases	Total	PCI Loans and Leases[1]	All Other Loans and Leases	Total
Commercial real estate	$ 15,946	$ 1,611,815	$ 1,627,761	$ 20,875	$ 1,363,281	$ 1,384,156
Consumer real estate	8,352	579,625	587,977	11,833	465,439	477,272
Construction and land development	1,529	400,972	402,501	2,882	275,504	278,386
Commercial and industrial	1,893	549,974	551,867	2,516	485,508	488,024
Leases	968	66,459	67,427	3,170	50,538	53,708
Consumer and other	3	16,091	16,094	71	11,780	11,851
Total loans and leases	28,691	3,224,936	3,253,627	41,347	2,652,050	2,693,397
Less: Allowance for loan and lease losses	(121)	(23,213)	(23,334)	(179)	(19,173)	(19,352)
Loans and leases, net	$ 28,570	$ 3,201,723	$ 3,230,293	$ 41,168	$ 2,632,877	$ 2,674,045

[1] Purchased Credit Impaired loans and leases ("PCI loans and leases") are loans and leases with evidence of credit deterioration at purchase.

For purposes of the disclosures required pursuant to the adoption of ASC 310, the loan and lease portfolio was disaggregated into segments. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for credit losses. There are six loan and lease portfolio segments that

include commercial real estate, consumer real estate, construction and land development, commercial and industrial, leases, and consumer and other.

The following describe risk characteristics relevant to each of the portfolio segments:

Commercial Real Estate: Commercial real estate loans include owner-occupied commercial real estate loans and loans secured by income-producing properties. Owner-occupied commercial real estate loans to operating businesses are long-term financing of land and buildings. These loans are repaid by cash flow generated from the business operation. Real estate loans for income-producing properties such as apartment buildings, office and industrial buildings, and retail shopping centers are repaid from rent income derived from the properties. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Consumer Real Estate: Consumer real estate loans include real estate loans secured by first liens, second liens, or open end real estate loans, such as home equity lines. These are repaid by various means such as a borrower's income, sale of the property, or rental income derived from the property. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Construction and Land Development: Loans for real estate construction and development are repaid through cash flow related to the operations, sale or refinance of the underlying property. This portfolio segment includes extensions of credit to real estate developers or investors where repayment is dependent on the sale of the real estate or income generated from the real estate collateral. Loans within this portfolio segment are particularly sensitive to the valuation of real estate.

Commercial and Industrial: The commercial and industrial loan portfolio segment includes commercial and financial loans. These loans include those loans to commercial customers for use in normal business operations to finance working capital needs, equipment purchases, or expansion projects. Loans are repaid by business cash flows. Collection risk in this portfolio is driven by the creditworthiness of the underlying borrower, particularly cash flows from the customers' business operations.

Leases: The lease portfolio segment includes leases to small and mid-size companies for equipment financing leases. These leases are secured by a secured interest in the equipment being leased.

Consumer and Other: The consumer loan portfolio segment includes direct consumer installment loans, overdrafts and other revolving credit loans, and educational loans. Loans in this portfolio are sensitive to unemployment and other key consumer economic measures.

The Bank occasionally enters into loan participation agreements with other banks in the ordinary course of business to diversify credit risk. For certain sold participation loans, the Bank has retained effective control of the loans, typically by restricting the participating institutions from pledging or selling their share of the loan without permission from the Bank. GAAP requires the participated portion of these loans to be recorded as secured borrowings. The participated portions of these loans are included in the Commercial Real Estate totals above with a corresponding liability reflected in other borrowings. At December 31, 2022, the total participated portions of loans of this nature totaled $24.6 million and none at December 31, 2021. Subsequent to year-end, these loan participation agreements were amended in order to permit sales treatment accounting.

Credit Risk Management:

The Company employs a credit risk management process with defined policies, accountability and routine reporting to manage credit risk in the loan and lease portfolio segments. Credit risk management is guided by credit policies that provide for a consistent and prudent approach to underwriting and approvals of credits. Within the Credit Policy,

procedures exist that elevate the approval requirements as credits become larger and more complex. All loans and leases are individually underwritten, risk-rated, approved, and monitored.

Responsibility and accountability for adherence to underwriting policies and accurate risk ratings lies in each portfolio segment. For the consumer real estate and consumer and other portfolio segments, the risk management process focuses on managing customers who become delinquent in their payments. For the other portfolio segments, the risk management process focuses on underwriting new business and, on an ongoing basis, monitoring the credit of the portfolios, including a third party review of the largest credits on an annual basis or more frequently, as needed. To ensure problem credits are identified on a timely basis, several specific portfolio reviews occur periodically to assess the larger adversely rated credits for proper risk rating and accrual status.

Credit quality and trends in the loan and lease portfolio segments are measured and monitored regularly. Detailed reports, by product, collateral, accrual status, etc., are reviewed by Director, Management and Loan Committees.

The allowance for loan and lease losses is a valuation reserve established through provisions for loan and lease losses charged against income. The allowance for loan and lease losses, which is evaluated quarterly, is maintained at a level that management deems sufficient to absorb probable losses inherent in the loan and lease portfolio. Loans and leases deemed to be uncollectible are charged against the allowance for loan and lease losses, while recoveries of previously charged-off amounts are credited to the allowance for loan and lease losses. The allowance for loan and lease losses is comprised of specific valuation allowances for loans and leases evaluated individually for impairment and general allocations for pools of homogeneous loans and leases with similar risk characteristics and trends.

The allowance for loan and lease losses related to specific loans and leases is based on management's estimate of potential losses on impaired loans and leases as determined by: (1) the present value of expected future cash flows; (2) the fair value of collateral if the loan or lease is determined to be collateral dependent; or (3) the loan's or leases' observable market price. The Company's homogeneous loan and lease pools include commercial real estate loans, consumer real estate loans, construction and land development loans, commercial and industrial loans, leases and consumer and other loans. The general allocations to these loan and lease pools are based on the historical loss rates for specific loan and lease types and the internal risk grade, if applicable, adjusted for both internal and external qualitative risk factors.

The qualitative factors considered by management include, among other factors: (1) changes in local and national economic conditions; (2) changes in asset quality; (3) changes in loan and lease portfolio volume; (4) the composition and concentrations of credit; (5) the impact of competition on loan and lease structuring and pricing; (6) the impact of the regulatory environment and changes in laws; (7) effectiveness of the Company's loan and lease policies, procedures and internal controls. The total allowance established for each homogeneous loan and lease pool represents the product of the historical loss ratio adjusted for qualitative factors and the total dollar amount of the loans and leases in the pool.

The determination of the adequacy of the allowance for loan and lease losses is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. In connection with the determination of the estimated losses on loans and leases, management obtains independent appraisals for significant collateral.

The Company's loans and leases are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified loan and lease portfolio, a substantial portion of its debtors' ability to honor their contracts is dependent on local economic conditions.

While management uses available information to recognize losses on loans and leases, further reductions in the carrying amounts of loans and leases may be necessary based on changes in local economic conditions. In addition, regulatory agencies, as an integral part of their examination process, periodically review the estimated losses on loans and leases. Such agencies may require the Company to recognize additional losses based on their judgments about information

available to them at the time of their examination. Because of these factors, it is reasonably possible that the estimated losses on loans and leases may change materially in the near term.

The composition of loans by loan and lease classification for impaired and performing loan and lease status is summarized in the tables below *(in thousands)*:

	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
December 31, 2022:							
Performing loans and leases	$ 1,611,815	$ 578,342	$ 400,114	$ 549,974	$ 66,459	$ 16,091	$ 3,222,795
Impaired loans and leases	—	1,283	858	—	—	—	2,141
	1,611,815	579,625	400,972	549,974	66,459	16,091	3,224,936
PCI loans and leases	15,946	8,352	1,529	1,893	968	3	28,691
Total loans and leases	$ 1,627,761	$ 587,977	$ 402,501	$ 551,867	$ 67,427	$ 16,094	$ 3,253,627
December 31, 2021:							
Performing loans and leases	$ 1,362,423	$ 463,374	$ 275,504	$ 485,411	$ 50,538	$ 11,780	$ 2,649,030
Impaired loans and leases	858	2,065	—	97	—	—	3,020
	1,363,281	465,439	275,504	485,508	50,538	11,780	2,652,050
PCI loans and leases	20,875	11,833	2,882	2,516	3,170	71	41,347
Total loans and leases	$ 1,384,156	$ 477,272	$ 278,386	$ 488,024	$ 53,708	$ 11,851	$ 2,693,397

The following tables show the allowance for loan and lease losses allocation by loan classification for impaired, PCI, and performing loans *(in thousands)*:

	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
December 31, 2022:							
Performing loans and leases	$ 10,815	$ 3,913	$ 2,674	$ 3,997	$ 1,293	$ 136	$ 22,828
Impaired loans and leases	—	—	385	—	—	—	385
	10,815	3,913	3,059	3,997	1,293	136	23,213
PCI loans and leases	6	115	—	—	—	—	121
Total loans and leases	$ 10,821	$ 4,028	$ 3,059	$ 3,997	$ 1,293	$ 136	$ 23,334
December 31, 2021:							
Performing loans and leases	$ 9,355	$ 3,237	$ 1,882	$ 3,685	$ 330	$ 123	$ 18,612
Impaired loans and leases	396	69	—	96	—	—	561
	9,751	3,306	1,882	3,781	330	123	19,173
PCI loans and leases	30	148	—	—	—	1	179
Total loans and leases	$ 9,781	$ 3,454	$ 1,882	$ 3,781	$ 330	$ 124	$ 19,352

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following tables detail the changes in the allowance for loan and lease losses by loan classification *(in thousands)*:

| | Year Ended December 31, 2022 | | | | | | |
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
Beginning balance	$ 9,781	$ 3,454	$ 1,882	$ 3,781	$ 330	$ 124	$ 19,352
Charged-off loans and leases	—	(33)	—	(307)	(110)	(744)	(1,194)
Recoveries of charge-offs	6	564	—	184	194	210	1,158
Provision charged to expense	1,034	43	1,177	339	879	546	4,018
Ending balance	$ 10,821	$ 4,028	$ 3,059	$ 3,997	$ 1,293	$ 136	$ 23,334

| | Year Ended December 31, 2021 | | | | | | |
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
Beginning balance	$ 7,579	$ 3,471	$ 2,076	$ 5,107	$ —	$ 113	$ 18,346
Charged-off loans and leases	—	(67)	—	(298)	(166)	(482)	(1,013)
Recoveries of charge-offs	83	39	—	25	41	198	386
Provision charged to expense	2,119	11	(194)	(1,053)	455	295	1,633
Ending balance	$ 9,781	$ 3,454	$ 1,882	$ 3,781	$ 330	$ 124	$ 19,352

| | Year Ended December 31, 2020 | | | | | | |
	Commercial Real Estate	Consumer Real Estate	Construction and Land Development	Commercial and Industrial	Leases	Consumer and Other	Total
Beginning balance	$ 4,508	$ 2,576	$ 1,127	$ 1,957	$ —	$ 75	$ 10,243
Charged-off loans and leases	—	(23)	—	(420)	—	(398)	(841)
Recoveries of charge-offs	19	39	2	114	—	87	261
Provision charged to expense	3,052	879	947	3,456	—	349	8,683
Ending balance	$ 7,579	$ 3,471	$ 2,076	$ 5,107	$ —	$ 113	$ 18,346

We maintain the allowance at a level that we deem appropriate to adequately cover the probable losses inherent in the loan and lease portfolio. Our provision for loan and lease losses for the years ended December 31, 2022, 2021 and 2020, were $4.0 million, $1.6 million and $8.7 million, respectively. As of December 31, 2022, and 2021, our allowance for loan and lease losses was $23.3 million and $19.4 million, respectively, which we deemed to be adequate at each of the respective dates. Our allowance for loan and lease loss as a percentage of total loans was 0.72% at December 31, 2022 and 2021, respectively.

A description of the general characteristics of the risk grades used by the Company is as follows:

Pass: Loans and leases in this risk category involve borrowers of acceptable-to-strong credit quality and risk who have the apparent ability to satisfy their loan and lease obligations. Loans and leases in this risk grade would possess sufficient mitigating factors, such as adequate collateral or strong guarantors possessing the capacity to repay the debt if required, for any weakness that may exist.

Watch: Loans and leases in this risk category involve borrowers that exhibit characteristics, or are operating under conditions that, if not successfully mitigated as planned, have a reasonable risk of resulting in a downgrade within the next six to twelve months. Loans and leases may remain in this risk category for six months and then are either upgraded or downgraded upon subsequent evaluation.

Special Mention: Loans and leases in this risk grade are the equivalent of the regulatory definition of "Other Assets Especially Mentioned" classification. Loans and leases in this category possess some credit deficiency or potential weakness, which requires a high level of management attention. Potential weaknesses include declining trends in operating earnings and cash flows and /or reliance on the secondary source of repayment. If left uncorrected, these potential weaknesses may result in noticeable deterioration of the repayment prospects for the asset or in the Company's credit position.

Substandard: Loans and leases in this risk grade are inadequately protected by the borrower's current financial condition and payment capability or of the collateral pledged, if any. Loans and leases so classified have a well-defined weakness or weaknesses that jeopardize the orderly repayment of debt. They are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected.

Doubtful: Loans and leases in this risk grade have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or orderly repayment in full, on the basis of current existing facts, conditions and values, highly questionable and improbable. Possibility of loss is extremely high, but because of certain important and reasonably specific factors that may work to the advantage and strengthening of the exposure, its classification as an estimated loss is deferred until its more exact status may be determined.

Uncollectible: Loans and leases in this risk grade are considered to be non-collectible and of such little value that their continuance as bankable assets is not warranted. This does not mean the loan or lease has absolutely no recovery value, but rather it is neither practical nor desirable to defer writing off the loan or lease, even though partial recovery may be obtained in the future. Charge-offs against the allowance for loan and lease losses are taken in the period in which the loan or lease becomes uncollectible. Consequently, the Company typically does not maintain a recorded investment in loans or leases within this category.

The Company evaluates the loan risk grading system definitions and allowance for loan loss methodology on an ongoing basis. No significant changes were made during the past year.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following tables outline the amount of each loan and lease classification and the amount categorized into each risk rating *(in thousands)*:

			December 31, 2022				
Non PCI Loans and Leases:	**Commercial Real Estate**	**Consumer Real Estate**	**Construction and Land Development**	**Commercial and Industrial**	**Leases**	**Consumer and Other**	**Total**
Pass	$ 1,579,387	$ 576,428	$ 399,846	$ 545,210	$ 66,459	$ 16,057	$ 3,183,387
Watch	29,810	1,496	224	4,523	—	19	36,072
Special mention	2,539	35	—	61	—	—	2,635
Substandard	79	1,666	902	180	—	15	2,842
Doubtful	—	—	—	—	—	—	—
Total	1,611,815	579,625	400,972	549,974	66,459	16,091	3,224,936
PCI Loans and Leases:							
Pass	11,924	6,927	1,054	1,893	968	3	22,769
Watch	1,439	188	46	—	—	—	1,673
Special mention	11	54	—	—	—	—	65
Substandard	2,572	1,183	429	—	—	—	4,184
Doubtful	—	—	—	—	—	—	—
Total	15,946	8,352	1,529	1,893	968	3	28,691
Total loans and leases	$ 1,627,761	$ 587,977	$ 402,501	$ 551,867	$ 67,427	$ 16,094	$ 3,253,627

			December 31, 2021				
Non PCI Loans and Leases:	**Commercial Real Estate**	**Consumer Real Estate**	**Construction and Land Development**	**Commercial and Industrial**	**Leases**	**Consumer and Other**	**Total**
Pass	$ 1,330,888	$ 460,190	$ 275,124	$ 480,677	$ 50,538	$ 11,724	$ 2,609,141
Watch	27,246	1,334	237	4,345	—	42	33,204
Special mention	4,120	1,525	70	228	—	—	5,943
Substandard	1,027	2,390	73	213	—	14	3,717
Doubtful	—	—	—	45	—	—	45
Total	1,363,281	465,439	275,504	485,508	50,538	11,780	2,652,050
PCI Loans and Leases:							
Pass	16,019	9,714	2,335	2,516	3,170	71	33,825
Watch	1,271	539	91	—	—	—	1,901
Special mention	15	68	—	—	—	—	83
Substandard	3,570	1,512	456	—	—	—	5,538
Doubtful	—	—	—	—	—	—	—
Total	20,875	11,833	2,882	2,516	3,170	71	41,347
Total loans and leases	$ 1,384,156	$ 477,272	$ 278,386	$ 488,024	$ 53,708	$ 11,851	$ 2,693,397

Past Due Loans and Leases:

A loan or lease is considered past due if any required principal and interest payments have not been received as of the date such payments were required to be made under the terms of the loan agreement. Generally, management places a loan or lease on nonaccrual when there is a clear indication that the borrower's cash flow may not be sufficient to meet payments as they become due, which is generally when a loan is 90 days past due.

The following tables present an aging analysis of our loan and lease portfolio *(in thousands)*:

	December 31, 2022							
	30-60 Days Past Due and Accruing	61-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due and Nonaccrual	PCI	Current	Total
Commercial real estate	$ 54	$ —	$ —	$ —	$ 54	$ 15,946	$ 1,611,761	$ 1,627,761
Consumer real estate	594	—	—	1,665	2,259	8,352	577,366	587,977
Construction and land development	—	—	—	920	920	1,529	400,052	402,501
Commercial and industrial	185	18	—	180	383	1,893	549,591	551,867
Leases	1,024	84	143	28	1,279	968	65,180	67,427
Consumer and other	103	4	—	15	122	3	15,969	16,094
Total	$ 1,960	$ 106	$ 143	$ 2,808	$ 5,017	$ 28,691	$ 3,219,919	$ 3,253,627

	December 31, 2021							
	30-60 Days Past Due and Accruing	61-89 Days Past Due and Accruing	Past Due 90 Days or More and Accruing	Nonaccrual	Total Past Due and Nonaccrual	PCI	Current	Total
Commercial real estate	$ 172	$ —	$ —	$ 858	$ 1,030	$ 20,875	$ 1,362,251	$ 1,384,156
Consumer real estate	884	10	—	2,139	3,033	11,833	462,406	477,272
Construction and land development	91	—	—	—	91	2,882	275,413	278,386
Commercial and industrial	1,191	119	45	116	1,471	2,516	484,037	488,024
Leases	361	—	—	—	361	3,170	50,177	53,708
Consumer and other	99	4	19	11	133	71	11,647	11,851
Total	$ 2,798	$ 133	$ 64	$ 3,124	$ 6,119	$ 41,347	$ 2,645,931	$ 2,693,397

Impaired Loans and Leases:

A loan or lease held for investment is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due (both principal and interest) according to the terms of the loan or lease agreement.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following is an analysis of the impaired loan and lease portfolio, including PCI loans and leases, detailing the related allowance recorded *(in thousands)*:

	December 31, 2022			December 31, 2021		
	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans and leases without a valuation allowance:						
Commercial real estate	$ —	$ —	$ —	$ —	$ —	$ —
Consumer real estate	1,283	1,282	—	1,805	1,806	—
Construction and land development	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Leases	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—
	1,283	1,282	—	1,805	1,806	—
Impaired loans and leases with a valuation allowance:						
Commercial real estate	—	—	—	858	859	396
Consumer real estate	—	—	—	260	262	69
Construction and land development	858	858	385	—	—	—
Commercial and industrial	—	—	—	97	96	96
Leases	—	—	—	—	—	—
Consumer and other	—	—	—	—	—	—
	858	858	385	1,215	1,217	561
PCI loans and leases:						
Commercial real estate	500	580	6	707	926	30
Consumer real estate	684	646	115	1,129	1,251	148
Construction and land development	—	—	—	—	—	—
Commercial and industrial	—	—	—	—	—	—
Leases	—	—	—	—	—	—
Consumer and other	—	—	—	5	3	1
	1,184	1,226	121	1,841	2,180	179
Total impaired loans and leases	$ 3,325	$ 3,366	$ 506	$ 4,861	$ 5,203	$ 740

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

| | Year Ended December 31, | | | | | | | |
| | 2022 | | | | 2021 | | | |
	Average Recorded Investment		Interest Income Recognized		Average Recorded Investment		Interest Income Recognized	
Impaired loans and leases without a valuation allowance:								
Commercial real estate	$	122	$	—	$	800	$	1
Consumer real estate		1,728		94		1,783		78
Construction and land development		—		—		—		—
Commercial and industrial		—		—		—		—
Leases		—		—		—		—
Consumer and other		—		—		—		—
		1,850		94		2,583		79
Impaired loans and leases with a valuation allowance:								
Commercial real estate		343		—		1,145		104
Consumer real estate		52		—		334		14
Construction and land development		515		—		—		—
Commercial and industrial		19		—		132		8
Leases		—		—		—		—
Consumer and other		—		—		—		—
		929		—		1,611		126
PCI loans and leases:								
Commercial real estate		702		57		488		42
Consumer real estate		819		50		1,140		83
Construction and land development		—		—		—		—
Commercial and industrial		—		—		197		3
Leases		—		—		—		—
Consumer and other		2		—		13		—
		1,523		107		1,838		128
Total impaired loans and leases	$	4,302	$	201	$	6,032	$	333

Troubled Debt Restructurings:

At December 31, 2022 and 2021, impaired loans included loans that were classified as TDRs. The restructuring of a loan is considered a TDR if both (i) the borrower is experiencing financial difficulties and (ii) the creditor has granted a concession.

In assessing whether or not a borrower is experiencing financial difficulties, the Company considers information currently available regarding the financial condition of the borrower. This information includes, but is not limited to, whether: (i) the debtor is currently in payment default on any of its debt; (ii) a payment default is probable in the foreseeable future without the modification; (iii) the debtor has declared or is in the process of declaring bankruptcy; and (iv) the debtor's projected cash flow is sufficient to satisfy contractual payments due under the original terms of the loan without a modification.

The Company considers all aspects of the modification to loan terms to determine whether or not a concession has been granted to the borrower. Key factors considered by the Company include the debtor's ability to access funds at a market rate for debt with similar risk characteristics, the significance of the modification relative to unpaid principal balance or collateral value of the debt, and the significance of a delay in the timing of payments relative to the original contractual terms of the loan.

The most common concessions granted by the Company generally include one or more modifications to the terms of the debt, such as: (i) a reduction in the interest rate for the remaining life of the debt; (ii) an extension of the maturity date at an interest rate lower than the current market rate for new debt with similar risk; (iii) a temporary period of interest-only payments; and (iv) a reduction in the contractual payment amount for either a short period or remaining term of the loan.

As of December 31, 2022, and 2021, management had approximately $101 thousand and $206 thousand, respectively, in loans that met the criteria for TDR restructured loans, none of which were on nonaccrual. A loan is placed back on accrual status when both principal and interest are current and it is probable that management will be able to collect all amounts due (both principal and interest) according to the terms of the loan agreement.

The following table presents a summary of loans that were modified as troubled debt restructurings at December 31, 2022 *(dollars in thousands)*:

December 31, 2022	Number of Contracts	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Consumer real estate	1	$ 74	$ 97
Consumer and other	1	10	4

There was one loan that was modified as troubled debt restructuring during the past twelve months, but was paid-off after the restructuring and not outstanding at December 31, 2022. None of the trouble debt restructurings are currently past due.

Foreclosure Proceedings and Balances:

As of December 31, 2022, there was one residential real estate property for $281 thousand in which physical possession had been obtained and included within other real estate owned assets and none at December 31, 2021. There was one residential real estate loan for $33 thousand in the process of foreclosure at December 31, 2022, and none at December 31, 2021.

Purchased Credit Impaired Loans and Leases:

The Company has acquired loans and leases which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. The carrying amount of those loans and leases for the years ended December 31, are as follows *(in thousands)*:

	December 31, 2022	December 31, 2021
Commercial real estate	$ 25,364	$ 31,600
Consumer real estate	10,225	14,215
Construction and land development	2,202	3,699
Commercial and industrial	2,424	3,424
Leases	1,211	3,557
Consumer and other	27	125
Total loans and leases	41,453	56,620
Less: Remaining purchase discount	(12,762)	(15,273)
Total loans and leases, net of purchase discount	28,691	41,347
Less: Allowance for loan and leases losses	(121)	(179)
Carrying amount, net of allowance	$ 28,570	$ 41,168

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The following is a summary of the accretable yield on acquired loans and leases for the years ended December 31, *(in thousands)*:

	2022	2021	2020
Accretable yield, beginning of period	$ 14,618	$ 16,889	$ 8,454
Additions	—	4,202	2,515
Accretion income	(4,561)	(6,306)	(5,347)
Reclassification	2,295	2,214	2,792
Other changes, net	4,504	(2,381)	8,475
Accretable yield, end of period	$ 16,856	$ 14,618	$ 16,889

There was an allowance for loan and leases losses on purchase credit impaired loans at the years ended December 31, 2022 and 2021 of $121 thousand and $179 thousand, respectively.

Related Party Loans:

In the ordinary course of business, the Company has granted loans to certain related interests, including directors, executive officers, and their affiliates (collectively referred to as "related parties"). Such loans are made in the ordinary course of business and on substantially the same terms as those for comparable transactions prevailing at the time and do not present other unfavorable features. A summary of activity in loans to related parties is as follows *(in thousands)*:

	2022	2021
Balance, beginning of year	$ 13,970	$ 14,459
Disbursements	3,162	1,306
Repayments	(2,886)	(1,795)
Balance, end of year	$ 14,246	$ 13,970

At December 31, 2022, the Company had pre-approved but unused lines of credit totaling approximately $12.8 million to related parties.

Note 6. Premises and Equipment

A summary of premises and equipment at December 31, is as follows *(in thousands)*:

	Useful Life	2022	2021
Land and land improvements	Indefinite	$ 21,654	$ 19,511
Building and leasehold improvements	15-40 years	69,276	65,115
Furniture, fixtures and equipment	3-7 years	24,601	21,530
Construction in progress		1,762	492
Total, gross		117,293	106,648
Accumulated depreciation		(24,782)	(20,690)
Total, net		$ 92,511	$ 85,958

At December 31, 2022 management estimates the cost necessary to complete the construction in progress will be approximately $1.3 million.

Depreciation and amortization expense relating to premises and equipment was $4.7 million, $4.2 million and $3.7 million for the years ended December 31, 2022, 2021 and 2020, respectively.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 7. Goodwill and Intangible Assets

Goodwill and Intangible Assets:

In accordance with FASB ASC 350, *Goodwill and Other*, regarding testing goodwill for impairment provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company performs its annual goodwill impairment test as of December 31 of each year. For 2022, the results of the qualitative assessment provided no indication of potential impairment. Management will continue to evaluate the economic conditions at future reporting periods for applicable changes.

On September 30, 2021, the Company entered into a Purchase and Assumption Agreement and completed the sale of a portfolio of loans and certain assets associated (the "Sale") with its branch office located in Richmond, Virginia to Strasburg, Virginia-based First Bank. In accordance with GAAP, the Company allocated a proportionate share of its goodwill balance to the Sale on a relative fair value basis. Based on a relative fair value analysis performed through the date of the sale, goodwill adjustment in the amount of $2.5 million related to the Sale was recorded during the third quarter of 2021.

The Company's other intangible assets consist of core deposit intangibles, insurance agency customer relationships and insurance agency tradename. They are initially recognized based on a valuation performed as of the consummation date. The core deposit intangible is amortized over the average remaining life of the acquired customer deposits, the insurance agency customer relationships are amortized over ten years and the insurance agency tradename is amortized over five years.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The carrying amount of goodwill and other intangible assets as of the dates indicated is summarized below *(in thousands)*:

	December 31, 2022	December 31, 2021
Goodwill:		
Balance, beginning of period	$ 91,565	$ 74,135
Acquisition of PFG	—	323
Acquisition of Fountain	—	2,400
Acquisition of SCB	—	17,171
Acquisition of Sunbelt	4,580	—
Adjustment, due to sale	—	(2,464)
Balance, end of the period	$ 96,145	$ 91,565

Amortized other intangible assets:	Core Deposit Intangibles	Customer Relationships Intangibles	Tradename Intangibles	Total
December 31, 2022:				
Beginning balance January 1, 2022, gross	$ 17,470	$ 3,722	$ 63	$ 21,255
Acquisition of Sunbelt	-	1,948	-	1,948
Balance, December 31, 2022, other intangible assets, gross	17,470	5,670	63	23,203
Less: accumulated amortization	(8,021)	(1,519)	(36)	(9,576)
Balance, December 31, 2022, other intangible assets, net	$ 9,449	$ 4,151	$ 27	$ 13,627
December 31, 2021:				
Beginning balance January 1, 2021, gross	$ 15,920	$ 1,064	$ 63	$ 17,047
Acquisition of Fountain	-	2,658	-	2,658
Acquisition of SCB	1,550	-	-	1,550
Balance, December 31, 2021, other intangible assets, gross	17,470	3,722	63	21,255
Less: accumulated amortization	(6,212)	(733)	(23)	(6,968)
Balance, December 31, 2021, other intangible assets, net	$ 11,258	$ 2,989	$ 40	$ 14,287

The aggregate amortization expense for other intangibles assets for the years ended December 31, 2022, 2021 and 2020, was $2.6 million, $2.3 million, and $1.7 million, respectively.

The estimated aggregate amortization expense for future periods for other intangible assets is as follows *(in thousands)*:

2023	$ 2,609
2024	2,438
2025	2,258
2026	2,086
2027	1,904
Thereafter	2,332
Total	$ 13,627

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 8. Deposits

The aggregate amount of time deposits in denominations of $250,000 or more was $147.2 million and $160.0 million at December 31, 2022 and 2021, respectively. At December 31, 2022, the scheduled maturities of time deposits are as follows *(in thousands)*:

2023	$	317,743
2024		101,389
2025		20,961
2026		8,919
2027		6,236
Thereafter		11
Total	$	455,259

As of December 31, 2022, and 2021, there was a fair value adjustment of $239 thousand and $707 thousand, respectively, to time deposits as a result of business combinations.

From time to time, the Company engages in deposit transactions with its directors, executive officers and their related interests (collectively referred to as "related parties"). Such deposits are made in the ordinary course of business and on substantially the same terms as those for comparable transactions prevailing at the time and do not present other unfavorable features. The total amount of related party deposits was $23.2 million and $25.4 million at December 31, 2022 and 2021, respectively.

Note 9. Borrowings and Line of Credit

Securities Sold Under Agreements to Repurchase:

Securities sold under repurchase agreements, which are secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities. The Company monitors the fair value of the underlying securities on a daily basis.

At December 31, 2022 and 2021, the Company had securities sold under agreements to repurchase of $4.8 million and $5.1 million, respectively, with commercial checking customers which were secured by government agency securities. The average balance for 2022 and 2021 was $5.4 million and $5.7 million, respectively. The maximum month-end outstanding balance for 2022 and 2021 was $5.9 million and $7.3 million, respectively. The carrying value of investment securities pledged as collateral under repurchase agreements was $9.2 million and $10.1 million at December 31, 2022 and December 31, 2021, respectively.

Federal Reserve Bank:

The Bank has agreements with the Federal Reserve Bank's discount window to provide additional funding to the Bank. The Federal Reserve discount window line is collateralized by a pool of commercial real estate loans and commercial and industrial loans.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

At December 31, 2022 and 2021, the funding capacity and loans secured for borrowings was as follows *(in thousands)*:

	2022	2021
Maximum funding capacity	$ 74,054	$ 116,942
Borrowings	—	—
Additional funding capacity	$ 74,054	$ 116,942
Loans secured for borrowings	$ 99,728	$ 194,543

Federal Home Loan Bank Advances:

The Bank has agreements with the Federal Home Loan Bank of Cincinnati ("FHLB") that can provide advances to the Bank. All of the advances are secured by a blanket lien on qualifying first mortgages on 1-4 family residential, multi-family properties and commercial properties and are pledged as collateral for these advances. There were no securities pledged to FHLB at December 31, 2022 and 2021.

At December 31, 2022 and 2021, the borrowing capacity and loans secured for advances was as follows *(in thousands)*:

	2022	2021
Maximum borrowing capacity	$ 593,759	$ 243,467
FHLB advances	—	(75,000)
Standby letters of credit	(3,981)	(3,981)
Additional borrowing capacity	$ 589,778	$ 164,486
Loans secured for advances	$ 777,480	$ 342,206

At December 31, 2022 and 2021, FHLB advances consist of the following *(in thousands)*:

	2022	2021
Long-term advance dated September 10, 2019, requiring monthly interest payments, fixed at 0.93%, with a put option exercisable on September 10, 2020 and then quarterly thereafter, principal due in September 2029.[1]	$ —	$ 25,000
Long-term advance dated February 28, 2020, requiring monthly interest payments, fixed at 0.46%, with a put option exercisable on February 26, 2021 and then quarterly thereafter, principal due in February 2030.[1]	—	50,000
Total	$ —	$ 75,000

[1]On agreements with put options, the FHLB has the right, at its discretion, to terminate the entire advance prior to the stated maturity date. The termination option may only be exercised on the expiration date of the predetermined lockout period and on a quarterly basis thereafter. During 2022 the FHLB called these advances.

Scheduled maturities:

At December 31, 2022, the Company had no scheduled maturities for FHLB advances.

Federal Funds Purchased:

There were no federal funds purchased as of December 31, 2022 and 2021 respectively.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Line of Credit:

The Company has a Loan and Security Agreement and revolving line of credit for an aggregate amount of $25 million. The maturity of the line of credit is March 24, 2023. At December 31, 2022, $12.5 million was outstanding under the line of credit, and $12.5 million of the line of credit remained available to the Company. On February 1, 2023, the Loan and Security Agreement was amended, increasing the revolving line of credit to an aggregate amount of $35.0 million and extending the maturity date to February 1, 2025.

Secured Borrowings:

The Bank occasionally enters into loan participation agreements with other banks in the ordinary course of business to diversify credit risk. For certain sold participation loans, the Bank has retained effective control of the loans, typically by restricting the participating institutions from pledging or selling their share of the loan without permission from the Bank. GAAP requires the participated portion of these loans to be recorded as secured borrowings. The secured borrowings of this nature totaled $24.6 million at December 31, 2022, and none at December 31, 2021. Subsequent to year-end, these loan participation agreements were amended in order to permit sales treatment accounting.

Note 10. Subordinated Debt

On September 28, 2018, the Company issued $40 million of 5.625% fixed-to-floating rate subordinated notes (the "Notes"), which was outstanding as of December 31, 2022 and 2021. Unamortized debt issuance cost was $485 thousand and $570 thousand at December 31, 2022 and 2021, respectively.

The Notes initially bears interest at a rate of 5.625% per annum from and including September 28, 2018, to but excluding October 2, 2023, with interest during this period payable semi-annually in arrears. From and including October 2, 2023, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to an annual floating rate equal to three-month LIBOR, or an alternative rate determined in accordance with the terms of the Notes if three-month LIBOR cannot be determined, plus 255 basis points, with interest during this period payable quarterly in arrears. The Notes are redeemable by the Company, in whole or in part, on or after October 2, 2023, and at any time, in whole but not in part, upon the occurrence of certain events. The Notes have been structured to qualify initially as Tier 2 capital for the Company for regulatory capital purposes.

The Notes debt issuance costs totaled $844 thousand and will be amortized through the Notes' maturity date. Amortization expense totaled $84 thousand for each of the years ended December 31, 2022, 2021 and 2020, respectively.

On September 1, 2021, the Company acquired $2.5 million of subordinated notes ("sub-debt") from the acquisition of SCB. The sub-debt bears interest at a rate of 6.75% per annum until August 14, 2024, with the interest during this period payable semi-annually in arrears. From and including August 14, 2024, to but excluding the maturity date or early redemption date, the interest rate will reset quarterly to an annual floating rate equal to three-month LIBOR, or an alternative rate determined in accordance with the terms of the sub-debt if three-month LIBOR cannot be determined, plus 530.25 basis points, with interest during this period payable quarterly in arrears. The sub-debt is redeemable by the Company, in whole or in part, on or after August 14, 2024, and at any time, in whole but not in part, upon the occurrence of certain events. The sub-debt has been structured to qualify initially as Tier 2 capital for the Company for regulatory capital purposes.

Note 11. Leases

A lease is defined as a contract, or part of a contract, that conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. On January 1, 2019, the Company adopted ASU

No. 2016-02 and all subsequent ASUs that modified this topic (collectively referred to as "Topic 842"). For the Company, Topic 842 primarily affected the accounting treatment for operating lease agreements in which the Company is the lessee.

Substantially all of the leases in which the Company is the lessee are comprised of real estate for branches and office space with terms extending through 2034. All of our leases are classified as operating leases, and therefore, were previously not recognized on the Company's consolidated balance sheet. With the adoption of Topic 842, operating lease agreements are required to be recognized on the consolidated balance sheet as a right-of-use ("ROU") asset and a corresponding lease liability.

The following table represents the consolidated balance sheet classification of the Company's ROU assets and lease liabilities. The Company elected not to include short-term leases (i.e., leases with initial terms of twelve months or less), or equipment leases (deemed immaterial) on the consolidated balance sheet *(in thousands)*:

	Classification	December 31, 2022	December 31, 2021
Assets:			
Operating lease right-of-use assets	Other assets	$ 9,314	$ 9,812
Liabilities:			
Operating lease liabilities	Other liabilities	$ 9,457	$ 9,881

The calculated amount of the ROU assets and lease liabilities in the table above are impacted by the length of the lease term and the discount rate used to present value the minimum lease payments. The Company's lease agreements often include one or more options to renew at the Company's discretion. If at lease inception the Company considers the exercising of a renewal option to be reasonably certain, the Company will include the extended term in the calculation of the ROU asset and lease liability. Regarding the discount rate, Topic 842 requires the use of the rate implicit in the lease whenever this rate is readily determinable. As this rate is rarely determinable, the Company utilizes its incremental borrowing rate at lease inception, on a collateralized basis, over a similar term.

As of December 31, 2022, the weighted average remaining lease term was 9.19 years and the weighted average discount rate was 2.35%.

The Company elected, for all classes of underlying assets, not to separate lease and non-lease components and instead to account for them as a single lease component, the variable lease cost primarily represents variable payments such as common area maintenance. The following table represents lease costs and other lease information for the years ended December 31, *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Lease costs:			
Operating lease costs	$ 1,633	$ 1,222	$ 1,044
Variable lease costs	100	97	111
Total	$ 1,733	$ 1,319	$ 1,155
Other information:			
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 1,562	$ 1,180	$ 1,265

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Future minimum payments for operating leases with initial or remaining terms of one year or more as of December 31, 2022 were as follows *(in thousands)*:

	Amounts
2023	$ 1,400
2024	1,260
2025	1,193
2026	1,095
2027	889
Thereafter	4,773
Total future minimum lease payments	10,610
Amounts representing interest	(1,153)
Present value of net future minimum lease payments	$ 9,457

Lease expense for the years ended December 31, 2022, 2021, and 2020, was $1.7 million, $1.3 million and $1.2 million, respectively.

The Company entered into two leasing arrangements for branch offices with companies that are wholly owned by a board of director's immediate family. The Company has determined that these leasing arrangements were considered economically fair and in the best interest of the Company. For the years ended December 31, 2022, 2021, and 2020, the Company paid $150 thousand for each period, respectively, for base rent payments.

Note 12. Income Taxes

Income tax expense in the consolidated statements of income for the years ended December 31, 2022, 2021, and 2020, includes the following *(in thousands)*:

	2022	2021	2020
Current tax expense			
Federal	$ 10,412	$ 8,031	$ 6,330
State	2,029	855	1,447
Deferred tax expense related to:			
Federal	(407)	405	(991)
State	(148)	238	(228)
Total income tax expense	$ 11,886	$ 9,529	$ 6,558

The income tax expense is different from the expected tax expense computed by multiplying income before income tax expense by the statutory income tax rate of 21%. The reasons for this difference are as follows *(in thousands)*:

	2022	2021	2020
Federal income tax expense computed at the statutory rate	$ 11,531	$ 9,307	$ 6,487
State income taxes, net of federal tax benefit	1,486	863	923
Nondeductible acquisition expenses	1	94	109
Tax-exempt interest	(624)	(568)	(555)
Bank-owned life insurance	(389)	(393)	(149)
Tax benefit from stock options	(170)	(10)	(14)
Other	51	236	(243)
Total income tax expense	$ 11,886	$ 9,529	$ 6,558

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

The components of the net deferred tax asset, which are included in Other Assets in the consolidated balance sheets, as of December 31, 2022 and 2021, were as follows *(in thousands)*:

	2022	2021
Deferred tax assets:		
Allowance for loan losses	$ 6,033	$ 5,011
Fair value adjustments	3,366	4,119
Unrealized losses on investment securities	11,965	—
Unrealized losses on hedges	337	—
Other real estate owned	258	306
Deferred compensation	2,316	1,564
Lease liability	2,445	2,559
Federal net operating loss carryforward	4,335	4,645
Other	1,617	1,977
Total deferred tax assets	32,672	20,181
Deferred tax liabilities:		
Accumulated depreciation	2,464	2,317
Core deposit intangible	2,362	3,047
Right of use asset	2,408	2,541
Unrealized gains on investment securities	—	240
Unrealized gains on hedges	—	262
Other	845	540
Total deferred tax liabilities	8,079	8,947
Net deferred tax asset	$ 24,593	$ 11,234

At December 31, 2022, the Company has a federal net operating loss carryforward recorded of approximately $20.6 million acquired with the acquisition of SCB. The net operating loss is subject to Section 382 limitations. The federal net operating loss will begin to expire in 2030. The income tax returns of the Company for 2021, 2020, and 2019 are subject to examination by the federal and state taxing authorities, generally for three years after they were filed.

Note 13. Employee Benefit Plans

401(k) Plan:

The Company provides a deferred salary reduction plan ("Plan") under Section 401(k) of the Internal Revenue Code covering substantially all employees. After 90 days of service the Company matches 100% of employee contributions up to 3% of compensation and 50% of employee contributions on the next 2% of compensation. The Company's contribution to the Plan for the years ended December 2022, 2021, and 2020, was $1.6 million, $1.3 million and $1.1 million, respectively.

Equity Incentive Plans:

The Compensation Committee of the Company's Board of Directors may grant or award eligible participants stock options, restricted stock, restricted stock units, stock appreciation rights, and other stock-based awards or any combination of awards (collectively referred to herein as "Rights"). At December 31, 2022, the Company had one active equity incentive plan available for future grants, the 2015 Stock Incentive Plan, which has 1,766,245 Rights available for future grants or awards.

The Company's 2015 Stock Incentive Plan has 14,505 Rights issued. In addition, the Company has 17,540 Rights issued from the Cornerstone Non-Qualified Plan Options, which does not have any Rights available for future grants or awards.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Stock Options:

A summary of the activity in these stock option plans is presented in the following table:

	Number		Weighted Average Exercisable Price
Outstanding at December 31, 2020	99,617	$	10.19
Granted	—		—
Exercised	(19,950)		10.26
Forfeited	—		—
Outstanding at December 31, 2021	79,667		10.17
Granted	—		—
Exercised	(45,253)		8.75
Forfeited	(2,369)		11.90
Outstanding at December 31, 2022	32,045		12.04

Information pertaining to options outstanding at December 31, 2022, is as follows:

		Options Outstanding			Options Exercisable	
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price		Number Exercisable	Weighted-Average Exercise Price
$ 9.48	7,290	0.19 years	$ 9.48		7,290	$ 9.48
9.60	10,250	0.79 years	9.60		10,250	9.60
15.05	14,505	2.42 years	15.05		14,505	15.05
Outstanding, end of period	32,045	1.39 years	$ 12.04		32,045	$ 12.04

The Company did not recognize any stock option-based compensation expense for the year ended December 31, 2022, 2021 and 2020, respectively, as all stock options are fully vested. As of December 31, 2022, all options were fully vested and currently no future compensation cost will be recognized related to nonvested stock-based compensation arrangements granted under the Plans.

The intrinsic value of options exercised during the year ended December 31, 2022 and 2021 was $806 thousand and $233, thousand, respectively. The aggregate intrinsic value of total options outstanding and exercisable options at December 31, 2022, was $495 thousand. Cash received from options exercised under all share-based payment arrangements for the period ended December 31, 2022, was $397 thousand.

No options vested during the year ended December 31, 2022, and 2021, respectively. The income tax benefit recognized for the exercise of options during the periods ended December 31, 2022, 2021, and 2020 was $209 thousand, $13 thousand, and $18 thousand, respectively.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Restricted Stock Awards:

A summary of the activity of the Company's unvested restricted stock awards for the year ended December 31, 2022 is presented below:

The following table summarizes activity relating to non-vested restricted stock awards:

	Number	Weighted Average Grant-Date Fair Value
Balance at December 31, 2021	144,367	$ 19.49
Granted	23,115	26.57
Vested	(34,146)	24.13
Forfeited/expired	(3,500)	16.44
Balance at December 31, 2022	129,836	$ 19.61

The Company measures the fair value of restricted stock awards based on the price of the Company's common stock on the grant date, and compensation expense is recorded over the vesting period. The compensation expense for restricted stock awards during the year ended December 31, 2022, 2021, and 2020, was $1.3 million, $693 thousand, and $482 thousand, respectively. As of December 31, 2022, there was $1.0 million of unrecognized compensation cost related to non-vested restricted stock awards granted under the plan. The cost is expected to be recognized over a weighted average period of 1.82 years. The grant-date fair value of restricted stock awards vested was $824 thousand for the year ended December 31, 2022.

Stock Appreciation Rights ("SARs"):

When SARs are issued, they are assigned an exercisable price based on the closing stock price on the date of grant. The SARs are recorded at fair market value and adjusted through salaries and employee benefits expense. The SAR's will be settled through cash based on the difference of Company's closing stock price on exercise date and original grant date stock price. SARs compensation expense of $93 thousand, $256 thousand and $51 thousand was recognized for the years ended December 31, 2022, 2021, and 2020, respectively.

A summary of the status of SARs plans is presented in the following table:

	Number	Weighted Average Exercisable Price
Outstanding at December 31, 2020	73,000	$ 19.02
Granted	22,000	20.70
Exercised	(34,000)	21.61
Forfeited/Expired	(6,000)	18.00
Outstanding at December 31, 2021	55,000	18.21
Granted	—	—
Exercised	(19,000)	18.12
Forfeited/Expired	—	—
Outstanding at December 31, 2022	36,000	$ 18.25

Information pertaining to SARs outstanding at December 31, 2022, is as follows:

		SARs Outstanding			SARs Exercisable	
Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	
$ 15.19	16,000	1.00 years	$ 15.19	—	$ —	
20.70	20,000	2.00 years	20.70	—	—	
Outstanding, end of period	36,000	1.56 years	$ 18.25	—	$ —	

Note 14. Commitments and Contingent Liabilities

Commitments:

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing and depository needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Such commitments involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit are variable rate instruments while the standby letters of credit are primarily fixed rate instruments. The Company's exposure to credit loss is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance sheet instruments.

A summary of the Company's total contractual amount for all off-balance sheet commitments for the years ended December 31, 2022 and 2021, are as follows *(in thousands)*:

	December 31, 2022	December 31, 2021
Commitments to extend credit	$ 911,998	$ 669,770
Standby letters of credit	6,897	17,868

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit issued by the Company are conditional commitments to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies and is required in instances which the Company deems necessary. At December 31, 2022 and 2021, the carrying amount of liabilities related to the Company's obligation to perform under standby letters of credit was

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

insignificant. The Company has not been required to perform on any standby letters of credit, and the Company has not incurred any losses on standby letters of credit for the years ended December 31, 2022 and 2021.

Contingent Liabilities:

The Company is subject in the normal course of business to various pending and threatened legal proceedings in which claims for monetary damages are asserted. Management, after consultation with legal counsel, does not anticipate that the aggregate ultimate liability arising out of litigation pending or threatened against the Company will be material to the Company's consolidated financial position. On an on-going basis, the Company assesses any potential liabilities or contingencies in connection with such legal proceedings. For those matters where it is deemed probable that the Company will incur losses and the amount of the losses can be reasonably estimated, the Company would record an expense and corresponding liability in its consolidated financial statements.

Note 15. Regulatory Matters

Regulatory Capital Requirements:

The final rules implementing the Basel Committee on Banking Supervision's capital guidelines for U.S. banks (Basel III rules) became effective January 1, 2015. In order to avoid restrictions on capital distributions and discretionary bonus payments to executives, under the new rules a covered banking organization is also required to maintain a "capital conservation buffer" in addition to its minimum risk-based capital requirements. This buffer is required to consist solely of common equity Tier 1, and the buffer applies to all three risk-based measurements (CET1, Tier 1 capital and total capital). As of January 1, 2019, an additional amount of Tier 1 common equity equal to 2.5% of risk-weighted assets is required for compliance with the capital conservation buffer. The ratios for the Company and the Bank are currently sufficient to satisfy the fully phased-in conservation buffer. At December 31, 2022, the Company and the Bank exceeded the minimum regulatory requirements and exceeded the threshold for the "well capitalized" regulatory classification.

Regulatory Restrictions on Dividends:

Pursuant to Tennessee banking law, the Bank may not, without the prior consent of the Commissioner of the Tennessee Department of Financial Institutions (the "TDFI"), pay any dividends to the Company in a calendar year in excess of the total of the Bank's retained net income for that year plus the retained net income for the preceding two years. Because this test involves a measure of net income, any charge on the Bank's income statement, such as an impairment of goodwill, could impair the Bank's ability to pay dividends to the Company. Under Tennessee corporate law, the Company is not permitted to pay dividends if, after giving effect to such payment, it would not be able to pay its debts as they become due in the usual course of business or its total assets would be less than the sum of its total liabilities plus any amounts needed to satisfy any preferential rights if it were dissolving. In addition, in deciding whether or not to declare a dividend of any particular size, the Company's board of directors must consider its and the Bank's current and prospective capital, liquidity, and other needs. In addition to state law limitations on the Company's ability to pay dividends, the Federal Reserve imposes limitations on the Company's ability to pay dividends. Federal Reserve regulations limit dividends, stock repurchases and discretionary bonuses to executive officers if the Company's regulatory capital is below the level of regulatory minimums plus the applicable capital conservation buffer.

During the year ended December 31, 2021 the Bank paid $10.0 million in dividends to the Company. No dividends were paid to the Company during the year ended December 31, 2022. Since the fourth quarter of 2019, the Company has paid a quarterly common stock dividend. During the years ended December 31, 2022, and 2021, the Company paid a quarterly common stock dividend of $0.07 and $0.06 per share, respectively. The amount and timing of all future dividend payments by the Company, if any, is subject to discretion of the Company's board of directors and will depend on the Company's earnings, capital position, financial condition and other factors, including new regulatory capital requirements, as they become known to the Company.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Regulatory Capital Levels:

Actual and required capital levels at December 31, 2022 and 2021 are presented below *(dollars in thousands)*:

	Actual		Minimum for capital adequacy purposes		Minimum to be well capitalized under prompt corrective action provisions[1]	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2022						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 425,957	11.40 %	$ 298,966	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	360,608	9.65 %	224,224	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	360,608	9.65 %	168,168	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)[2]	360,608	7.95 %	181,387	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 426,947	11.44 %	$ 298,476	8.00 %	$ 373,094	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	403,613	10.82 %	223,857	6.00 %	298,476	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	403,613	10.82 %	167,892	4.50 %	242,511	6.50 %
Tier 1 Capital (to Average Assets)[2]	403,613	8.90 %	181,383	4.00 %	226,729	5.00 %
December 31, 2021						
SmartFinancial:						
Total Capital (to Risk Weighted Assets)	$ 386,627	12.55 %	$ 246,483	8.00 %	N/A	N/A
Tier 1 Capital (to Risk Weighted Assets)	325,345	10.56 %	184,862	6.00 %	N/A	N/A
Common Equity Tier 1 Capital (to Risk Weighted Assets)	325,345	10.56 %	138,647	4.50 %	N/A	N/A
Tier 1 Capital (to Average Assets)	325,345	7.45 %	174,578	4.00 %	N/A	N/A
SmartBank:						
Total Capital (to Risk Weighted Assets)	$ 378,055	12.29 %	$ 246,053	8.00 %	$ 307,566	10.00 %
Tier 1 Capital (to Risk Weighted Assets)	358,703	11.66 %	184,539	6.00 %	246,053	8.00 %
Common Equity Tier 1 Capital (to Risk Weighted Assets)	358,703	11.66 %	138,405	4.50 %	199,918	6.50 %
Tier 1 Capital (to Average Assets)	358,703	8.23 %	174,384	4.00 %	217,980	5.00 %

---

[1]   The prompt corrective action provisions are applicable at the Bank level only.
[2]   Average assets for the above calculations were based on the most recent quarter.

Note 16. Concentrations of Credit Risk

The Company originates primarily commercial, residential, and consumer loans to customers in East and Middle Tennessee, Alabama, and the Florida panhandle. The ability of the majority of the Company's customers to honor their contractual loan obligations is dependent on the economy in these areas.

Eighty percent of the Company's loan portfolio is concentrated in loans secured by real estate, of which a substantial portion is secured by real estate in the Company's primary market areas. Commercial real estate, including commercial construction loans, represented 58% of the loan portfolio at December 31, 2022, and 59% of the loan portfolio at December 31, 2021. Accordingly, the ultimate collectability of the loan portfolio and recovery of the carrying amount of other real estate owned is susceptible to changes in real estate conditions in the Company's primary market areas. The other concentrations of credit by type of loan are set forth in Note 5.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 17. Fair Value of Assets and Liabilities

Determination of Fair Value:

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the "Fair Value Measurements and Disclosures" ASC Topic 820, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

ASC Topic 820 provides a consistent definition of fair value, which focuses on exit price in an orderly transaction between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact business at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Fair Value Hierarchy:

In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 - Valuation is based on quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 assets and liabilities generally include debt and equity securities that are traded in an active exchange market. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2 - Valuation is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. The valuation may be based on quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the asset or liability.

Level 3 - Valuation is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following methodologies were used by the Company in estimating fair value disclosures for financial instruments:

Securities available-for-sale: The fair value of U.S. Treasury, U.S. Government-sponsored enterprises, municipal securities, other debt securities and mortgage-backed securities, is estimated using a third party pricing service. The third party provider evaluates securities based on comparable investments with trades and market data and will utilize pricing models that use a variety of inputs, such as benchmark yields, reported trades, broker-dealer quotes, issuer spreads, benchmark securities, bids and offers as needed. These securities are generally classified as Level 2.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Derivative financial instruments - The fair value for derivative financial instruments is determined based on market prices, broker-dealer quotations on similar products, or other related input parameters. The derivative financial instruments are generally classified Level 2.

Recurring Measurements of Fair Value:

The tables below present the recorded amount of assets and liabilities measured at fair value on a recurring basis are as follows *(in thousands)*:

Description		Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
December 31, 2022:								
Assets:								
Securities available-for-sale:								
U.S. Treasury	$	223,653	$	—	$	223,653	$	—
U.S. Government-sponsored enterprises (GSEs)		1,575		—		1,575		—
Municipal securities		18,611		—		18,611		—
Other debt securities		30,551		—		30,551		—
Mortgage-backed securities (GSEs)		209,503		—		209,503		—
Total securities available-for-sale		483,893		—		483,893		—
Derivative financial instruments and interest rate swap agreements		11,834		—		11,834		—
Total assets at fair value	$	495,727	$	—	$	495,727	$	—
Liabilities:								
Derivative financial instruments and interest rate swap agreements	$	13,110	$	—	$	13,110	$	—
December 31, 2021:								
Assets:								
Securities available-for-sale:								
U.S. Treasury	$	137,758	$	—	$	137,758	$	—
U.S. Government-sponsored enterprises (GSEs)		21,801		—		21,801		—
Municipal securities		67,820		—		67,820		—
Other debt securities		27,220		—		27,220		—
Mortgage-backed securities (GSEs)		227,854		—		227,854		—
Total securities available-for-sale		482,453		—		482,453		—
Interest rate swaps agreements for customer loans		1,326		—		1,326		—
Total assets at fair value	$	483,779	$	—	$	483,779	$	—
Liabilities:								
Derivative financial instruments and interest rate swap agreements	$	4,893	$	—	$	4,893	$	—

The Company has no assets or liabilities whose fair values are measured on a recurring basis using Level 3 inputs. Additionally, there were no transfers between Level 1 and Level 2 in the fair value hierarchy.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Assets Measured at Fair Value on a Nonrecurring Basis:

Under certain circumstances management makes adjustments to fair value for assets and liabilities although they are not measured at fair value on an ongoing basis. The following tables present the financial instruments carried on the consolidated balance sheets by caption and by level in the fair value hierarchy, for which a nonrecurring change in fair value has been recorded *(in thousands)*:

	Fair Value		Quoted Prices in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Unobservable Inputs (Level 3)
December 31, 2022:							
Collateral dependent loans	$	1,536	$	—	$	—	$ 1,536
Other real estate owned		915		—		—	915
December 31, 2021:							
Collateral dependent loans	$	2,280	$	—	$	—	$ 2,280
Other real estate owned		367		—		—	367

For Level 3 assets measured at fair value on a non-recurring basis, the significant unobservable inputs used in the fair value measurements are presented below *(dollars in thousands)*:

	Fair Value		Valuation Technique	Significant Other Unobservable Input	Weighted Average of Input
December 31, 2022:					
Collateral dependent loans	$	1,536	Appraisal	Appraisal discounts	25 %
Other real estate owned		915	Appraisal	Appraisal discounts	29 %
December 31, 2021:					
Collateral dependent loans	$	2,280	Appraisal	Appraisal discounts	25 %
Other real estate owned		367	Appraisal	Appraisal discounts	13 %

Collateral dependent loans: A collateral dependent loan is measured based on the fair value of the collateral securing these loans, less selling costs. Collateral dependent loans are classified within Level 3 of the fair value hierarchy. Collateral may be real estate and/or business assets including equipment, inventory, and/or accounts receivable. The Company determines the value of the collateral based on independent appraisals performed by qualified licensed appraisers. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Appraised values are discounted for costs to sell and may be discounted further based on management's historical knowledge, changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and the customer's business. Such discounts by management are subjective and are typically significant unobservable inputs for determining fair value. Collateral dependent loans are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors discussed above.

Other real estate owned: Other real estate owned, consisting of properties obtained through foreclosure or in satisfaction of loans, are initially recorded at fair value less estimated costs to sell upon transfer of the loans to other real estate. Subsequently, other real estate is carried at the lower of carrying value or fair value less costs to sell. Fair values are generally based on third party appraisals of the property and are classified within Level 3 of the fair value hierarchy. The appraisals are sometimes further discounted based on management's historical knowledge, and/or changes in market conditions from the date of the most recent appraisal, and/or management's expertise and knowledge of the customer and

the customer's business. Such discounts are typically significant unobservable inputs for determining fair value. In cases where the carrying amount exceeds the fair value, less estimated costs to sell, a loss is recognized in noninterest expense.

Carrying value and estimated fair value:

The carrying amount and estimated fair value of the Company's financial instruments are as follows *(in thousands)*:

	Carrying Amount	Fair Value Measurements Using			Estimated Fair Value
		Level 1	Level 2	Level 3	
December 31, 2022:					
Assets:					
Cash and cash equivalents	$ 266,424	$ 266,424	$ —	$ —	$ 266,424
Securities available-for-sale	483,893	—	483,893	—	483,893
Securities held-to-maturity	285,949	—	260,613	—	260,613
Other investments	15,530	N/A	N/A	N/A	N/A
Loans and leases, net and loans held for sale	3,232,045	—	—	3,143,921	3,143,921
Derivative financial instruments and interest rate swap agreements	11,834	—	11,834	—	11,834
Liabilities:					
Noninterest-bearing demand deposits	1,072,449	—	1,072,449	—	1,072,449
Interest-bearing demand deposits	965,911	—	965,911	—	965,911
Money market and savings deposits	1,583,481	—	1,583,481	—	1,583,481
Time deposits	455,259	—	451,899	—	451,899
Borrowings	41,860	—	41,860	—	41,860
Subordinated debt	42,015	—	—	40,439	40,439
Derivative financial instruments and interest rate swap agreements	13,110	—	13,110	—	13,110
December 31, 2021:					
Assets:					
Cash and cash equivalents	$ 1,045,077	$ 1,045,077	$ —	$ —	$ 1,045,077
Securities available-for-sale	482,453	—	482,453	—	482,453
Securities held-to-maturity	76,969	—	76,946	—	76,946
Other investments	16,494	N/A	N/A	N/A	N/A
Loans and leases, net and loans held for sale	2,679,148	—	—	2,676,181	2,676,181
Interest rate swaps agreements for customer loans	1,326	—	1,326	—	1,326
Liabilities:					
Noninterest-bearing demand deposits	1,055,125	—	1,055,125	—	1,055,125
Interest-bearing demand deposits	899,158	—	899,158	—	899,158
Money market and savings deposits	1,493,007	—	1,493,007	—	1,493,007
Time deposits	574,648	—	576,598	—	576,598
Borrowings	87,585	—	88,082	—	88,082
Subordinated debt	41,930	—	—	43,374	43,374
Derivative financial instruments and interest rate swap agreements	4,893	—	4,893	—	4,893

Limitations:

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value estimates are based on existing on and off-balance sheet financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered financial instruments. Significant assets and liabilities that are not considered financial instruments include deferred income taxes and premises

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

and equipment. In addition, the tax ramifications related to the realization of unrealized gains and losses can have a significant effect on fair value estimates and have not been considered in the estimates.

Note 18. Derivatives Financial Instruments

Derivatives designated as fair value hedges:

Financial derivatives are reported at fair value in other assets or other liabilities. The accounting for changes in the fair value of a derivative depends on whether it has been designated and qualifies as part of a hedging relationship. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative net investment hedge instrument as well as the offsetting gain or loss on the hedged asset or liability attributable to the hedged risk are recognized in current earnings. The gain or loss on the derivative instrument is presented on the same income statement line item as the earnings effect of the hedged item. The Company utilizes interest rate swaps designated as fair value hedges to mitigate the effect of changing interest rates on the fair values of fixed rate tax-exempt callable securities available-for-sale. The hedging strategy on securities converts the fixed interest rates to LIBOR-based variable interest rates. These derivatives are designated as partial term hedges of selected cash flows covering specified periods of time prior to the call dates of the hedged securities. The Company has elected early adoption of ASU 2017-12, *Derivatives and Hedging (Topic 815) - Targeted Improvements to Accounting for Hedging Activities*, which allows such partial term hedge designations. During the fourth quarter of 2022 the Company dissolved this hedging relationship.

A summary of the Company's fair value hedge relationships for the periods presented are as follows *(dollars in thousands)*:

Asset/Liability derivatives	Balance Sheet Location	Weighted Average Remaining Maturity (In Years)	Weighted Average Pay Rate	Receive Rate	Notional Amount	Estimated Fair Value
December 31, 2022:						
Interest rate swap agreements - securities - dissolved	—	—	— %	—	$ —	$ —
December 31, 2021:						
Interest rate swap agreements - securities	Other liabilities	6.20	3.09 %	3 month LIBOR	$ 36,000	$ (3,567)

The effects of the Company's fair value hedge relationships reported in interest income on tax-exempt available-for-sale securities on the consolidated income statement were as follows *(in thousands)*:

	Year Ended December 31,		
	2022	**2021**	**2020**
Interest income on tax-exempt securities	$ 1,550	$ 2,205	$ 2,150
Effects of fair value hedge relationships	(336)	(1,050)	(781)
Reported interest income on tax-exempt securities	$ 1,214	$ 1,155	$ 1,369

	Year Ended December 31,	
Gain (loss) on fair value hedging relationship	**2022**	**2021**
Interest rate swap agreements - securities:		
Hedged items	$ —	$ (3,567)
Derivative designated as hedging instruments	—	3,567
Carry amount of hedged assets - securities available-for-sale	—	43,119

Derivatives Designated as Cash Flow Hedges:

During the third quarter of 2022, the Company entered into interest rate derivatives contracts that were designated as qualifying cash flow hedges to hedge the exposure to variability in expected future cash flows attributable to changes in a contractually specified interest rate. Specifically, the Company executed $100 million, notional amount, in interest rate collars to hedge the variable rate index on a portion of the Company's commercial loan portfolio. To qualify for hedge accounting, a formal assessment is prepared to determine whether the hedging relationship, both at inception and on an ongoing basis, is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the hedge if a cash flow hedge. At inception, a statistical regression analysis is prepared to determine hedge effectiveness. At each reporting period thereafter, a statistical regression or qualitative analysis is performed. If it is determined that hedge effectiveness has not been or will not continue to be highly effective then hedge accounting ceases and any gain or loss in AOCI is recognized in earnings immediately. The cash flow hedges are recorded at fair value in other liabilities on the consolidated balance sheets with changes in fair value recorded in AOCI, net of tax, see - *Consolidated Statements of Comprehensive Income (Loss)*. Amounts recorded to AOCI are reclassified into earnings in the same period in which the hedged asset affects earnings and are presented in the same income statement line item as the earnings effect of the hedged asset, as future interest payments are made on the underlying assets. The Company estimates that an additional $362 thousand will be reclassified as a decrease in interest income during 2023.

At December 31, 2022 and 2021, respectively, cash flow hedges are as follows *(in thousands)*:

		December 31, 2022		December 31, 2021	
	Balance Sheet Location	**Notional Amount**	**Estimated Fair Value**	**Notional Amount**	**Estimated Fair Value**
Cash flow hedges:					
Assets	Other assets	$ -	$ -	$ -	$ -
Liabilities	Other liabilities	100,000	(1,304)	-	-

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Non-hedged derivatives:

During the second quarter of 2021, the Company initiated a loan hedging program to certain loan customers. Through this program, the Company originates a variable rate loan with the customer. The Company and the customer will then enter into a fixed interest rate swap. Lastly, an identical offsetting swap is entered into by the Company with a dealer bank. These "back-to-back" swap arrangements are intended to offset each other and allow the Company to book a variable rate loan, while providing the customer with a contract for fixed interest payments. In these arrangements, the Company's net cash flow is equal to the interest income received from the variable rate loan originated with the customer. These customer swaps are not designated as hedging instruments and are recorded at fair value in other assets and other liabilities. Since the income statement impact of the offsetting positions is limited, any changes in fair value is recognized as other noninterest income in the current period.

At December 31, 2022, and 2021, respectively, interest rate swaps related to the Company's loan hedging program that were outstanding are presented in the following table *(in thousands)*:

	December 31, 2022		December 31, 2021	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Interest rate swap agreements:				
Assets	$ 216,656	$ 11,834	$ 48,125	$ 1,326
Liabilities	216,656	(11,834)	48,125	(1,326)

The Company establishes limits and monitors exposures for customer swap positions. Any fees received to enter the swap agreements at inception are recognized in earnings when received and is included in noninterest income. Such fees were as follows *(in thousands)*:

	Year Ended December 31,		
	2022	2021	2020
Interest rate swap agreements	$ 2,162	$ 965	$ —

Collateral requirements:

These derivative rate contracts have collateral requirements, both at inception of the trade and as the value of each derivative position changes. At December 31, 2022 and 2021, respectively, collateral totaling $1.4 million and $2.4 million, respectively, was pledged to the derivative counterparties to comply with collateral requirements.

SmartFinancial, Inc. and Subsidiary
Notes to Consolidated Financial Statements
December 31, 2022, 2021 and 2020

Note 19. Other Comprehensive Income (Loss)

The changes in each component of accumulated other comprehensive income (loss), net of tax, were as follows *(in thousands)*:

	Year Ended December 31, 2022				
	Securities Available-for-Sale	Securities Transferred to Held-to-Maturity	Fair Value Municipal Security Hedges	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance, December 31, 2021	$ 25	$ 665	$ 753	$ —	$ 1,443
Other comprehensive income (loss)	(34,231)	(1,490)	(56)	(966)	(36,743)
Reclassification of amounts included in net income	590	83	(697)	—	(24)
Net other comprehensive income (loss) during period	(33,641)	(1,407)	(753)	(966)	(36,767)
Ending balance, December 31, 2022	$ (33,616)	$ (742)	$ —	$ (966)	$ (35,324)

	Year Ended December 31, 2021				
	Securities Available-for-Sale	Securities Transferred to Held-to-Maturity	Fair Value Municipal Security Hedges	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance, December 31, 2020	$ 2,968	$ —	$ (785)	$ —	$ 2,183
Other comprehensive income (loss)	(2,910)	671	1,538	—	(701)
Reclassification of amounts included in net income	(33)	(6)	—	—	(39)
Net other comprehensive income (loss) during period	(2,943)	665	1,538	—	(740)
Ending balance, December 31, 2021	$ 25	$ 665	$ 753	$ —	$ 1,443

	Year Ended December 31, 2020				
	Securities Available-for-Sale	Securities Transferred to Held-to-Maturity	Fair Value Municipal Security Hedges	Cash Flow Hedges	Accumulated Other Comprehensive Income (Loss)
Beginning balance, December 31, 2019	$ 391	$ —	$ (223)	$ —	$ 168
Other comprehensive income (loss)	2,581	—	(562)	—	2,019
Reclassification of amounts included in net income	(4)	—	—	—	(4)
Net other comprehensive income (loss) during period	2,577	—	(562)	—	2,015
Ending balance, December 31, 2020	$ 2,968	$ —	$ (785)	$ —	$ 2,183

Note 20. Condensed Parent Information

CONDENSED BALANCE SHEETS
December 31, 2022 and 2021
(Dollars in thousands)

	2022	2021
ASSETS:		
Cash	$ 6,202	$ 11,445
Investment in subsidiary	475,457	462,788
Other assets	6,130	5,380
Total assets	$ 487,789	$ 479,613
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Other liabilities	$ 822	$ 753
Other borrowings	54,515	49,430
Total liabilities	55,337	50,183
Shareholders' equity	432,452	429,430
Total liabilities and shareholders' equity	$ 487,789	$ 479,613

CONDENSED STATEMENTS OF INCOME
Years ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

	2022	2021	2020
INCOME:			
Interest income	$ —	$ —	$ —
Other income	—	2	—
Total income	—	2	—
EXPENSES:			
Interest expense	2,962	2,512	2,334
Other operating expenses	1,017	1,109	1,625
Total expense	3,979	3,621	3,959
Income (loss) before equity in undistributed earnings of subsidiaries and income tax benefit	(3,979)	(3,619)	(3,959)
Income tax expense	728	888	908
Income before equity in undistributed net income of subsidiaries	(3,251)	(2,731)	(3,051)
Equity in undistributed earnings of subsidiaries	46,273	37,521	27,383
Net income	$ 43,022	$ 34,790	$ 24,332

STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022, 2021 and 2020
(Dollars in thousands)

	2022	2021	2020
Cash flows from operating activities:			
Net income	$ 43,022	$ 34,790	$ 24,332
Adjustments to reconcile net income to net cash (used in) provided by operating activities:			
Equity in undistributed income of subsidiary	(46,273)	(37,521)	(27,383)
Other assets	(544)	(652)	(2,417)
Other liabilities	(1,915)	127	143
Net cash used in operating activities	(5,710)	(3,256)	(5,325)
Cash flows from investing activities:			
Net cash paid for business combinations	—	(6,130)	(6,713)
Equity contribution from subsidiary	—	10,000	13,900
Net cash provided by (used in) investing activities	—	3,870	7,187
Cash flows from financing activities:			
Issuance of common stock, net of restricted shares withheld for taxes	191	205	339
Proceeds from other borrowings	5,000	7,500	—
Cash dividends paid	(4,724)	(3,728)	(2,986)
Repurchase of common stock	—	(1,208)	(4,308)
Net cash (used in) provided by financing activities	467	2,769	(6,955)
Net change in cash and cash equivalents	(5,243)	3,383	(5,093)
Cash and cash equivalents, beginning of year	11,445	8,062	13,155
Cash and cash equivalents, end of period	$ 6,202	$ 11,445	$ 8,062

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

SmartFinancial maintains disclosure controls and procedures, as defined in Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"), that are designed to ensure that information required to be disclosed by it in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms and that such information is accumulated and communicated to SmartFinancial's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. SmartFinancial carried out an evaluation, under the supervision and with the participation of its management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of its disclosure controls and procedures as of the end of December 31, 2022. Based on the evaluation of these disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, SmartFinancial's disclosure controls and procedures were effective.

Management's Report on Internal Control over Financial Reporting

The report of SmartFinancial's management on internal control over financial reporting is set forth in "Item 8 – Financial Statements and Supplementary Data" of this Annual Report on Form 10-K and is incorporated herein by reference.

FORVIS, LLP an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and has issued a report on the effectiveness of our internal control over financial reporting, and this report is included in "Part II - Item 8. Financial Statements and Supplementary Data" of this Report on Form 10-K.

Changes in Internal Controls

There were no changes in SmartFinancial's internal control over financial reporting during SmartFinancial's fiscal quarter ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, SmartFinancial's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 25, 2023 under the headings "Proposal One Election of Directors," "Security Ownership of Certain Beneficial Owners and Management," "Corporate Governance and Board of Directors," "Compensation of Directors and Executive Officers," and "Section 16(a) Beneficial Ownership Reporting Compliance."

ITEM 11. EXECUTIVE COMPENSATION

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 25, 2023 under the headings, "Proposal One Election of the Directors" and "Compensation of Directors and Executive Officers."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The responses to this Item will be included in SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 25, 2023 under the heading, "Security Ownership of Certain Beneficial Owners and Management."

The following table summarizes information concerning SmartFinancial's equity compensation plans at December 31, 2022:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options	Weighted average exercise price of outstanding options	Number of securities remaining available for future issuance (excluding securities represented in column (a))
Equity compensation plans approved by security holders:			
2015 Stock Incentive Plan	14,505	15.05	1,766,245
Equity compensation plans not approved by shareholders	17,540	9.55	—
Total	32,045	$ 12.04	1,766,245

Equity Compensation Plans not Approved by Shareholders

During 2013 and 2014, Cornerstone Bancshares, Inc., the name under which the Company previously operated, issued non-qualified options to employees and directors. These non-qualified options are governed by the grant document issued to the holders. The non-qualified stock options for employees were issued at the market value of the common stock on the grant date and are fully vested. The non-qualified stock options for directors are issued at the market value of the common stock on the grant date and are fully vested. The term of all grants were determined by the compensation committee, not to exceed ten years. As of December 31, 2022, a total of 128,500 non-qualified stock options had been issued to Company employees and directors, of which 17,540 remained outstanding and exercisable.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 25, 2023 under the heading, "Proposal One Election of Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The response to this Item is incorporated by reference to SmartFinancial's proxy statement for the annual meeting of stockholders to be held May 25, 2023 under the heading, "Proposal Two Ratification of Independent Registered Public Accountants."


PART IV


ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

(1)   Financial Statements

The following report and consolidated financial statements of SmartFinancial and Subsidiary are included in Item 8:

Report of Independent Registered Public Accounting Firms (FORVIS, LLP, Louisville, Kentucky, PCAOB ID 686)
Consolidated Balance Sheets as of December 31, 2022 and 2021
Consolidated Statements of Income for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Comprehensive Income for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2022, 2021 and 2020

Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020

Notes to Consolidated Financial Statements

(2)   Financial Statement Schedules:

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

(3)   The following documents are filed, furnished or incorporated by reference as exhibits to this report:

Exhibit Index

Exhibit No.	Description	Location
2.1	Agreement and Plan of Merger, dated as of October 29, 2019, by and between SmartFinancial, Inc. and Progressive Financial Group Inc.†	Incorporated by reference to Exhibit 2.1 to Form 8-K filed October 30, 2019
2.2	Agreement and Plan of Merger, dated as of April 13, 2021, by and between SmartFinancial, Inc. and Sevier County Bancshares, Inc.†	Incorporated by reference to Exhibit 2.1 to Form 8-K filed April 14, 2021
2.3	Purchase Agreement, dated as of May 2, 2021, by and among Warren Payne, G. Price Cooper, B. Wade West, Craig Phillipy, and SmartBank†	Incorporated by reference to Exhibit 2.1 to Form 8-K filed May 3, 2021
2.4	Asset Purchase Agreement, dated as of September 1, 2022, by and among Sunbelt Group, LLC, A. Mark Slater, Jr., and Rains Agency Inc.	Incorporated by reference to Exhibit 2.1 to Form 8-K filed September 9, 2022
3.1	Second Amended and Restated Charter of SmartFinancial, Inc.	Incorporated by reference to Exhibit 3.3 to Form 8-K filed September 2, 2015
3.2	Second Amended and Restated Bylaws of SmartFinancial, Inc.	Incorporated by reference to Exhibit 3.1 to Form 8-K filed October 26, 2015
4.1	Description of SmartFinancial Capital Stock	Filed herewith
4.2	Specimen Common Stock Certificate	Incorporated by reference to Exhibit 4.2 to Form 10-K filed March 30, 2016
4.3	Form of Fixed-to-Floating Rate Subordinated Note due October 2, 2028	Incorporated by reference to Exhibit 4.1 to Form 8-K filed October 1, 2018
10.1**	SmartFinancial, Inc. 2015 Stock Incentive Plan	Incorporated by reference to Exhibit H to the Form S-4 filed April 16, 2015
10.2**	Form of 2015 Stock Incentive Agreement	Incorporated by reference to Exhibit 10.2 to From 10-K filed March 30, 2016
10.3**	SmartFinancial, Inc. 2010 Incentive Plan	Incorporated by reference to Exhibit 10.6 to Form 8-K filed September 2, 2015
10.4**	Form of Incentive Stock Option Certificate under SmartFinancial, Inc. 2010 Incentive Plan	Incorporated by reference to Exhibit 10.7 to Form 8-K filed September 2, 2015
10.5**	SmartBank Stock Option Plan	Incorporated by reference to Exhibit 10.5 to Form 8-K filed September 2, 2015
10.6**	Form of Management Incentive Stock Option Agreement under SmartBank Stock Option Plan	Incorporated by reference to Exhibit 10.8 to Form 8-K filed September 2, 2015
10.7	Form of Subscription Agreement for 2015 Equity Financing	Incorporated by reference to Exhibit 10.1 to Form 8-K filed August 20, 2015
10.8	Form of Registration Rights Agreement for 2015 Equity Financing	Incorporated by reference to Exhibit 10.2 to Form 8-K filed August 20, 2015
10.9**	Cornerstone Bancshares, Inc. 2002 Long-Term Incentive Plan	Incorporated by reference to Exhibit 99.1 to Form S-8 filed on March 5, 2004

10.10**	Form of Unqualified Stock Option Award Agreement under 2002 Long-Term Incentive Plan	Incorporated by reference to Exhibit 10.22 to Form 10-K filed March 30, 2016
10.11**	Form of Stock Appreciation Rights Agreement	Incorporated by reference to Exhibit 10.1 to Form 8-K filed August 8, 2017
10.12**	Form of Restricted Stock Award Agreement	Incorporated by reference to Exhibit 10.2 to Form 8-K filed August 8, 2017
10.13**	Employment Agreement, dated as of May 22, 2017, by and between SmartBank and Robert Kuhn	Incorporated by reference to Exhibit 10.1 to Form 8-K filed November 7, 2017
10.14*	Capstone Bancshares, Inc. 2008 Long-Term Equity Incentive Plan	Incorporated by reference to Exhibit 10.2 to Form 10-Q filed November 7, 2017
10.15*	Form of Award Agreement under Capstone Bancshares, Inc. 2008 Long-Term Incentive Plan	Incorporated by reference to Exhibit 10.3 to Form 8-K filed November 7, 2017
10.16*	Salary Continuation Agreement, dated August 11, 2010, by and between Capstone Bank and Robert W. Kuhn	Incorporated by reference to Exhibit 10.4 to Form 8-K filed November 7, 2017
10.17	Form of Subordinated Note Purchase Agreement dated September 28, 2018, for SmartFinancial, Inc. Fixed-to-Floating Rate Subordinate Notes due October 2, 2028	Incorporated by reference to Exhibit 10.1 to Form 8-K filed October 1, 2018
10.18**	Executive Change in Control Agreement with W. Miller Welborn, dated as of March 9, 2020	Incorporated by reference to Exhibit 10.1 to Form 8-K filed March 11, 2020
10.19**	Employment Agreement with William Y. Carroll, Jr., dated as of March 9, 2020	Incorporated by reference to Exhibit 10.2 to Form 8-K filed March 11, 2020
10.20**	Employment Agreement with Ronald J. Gorczynski, dated as of March 9, 2020	Incorporated by reference to Exhibit 10.3 to Form 8-K filed March 11, 2020
10.21	Loan and Security Agreement, dated as of March 31, 2020, by and between SmartFinancial, Inc., as Borrower, and ServisFirst Bank, as Lender	Incorporated by reference to Exhibit 10.1 to Form 8-K filed April 3, 2020
10.22	Pledge Agreement, dated as of March 31, 2020, by and between SmartFinancial, Inc., as Borrower, and ServisFirst Bank, as Lender	Incorporated by reference to Exhibit 10.3 to Form 8-K filed April 3, 2020
10.23	First Amendment to Loan and Security Agreement, dated as of September 23, 2021, by and between SmartFinancial, Inc. and ServisFirst Bank	Incorporated by reference to Exhibit 10.1 to Form 8-K filed September 28, 2021
10.24	First Amendment to Loan and Security Agreement, dated as of February 1, 2023, by and between SmartFinancial, Inc. and ServisFirst Bank	Incorporated by reference to Exhibit 10.1 to Form 8-K filed February 6, 2023
10.25	Amended and Restated Revolving Note, dated as of February 1, 2023, by and between SmartFinancial, Inc., as Borrower, and ServisFirst Bank, as Lender	Incorporated by reference to Exhibit 10.2 to Form 8-K filed February 6, 2023
21.1	SmartFinancial, Inc. List of Subsidiaries	Filed herewith
23.1	Consent of FORVIS, LLP	Filed herewith

23.2	Consent of FORVIS, LLP (Successor to Dixon Hughes Goodman LLP)	Filed herewith
31.1	Certification of Principal Executive Officer	Filed herewith
31.2	Certification of Principal Financial Officer	Filed herewith
32.1	Section 906 certification of Principal Executive Officer	Filed herewith
32.2	Section 906 certification of Principal Financial Officer	Filed herewith
101.INS*	Inline XBRL Instance Document	Filed herewith
101.SCH*	Inline XBRL Taxonomy Extension Schema	Filed herewith
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase	Filed herewith
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase	Filed herewith
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase	Filed herewith
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase	Filed herewith
104	Cover Page Interactive Date File (formatted in Inline XBRL and contained in Exhibit 101)	

† Schedules and exhibits to which have been omitted pursuant to Items 601(b)(2) of Regulations S-K. SmartFinancial agrees to furnish supplementally a copy of any omitted schedule to the Securities and Exchange Commission.

* Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, or Section 18 of the Securities and Exchange Act of 1934, as amended and otherwise are not subject to liability under those sections.

** Indicates management contract or compensatory plan or arrangement

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SMARTFINANCIAL, INC.

Date: March 16, 2023   By: /s/ William Y. Carroll, Jr.
                                William Y. Carroll, Jr.
                                President and Chief Executive Officer and Director
                                (Principal Executive Officer)

                         By: /s/ Ron Gorczynski
                                Ron Gorczynski
                                Executive Vice President and Chief Financial Officer
                                (Principal Financial Officer and Principle Accounting
                                Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ William Y. Carroll, Jr. William Y. Carroll, Jr. (Principal Executive Officer)	President and Chief Executive Officer and Director	March 16, 2023
/s/ Ron Gorczynski Ron Gorczynski (Principal Financial Officer and Principal Accounting Officer)	Executive Vice President and Chief Financial Officer	March 16, 2023
/s/ Cathy G. Ackermann Cathy G. Ackermann	Director	March 16, 2023
/s/ Victor L. Barrett Victor L. Barrett	Director	March 16, 2023
/s/ William Y. Carroll, Sr. William Y. Carroll, Sr.	Director	March 16, 2023
/s/ Ted C. Miller Ted C. Miller	Director	March 16, 2023
/s/ David A. Ogle David A. Ogle	Director	March 16, 2023
/s/ John Presley John Presley	Director	March 16, 2023

/s/ Steven B. Tucker	Director	March 16, 2023
Steven B. Tucker		
/s/ Miller Welborn	Director	March 16, 2023
Miller Welborn		
/s/ Keith E. Whaley	Director	March 16, 2023
Keith E. Whaley		
/s/ Geoffrey A. Wolpert	Director	March 16, 2023
Geoffrey A. Wolpert		

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